                                                Filed Pursuant to Rule 424(b)(3)
[AmeriLink Corporation Logo]                       Registration Number 333-80207

                           PROXY STATEMENT/PROSPECTUS
                 MERGER PROPOSED -- YOUR VOTE IS VERY IMPORTANT

Dear AmeriLink Shareholder:

     I am pleased to send you this proxy statement/prospectus for the special meeting of shareholders of AmeriLink Corporation to be held on Tuesday, July 20, 1999 at 10:00 a.m. local time, at The Worthington Inn, located at 649 High Street, Worthington, Ohio. The purpose of the special meeting is to consider and vote upon the merger of AmeriLink with Tandy Corporation.

     Before we can go ahead with this merger, AmeriLink's shareholders must vote on the proposal that will allow the merger to take place. This proposal approves the merger and the merger agreement. If the average closing price of Tandy's common shares is above $29.73 for a twenty-day trading period just before the merger is completed, then AmeriLink's shareholders would receive 0.4036 of a Tandy common share for every AmeriLink common share they own. If the average closing price of Tandy's common shares is equal to or below $29.73 for the same twenty-day trading period, then AmeriLink's shareholders would receive $14.50 in cash for every AmeriLink common share they own. Tandy's common shares are listed on the New York Stock Exchange under the symbol "TAN." We are very excited by the opportunities we see in merging with Tandy, so we are urging you to vote FOR the proposal explained in the attached document. YOUR BOARD OF DIRECTORS HAS CAREFULLY STUDIED THE TERMS AND CONDITIONS OF THE MERGER AND UNANIMOUSLY RECOMMENDS THAT YOU APPROVE THE PROPOSAL.

     YOU SHOULD ALSO CAREFULLY CONSIDER THE RISK FACTORS RELATING TO THE MERGER THAT WE DESCRIBE STARTING ON PAGE 13 OF THIS DOCUMENT.

     YOUR VOTE IS VERY IMPORTANT. To vote "FOR" the proposal, you must follow the instructions stated on the enclosed proxy card. If you do not return your signed proxy and do not vote at the shareholders' meeting, it will count as a vote against the proposal.

                                            Sincerely,
                                            [Larry R. Linhart Signature]

                                            Larry R. Linhart
                                            Chief Executive Officer, President
                                            and
                                            Chairman of the Board of Directors

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES DESCRIBED IN THIS DOCUMENT OR DETERMINED IF THIS DOCUMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     This proxy statement/prospectus is dated June 18, 1999 and is first being mailed to AmeriLink shareholders on or about June 21, 1999.

                             AMERILINK CORPORATION
                         1900 E. DUBLIN-GRANVILLE ROAD
                              COLUMBUS, OHIO 43229
                           TELEPHONE: (614) 895-1313

                             ---------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                            TO BE HELD JULY 20, 1999

                             ---------------------

     AmeriLink Corporation is holding a special meeting of its shareholders at 10:00 a.m., local time, on Tuesday, July 20, 1999 at The Worthington Inn, located at 649 High Street, Worthington, Ohio for the following purposes:

          1. To consider and vote upon a proposal to approve a merger with Tandy Corporation and the related merger agreement.

          2. To transact such other business as may properly come before the AmeriLink special meeting or any adjournment or postponement of the AmeriLink special meeting.

     We describe these items of business more fully in the attached document. Please read it carefully.

     You are only entitled to vote at the special meeting and any adjournment or postponement of the special meeting if you were an AmeriLink shareholder at the close of business on June 16, 1999.

                                        BY ORDER OF THE BOARD OF DIRECTORS

                                        Robert Powelson
                                        Secretary

Columbus, Ohio
June 18, 1999

     TO ASSURE THAT YOUR SHARES ARE REPRESENTED AT THE SPECIAL MEETING, PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY AND MAIL IT PROMPTLY IN THE POSTAGE-PAID ENVELOPE. YOU MAY REVOKE YOUR PROXY IN THE MANNER DESCRIBED IN THE ATTACHED DOCUMENT AT ANY TIME BEFORE IT HAS BEEN VOTED AT THE SPECIAL MEETING. YOU MAY VOTE IN PERSON AT THE SPECIAL MEETING EVEN IF YOU HAVE RETURNED A PROXY.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
QUESTIONS AND ANSWERS ABOUT THE MERGER......................    1
SUMMARY.....................................................    3
SELECTED HISTORICAL FINANCIAL INFORMATION...................    7
  Tandy.....................................................    7
  AmeriLink.................................................    8
COMPARATIVE PER SHARE DATA..................................    8
COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND
  INFORMATION...............................................   10
WHERE YOU CAN FIND MORE INFORMATION.........................   11
RISK FACTORS................................................   13
  Shareholders will probably not know the value and type of
     the consideration they will receive in the merger when
     they vote on the merger................................   13
  Shareholders owning almost a majority of the outstanding
     AmeriLink common shares have agreed to vote for the
     merger.................................................   13
  Some directors and officers of AmeriLink may have
     conflicts of interest in the merger....................   13
  There are tax risks associated with the merger for
     AmeriLink's shareholders...............................   14
  Termination fees and Tandy's option to purchase AmeriLink
     shares could make a competing takeover proposal more
     difficult and expensive................................   14
  Substantial expenses will be incurred by AmeriLink and
     Tandy in connection with the merger....................   14
  We may have difficulties in integrating our business
     operations.............................................   14
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS...   15
VOTING AND RELATED DETAILS..................................   16
  Voting of proxies.........................................   16
  Abstentions and broker nonvotes...........................   16
  Solicitation of proxies and expenses......................   16
  Exchange of certificates..................................   16
  Board recommendation......................................   16
THE MERGER..................................................   17
  Structure of the merger...................................   17
  Merger consideration......................................   17
  Background of the merger..................................   17
  Reasons for the merger....................................   20
     Joint reasons for the merger...........................   20
     Tandy's reasons for the merger.........................   20
     AmeriLink's reasons for the merger.....................   22
  Interests of AmeriLink management shareholders in the
     merger.................................................   24
     Indemnification and insurance arrangements.............   24
     Employment arrangements................................   24
     Transactions with related parties......................   25
  Treatment of AmeriLink employee and director stock
     options................................................   25
  Operations following the merger...........................   25
  Regulatory approvals......................................   25
  Material federal income tax consequences..................   26
     Tax treatment upon receipt of stock....................   26
     Tax treatment upon receipt of cash.....................   27
     Material federal income tax consequences of the merger
      to Tandy's shareholders...............................   27
  Accounting treatment......................................   27

                                                              PAGE
                                                              ----
OPINION OF FINANCIAL ADVISOR TO AMERILINK...................   28
  Premiums Analysis.........................................   29
  Comparable Company Analysis...............................   29
  Comparable Transaction Analysis...........................   30
  Discounted Cash Flow Analysis.............................   30
  Stock Trading Analysis....................................   30
MATERIAL PROVISIONS OF THE MERGER AGREEMENT.................   31
  Material covenants........................................   31
     Restrictions on operations of AmeriLink until merger is
      completed.............................................   31
     Tandy has agreed to indemnify former AmeriLink
      directors and officers and provide liability
      insurance.............................................   32
     AmeriLink cannot solicit competing takeover
      proposals.............................................   32
  Representations and warranties............................   33
  Conditions to the merger..................................   33
     Conditions to complete the merger for Tandy's and
      AmeriLink's benefit...................................   33
     Additional conditions to complete the merger only for
      AmeriLink's benefit...................................   34
     Additional conditions to complete the merger only for
      Tandy's benefit.......................................   34
  Completion of the merger..................................   35
  Termination of the merger agreement.......................   35
     Right to terminate.....................................   35
     Termination fee and out-of-pocket expenses payable by
      AmeriLink to Tandy....................................   36
     Out-of-pocket expenses payable by Tandy to AmeriLink...   36
  Other expenses............................................   36
RELATED AGREEMENTS..........................................   37
  Voting agreements.........................................   37
  Option agreement..........................................   37
  Effect of option and voting agreements....................   38
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
  MANAGEMENT OF AMERILINK...................................   38
RIGHTS OF DISSENTING SHAREHOLDERS...........................   38
  Tandy's shareholders......................................   38
  AmeriLink's shareholders..................................   38
     No vote in favor of the merger proposal................   38
     Filing written demand..................................   39
     Petitions to be filed in court.........................   39
COMPARISON OF SHAREHOLDER RIGHTS............................   40
  General...................................................   40
  Public markets for the shares.............................   41
  Amendment of charter documents............................   41
  Amendment and repeal of bylaws and code of regulations....   41
  Number of directors.......................................   41
  Removal of directors......................................   42
  Vacancies on the board....................................   42
  Right to call special meetings of shareholders............   42
  Shareholder action without a meeting......................   42
  Class voting..............................................   43
  Cumulative voting.........................................   43
  Provisions affecting business combinations and control
     share acquisitions.....................................   43
     Business combinations with interested shareholders.....   43
     Control share acquisitions.............................   45

                                                              PAGE
                                                              ----
  Mergers, acquisitions, share purchases and certain other
     transactions...........................................   45
  Rights of dissenting shareholders.........................   46
  Dividends.................................................   46
  Preemptive rights of shareholders.........................   47
  Director liability and indemnification....................   47
  Rights plan, or "poison pill".............................   48
EXPERTS.....................................................   49
LEGAL MATTERS...............................................   49

  ANNEXES
    Annex A   Agreement and Plan of Reorganization (called the "merger
              agreement" in this proxy statement/prospectus)
    Annex B   Form of Voting Agreement
    Annex C   Target Option Agreement (called the "option agreement" in
              this proxy statement/ prospectus)
    Annex D   Opinion of J.C. Bradford & Co., LLC
    Annex E   Section 1701.85 of the Ohio Revised Code, which governs
              dissenters' rights in connection with the merger

                     QUESTIONS AND ANSWERS ABOUT THE MERGER

     We have adjusted all numbers related to Tandy common shares in this document to reflect Tandy's 2-for-1 stock split on June 21, 1999.

Q:    WHY ARE YOU PROPOSING TO MERGE WITH
      TANDY? HOW WILL I BENEFIT?

A:    We are proposing to merge with Tandy
      because we believe the merger will provide you with substantial benefits and will enable us to grow our business. The merger will give AmeriLink's shareholders a significant premium over the trading price of AmeriLink common shares just before we announced the merger. We also believe that by bringing our businesses together, we can grow our combined revenues by selling our services and products to Tandy's customers at its RadioShack(R) stores. Specifically, Tandy plans to bundle our installation and maintenance services with consumer and commercial product offerings in its RadioShack stores to provide its customers with convenient connection choices, including internet and satellite TV connections.

Q:    HOW DO I KNOW IF I GET STOCK OR CASH IN THE
      MERGER?

A: The merger will be a stock-for-stock merger if the average Tandy closing stock price is more than $29.73 for the twenty-day trading period ending just before the merger is completed.

      The merger will be a cash merger if the average closing price for Tandy common shares for that period of time is at or below $29.73.

Q:    WHAT WILL I RECEIVE IN A STOCK-FOR-STOCK
      MERGER FOR MY AMERILINK SHARES?

A: If the merger is completed as a stock-for-stock merger, then AmeriLink's shareholders will receive 0.4036 of a Tandy common share in exchange for each AmeriLink common share they own.

      Tandy will not issue fractional shares. Instead, you will receive cash for any fractional Tandy common shares owed to you based on the average closing price of Tandy common shares during a five-day trading period just before the closing of the merger.

      If the merger had been completed as a stock-for-stock merger on May 20, 1999, the number of shares that AmeriLink's shareholders would have received represents about one percent of the total number of Tandy common shares outstanding on that date.

Q:    WHAT WILL I RECEIVE IN A CASH MERGER FOR MY
      AMERILINK SHARES?

A: If the merger is completed as a cash merger, then AmeriLink's shareholders will receive $14.50 in cash in exchange for each AmeriLink common share they own.

Q:    HOW WAS THE 0.4036 EXCHANGE RATIO
      DETERMINED?

A: First, we assigned a $15.60 value per share to AmeriLink common shares. Then, we divided that value by $38.65 -- the average closing price per share for Tandy common shares during the five-day trading period ending on May 24, 1999, which was a few days after we signed the merger agreement.

Q:    CAN THE 0.4036 EXCHANGE RATIO CHANGE?

A: Only in limited circumstances. The exchange ratio has already been adjusted as a result of Tandy's stock split on June 21, 1999, and it will be proportionately adjusted again if, before completion of the merger, Tandy pays a dividend in stock or completes another stock split or similar type of transaction. The exchange ratio will not be adjusted for changes in Tandy's or AmeriLink's stock prices.

Q:    IF THE MERGER IS A CASH MERGER, WHY DO I GET
      $14.50 INSTEAD OF $15.60 PER SHARE?

A: We initially negotiated a stock-for-stock merger with Tandy because we believe that it offers significant tax advantages to you and that Tandy common shares may be a good long-term investment.

      Because the fraction of a share of Tandy stock you receive for each AmeriLink common share is fixed, the value of any Tandy common shares you receive in the merger will fluctuate as Tandy's stock price fluctuates. If Tandy's common share price increases, then you get the benefit of the rise in the stock price. Similarly, if Tandy's common share price decreases, you will realize the decrease in the stock price.

      We requested Tandy to limit the risk you have that the Tandy common share price will drop significantly by giving you a minimum value in cash of $14.50 that would be paid only if Tandy's average closing stock price is equal to or falls below $29.73 for the twenty trading-day period ending within a few days of the special shareholders' meeting.

Q:    WHAT ARE THE DIFFERENCES IN THE TAX CONSEQUENCES
      TO ME IF THE MERGER IS A STOCK-FOR-STOCK MERGER OR A CASH MERGER?

A: If the merger is a stock-for-stock merger and holders of no more than 20% of AmeriLink's common shares exercise their dissenters' rights, then Tandy and AmeriLink each expect the merger to be tax-free under the U.S. federal income tax laws for all AmeriLink shareholders who do not exercise dissenters' rights. AmeriLink's shareholders who perfect their dissenters' rights and receive cash or who receive cash for fractional shares may recognize a tax on the cash they receive.

      If the merger is a cash merger, then the merger will be a taxable transaction to all AmeriLink shareholders.

      We describe the material U.S. federal income tax consequences of the transactions in more detail beginning on page 26. The tax consequences to you will depend on your own situation. Therefore, please consult your tax advisors for a full understanding of the tax consequences to you of the merger.

Q:    WHAT DO I NEED TO DO NOW?

A: Please read this document. Then, complete and mail your signed proxy card in the enclosed postage-paid return envelope as soon as possible so that your AmeriLink common shares can be voted at the special shareholders' meeting. You should sign and mail your proxy card even if you plan to attend the special meeting.

Q:    SHOULD I SEND IN MY SHARE CERTIFICATES NOW?

A: No. If the merger is completed, you will receive a letter of transmittal from Boston EquiServe, L.P., Tandy's transfer agent, containing written instructions for exchanging your AmeriLink share certificates. Do not send your certificates to Tandy or AmeriLink. Tandy's shareholders will keep their current certificates.

Q:    CAN I CHANGE MY VOTE AFTER HAVING MAILED
      MY SIGNED PROXY CARD?

A: Yes. You can change your vote at any time before your proxy is voted at the special meeting in one of three ways. First, you can send a written notice to the secretary of AmeriLink stating that you would like to revoke your proxy; second, you can complete and submit a new proxy card; or third, you can attend the special meeting and vote in person.

Q:    IF MY SHARES ARE HELD IN "STREET NAME" BY
      MY BROKER, WILL MY BROKER VOTE MY SHARES FOR ME?

A: Your broker will vote your shares only if you provide instructions on how to vote. You should instruct your broker to vote your shares by following the directions provided by your broker. Without instructions, your shares will not be voted.

Q:    WHEN DO YOU EXPECT TO COMPLETE THE MERGER?

A: We are working to complete the merger as quickly as possible. If AmeriLink's shareholders approve the merger and the other conditions to the merger are met or waived, then we hope to complete the merger by July 30, 1999.

Q:    AM I ENTITLED TO EXERCISE ANY DISSENTERS'
      RIGHTS IN CONNECTION WITH THE MERGER?

A: Yes. Under Ohio law, any AmeriLink shareholders who believe that they would not receive fair value for their shares in the merger may exercise dissenters' rights and demand an amount in cash equal to the fair cash value for their shares. In order to exercise their dissenters' rights, AmeriLink shareholders must follow all of the legal requirements summarized beginning on page 38.

Q:    WHOM SHOULD I CALL WITH QUESTIONS?

A: If you have any questions about the merger, please call Beverly Ward, assistant to the president of AmeriLink, at
      (614) 895-1313.

                                    SUMMARY

     This brief summary highlights information from this document and the documents incorporated by reference in this document. Because this is a summary, it does not contain all of the information that is important to you. You should carefully read this entire document and the other documents identified in this document to fully understand the merger. See "Where You Can Find More Information" on page 11. Most items in this summary include a page reference directing you to a more complete description of that item in this document.

THE COMPANIES.

TANDY CORPORATION
100 Throckmorton Street, Suite 1800
Fort Worth, Texas 76102
(817) 415-3700

     Tandy sells consumer electronics, including personal computers, at its over 7,000 RadioShack retail locations primarily in the United States.

AMERILINK CORPORATION
1900 E. Dublin-Granville Road
Columbus, Ohio 43229
(614) 895-1313

     AmeriLink designs, constructs, installs and maintains fiber optic, coaxial and twisted-pair copper cabling systems that transmit video, voice and data. AmeriLink provides these services nationwide to providers of telecommunications services. AmeriLink's services include the drops and cable feeds to, and wiring of, residences, multiple dwelling units and commercial buildings and the construction and installation of aerial and underground distribution plants.

VOTING DETAILS (PAGE 16).

     You can vote at the AmeriLink special shareholders' meeting if you owned AmeriLink common shares at the close of business on June 16, 1999, which is the record date for the special meeting. On that date, there were 4,439,041 AmeriLink common shares outstanding and entitled to vote. A majority, or 2,219,521 of these shares, is required for a quorum to allow a vote on the merger. You can cast one vote for each AmeriLink common share that you owned on the record date. The holders of a majority of AmeriLink common shares outstanding on the record date must vote in favor of the merger to allow the merger to proceed.

DIRECTORS AND EXECUTIVE OFFICERS OF AMERILINK OWN A SIGNIFICANT NUMBER OF SHARES; PRINCIPAL SHAREHOLDERS HAVE AGREED TO VOTE IN FAVOR OF THE MERGER (PAGE
37).

     On the record date, directors and executive officers of AmeriLink and their affiliates together owned about 27% of the outstanding AmeriLink common shares, while a majority is required to approve the merger.

     The three principal shareholders of AmeriLink, two of whom are also directors, who own a total of about 40% of the outstanding AmeriLink common shares, have signed separate agreements with Tandy to vote their AmeriLink common shares for the merger proposal and against any competing takeover proposal.

AMERILINK EMPLOYEE AND DIRECTOR STOCK OPTIONS THAT ARE NOT REPURCHASED BECOME TANDY STOCK OPTIONS (PAGE 25).

     All AmeriLink employee and director stock options that are not fully vested before the merger will fully vest in the merger.

     AmeriLink intends to offer to "cash out" holders of options by paying them the value of their options in cash if they choose before the merger to receive cash. If the merger is a stock-for-stock merger, then the value of their options will be based on the difference between $15.60 per share and their per share option exercise price. If the merger is a cash merger, then the value of their options will be based on the difference between $14.50 per share and their per share option exercise price. Any cash payments to option holders would occur shortly after the merger and would be taxable to those option holders.

     If the merger is a stock-for-stock merger, then outstanding stock options to purchase AmeriLink common shares granted to AmeriLink employees and directors that have not been repurchased will become options to purchase

Tandy common shares. The number of AmeriLink common shares subject to the options will be multiplied by the 0.4036 exchange ratio to determine the number of Tandy common shares subject to the options. The exercise price of the options will also be adjusted by dividing the exercise price by the 0.4036 exchange ratio.

     If the merger is a cash merger, then outstanding options that have not been repurchased will automatically convert into the right to receive in cash $14.50 per share minus the per share option exercise price.

OPINION OF FINANCIAL ADVISOR THAT MERGER CONSIDERATION IS FAIR (PAGE 28).

     When it decided to approve the merger, AmeriLink's board of directors considered the opinion of its financial advisor. J.C. Bradford & Co., LLC, AmeriLink's financial advisor, delivered an opinion to AmeriLink's board of directors that, as of the date of its opinion, the exchange of AmeriLink common shares for Tandy common shares was fair to AmeriLink's shareholders from a financial point of view. We have attached this opinion as Annex D to this document. You should read this opinion completely to understand the assumptions and limitations that apply to this opinion.

CONDITIONS THAT MUST BE MET BEFORE WE CAN COMPLETE THE MERGER (PAGE 33).

     To complete the merger, a number of conditions must be met. These conditions include the following:

- AmeriLink's shareholders must approve the merger;

- if the merger is a stock-for-stock merger, AmeriLink and Tandy must receive an opinion from AmeriLink's legal counsel that, for U.S. federal income tax purposes, all AmeriLink shareholders who do not exercise their dissenters' rights may exchange their AmeriLink common shares for Tandy common shares in the merger without recognizing any gain or loss other than on any cash they receive instead of fractional shares;

- AmeriLink and Tandy must receive all required governmental approvals and other third party consents to the merger;

- no material, adverse change in AmeriLink's business or condition must have occurred;

- Mr. Larry R. Linhart and Mr. Joseph L. Govern, officers of AmeriLink, must have accepted employment with Tandy on terms that Mr. Linhart and Mr. Govern previously approved; and

- no injunction, legal proceeding or legal restraint exists that blocks or seeks to block the merger.

     Where the law permits, a party to the merger agreement could waive any of these conditions even though that condition has not been met. We cannot be certain when or if the conditions to the merger will be met or waived or that the merger will be completed.

DIFFERENT WAYS THE MERGER CAN BE TERMINATED (PAGE 35).

TERMINATION BY TANDY AND AMERILINK

     Tandy and AmeriLink can together agree to terminate the merger agreement without completing the merger. Also, either company can decide without the consent of the other to terminate the merger agreement in various circumstances, including the following:

- if any governmental authority issues a final, non-appealable order blocking the merger;

- if the merger has not been completed by October 15, 1999, unless the failure to complete the merger by that time is due to a violation of the merger agreement by the party that wants to terminate the merger agreement;

- if the other party breaches the merger agreement in a material way and the party that has breached the merger agreement does not correct the breach within a specified time period; or

- if AmeriLink's shareholders do not approve the merger at the special shareholders' meeting.

TERMINATION BY TANDY

     In addition, Tandy may decide to terminate the merger agreement in various circumstances without the consent of AmeriLink, including the following:

- if AmeriLink's board of directors withdraws or modifies its recommendation in favor of the merger, or if AmeriLink's board of directors approves a competing takeover proposal;

- if AmeriLink receives a competing takeover proposal or a significant acquisition of AmeriLink's stock occurs or is proposed and AmeriLink's board of directors does not reconfirm its approval of the merger and reject the competing takeover proposal or stock acquisition;

- if the AmeriLink special meeting has not been held by August 31, 1999; and

- if AmeriLink breaches any of its obligations under the option agreement as described below on page 37.

TERMINATION BY AMERILINK

     The merger agreement generally limits the ability of AmeriLink's board of directors to solicit or participate in discussions with any third party about competing takeover proposals. AmeriLink's board of directors may, however, terminate the merger agreement and enter into discussions about a competing takeover proposal if:

- a written proposal from a third party for a competing business combination is more favorable to AmeriLink's shareholders from a financial point of view than the merger;

- AmeriLink did not solicit or encourage the proposal; and

- AmeriLink's failure to enter into the competing business combination or similar transaction with the third party would be a breach of the board's fiduciary duties under applicable law.

AMERILINK MAY OWE A TERMINATION FEE TO TANDY IF THE MERGER AGREEMENT TERMINATES (PAGE 36).

     If AmeriLink terminates the merger agreement for the reasons specified above under "Termination by AmeriLink," AmeriLink must pay up to $1.0 million of Tandy's out-of-pocket costs related to the merger and must pay Tandy an additional termination fee of $2.5 million. In addition, Tandy will be entitled to exercise its option to purchase AmeriLink common shares as described below.

     AmeriLink is similarly required to pay up to $1.0 million of Tandy's out-of-pocket costs related to the merger and to pay Tandy an additional termination fee of $2.5 million if the merger agreement is terminated under various other circumstances and a competing takeover proposal is received or agreed to by AmeriLink or a significant acquisition of AmeriLink's stock occurs or is proposed either before the merger agreement is terminated or within a specified time afterwards.

     In all other circumstances, Tandy and AmeriLink will each pay its own fees and expenses, except that we will evenly divide the costs and expenses that we have incurred in printing and mailing this document, and we will also evenly divide the fees that we will have to pay to the SEC.

TANDY MAY BE ABLE TO EXERCISE AN OPTION TO BUY 19.9% OF AMERILINK COMMON SHARES IF THE MERGER AGREEMENT TERMINATES (PAGE 37).

     AmeriLink has entered into an option agreement with Tandy that grants Tandy an option to purchase 19.9% of the outstanding AmeriLink common shares. The exercise price under this option is $15.60 per share.

     Tandy cannot exercise the option unless specified events occur. These events generally are competing takeover proposals or significant stock acquisitions involving AmeriLink that would entitle Tandy to receive a termination fee as described on page 36. We do not know of any event that has occurred as of the date of this document that would permit Tandy to exercise the option. The option agreement could discourage other companies from trying or proposing to combine with AmeriLink before we complete the merger. Nevertheless, we agreed to enter into the option agreement because Tandy stated that it would not enter into the merger agreement without the option agreement.

INTERESTS OF SOME AMERILINK MANAGEMENT SHAREHOLDERS ARE DIFFERENT FROM YOUR INTERESTS (PAGE 24).

     Some of AmeriLink's directors and officers have interests in the merger that are different from their interests as shareholders in AmeriLink. The first potential conflict of interest is that the vesting schedules of AmeriLink stock options will accelerate. Therefore, the merger allows option holders to exercise their options earlier than they normally would be able to do so. As of June 16, 1999, the number of outstanding stock options to purchase AmeriLink common shares held by the directors and executive officers of AmeriLink as a group was 587,566.

     Following the merger, Tandy will indemnify and provide directors' and officers' insurance for the directors and officers of AmeriLink for events occurring before the merger.

     Some of our executive officers will also enter into employment arrangements with Tandy that are described beginning on page 24.

     The members of AmeriLink's board of directors knew about these additional interests and other interests described beginning on page 24 and considered them when they approved the merger agreement and the merger.

SOME DIFFERENCES EXIST IN YOUR RIGHTS AS AN AMERILINK SHAREHOLDER AND THE RIGHTS OF TANDY'S SHAREHOLDERS (PAGE 40).

     Tandy is a Delaware corporation. AmeriLink is an Ohio corporation. There are differences between the laws of Delaware and Ohio that affect your rights as shareholders. Additionally, Tandy's governing documents provide different rights to shareholders than AmeriLink's governing documents.

COMPARATIVE PER SHARE MARKET PRICE INFORMATION FOR TANDY AND AMERILINK (PAGE
10).

     Tandy's common shares are traded on the New York Stock Exchange under the symbol "TAN," and AmeriLink's common shares are traded on the Nasdaq National Market under the symbol "ALNK." On May 20, 1999, the last trading day before we announced the merger, Tandy common shares closed at $38.00 per share and AmeriLink common shares closed at $10.88 per share.

THE MERGER WILL BE ACCOUNTED FOR AS A PURCHASE (PAGE 27).

     Tandy will account for the merger as a "purchase" for financial accounting purposes under generally accepted accounting principles. This means that the purchase price will be allocated according to the fair values of the assets and liabilities of AmeriLink. Any excess of the purchase price over the fair value of the net assets of AmeriLink will be allocated to goodwill and reflected over time as a charge against Tandy's earnings.

REGULATORY APPROVALS ARE NECESSARY TO COMPLETE THE MERGER (PAGE 25).

     Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, we could not complete the merger unless we made certain filings with the Antitrust Division of the U.S. Department of Justice and the U.S. Federal Trade Commission and certain waiting periods expired. On June 4, 1999, AmeriLink and Tandy submitted the required filings to the Antitrust Division of the U.S. Department of Justice and the U.S. Federal Trade Commission. The waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 was terminated on June 17, 1999.

                   SELECTED HISTORICAL FINANCIAL INFORMATION

TANDY

     Tandy derived the following selected historical financial information from the information it included in its Annual Report on Form 10-K filed for the year ended December 31, 1998, the quarterly report Tandy filed on Form 10-Q for the quarter ended March 31, 1999 and from other financial information incorporated by reference in this document. The Tandy common share information has been adjusted to reflect two-for-one stock splits in September 1997 and June 1999. You should read this financial information along with the information in these reports by Tandy and the other information incorporated by reference in this document.

                                                                                                                QUARTER
                                                                   YEAR ENDED DECEMBER 31,                       ENDED
                                                     ----------------------------------------------------      MARCH 31,
                                                       1994       1995       1996       1997     1998(1)         1999
                                                     --------   --------   --------   --------   --------     -----------
                                                                     (IN MILLIONS, EXCEPT PER SHARE DATA)
OPERATIONS
Net sales and operating revenues...................  $4,943.7   $5,839.1   $6,285.5   $5,372.2   $4,787.9      $  890.2
                                                     --------   --------   --------   --------   --------      --------
Income (loss) before income taxes..................  $  359.5   $  343.2   $ (145.6)  $  303.9   $   99.7      $   91.6
Provision (benefit) for taxes......................     135.2      131.3      (54.0)     117.0       38.4          35.7
                                                     --------   --------   --------   --------   --------      --------
Net income (loss)(2)(3)............................  $  224.3   $  211.9   $  (91.6)  $  186.9   $   61.3      $   55.9
                                                     --------   --------   --------   --------   --------      --------
Net income (loss) available per common share:(2)(3)
  Basic............................................  $   0.73   $   0.81   $  (0.41)  $   0.84   $   0.28      $   0.28
  Diluted..........................................  $   0.72   $   0.79   $  (0.41)  $   0.82   $   0.27      $   0.27
Shares used in computing earnings (loss) per common
  share:
  Basic............................................     298.3      252.9      239.3      214.4      201.2         194.3
  Diluted..........................................     307.8      262.8      239.3      224.5      211.4         203.8
Dividends declared per common share................  $   0.16   $   0.19   $   0.20   $   0.20   $   0.20      $   0.05
YEAR END FINANCIAL POSITION
Total assets.......................................  $3,243.8   $2,722.1   $2,583.4   $2,317.5   $1,993.6      $1,931.7
Long-term debt(4)..................................     153.3      140.8      104.3      236.1      235.1         266.0
Total debt.........................................     382.4      330.7      362.3      535.6      468.3         563.9
Stockholders' equity...............................   1,850.2    1,601.3    1,264.8    1,058.6      848.2         839.5

---------------

(1) Includes operations of Computer City, Inc. for only eight months, due to sale to CompUSA Inc. on August 31, 1998.

(2) Excluding $183.9 million (net of taxes) for provisions related to restricted stock awards and loss on sale of Computer City, as well as Computer City operating losses and other business writedowns in 1998, net income would have been $245.2 million and net income available per share would have been $1.19 (basic) and $1.14 (diluted).

(3) Excluding $230.3 million (net of taxes) in restructuring and other charges in 1996, net income would have been $138.7 million and net income available per share would have been $0.55 (basic) and $0.54 (diluted).

(4) Includes capital leases and indebtedness of the Tandy employee stock ownership plan that has been guaranteed by Tandy.

AMERILINK

     AmeriLink derived the following selected historical financial information from the information it included in its Annual Report on Form 10-K filed for the fiscal year ended March 28, 1999 and from other financial information incorporated by reference in this document. You should read this financial information along with the information in these reports by AmeriLink and the other information incorporated by reference in this document.

                                                                           FISCAL YEAR ENDED
                                                       ---------------------------------------------------------
                                                       APRIL 2,    MARCH 31,   MARCH 30,   MARCH 29,   MARCH 28,
                                                         1995        1996        1997        1998        1999
                                                       ---------   ---------   ---------   ---------   ---------
                                                                 (IN MILLIONS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME DATA
Revenues.............................................    $47.5       $56.1       $63.0       $85.6       $65.2
Income from operations...............................      2.8         1.2         3.3         7.8         1.6
Income before income taxes(1)........................      2.5         0.7         2.7         7.7         2.1
Net income(1)........................................      1.5         0.5         1.6         4.6         1.2
Earnings per share:(1)
  Basic..............................................    $0.47       $0.13       $0.45       $1.20       $0.29
  Diluted............................................    $0.45       $0.13       $0.44       $1.15       $0.28
Weighted average shares:
  Basic..............................................      3.2         3.5         3.5         3.8         4.2
  Diluted............................................      3.4         3.6         3.6         4.0         4.3
BALANCE SHEET DATA
Total assets.........................................    $17.1       $20.6       $26.2       $38.5       $40.4
Total debt...........................................      4.0         6.6         9.1          --          --
Shareholders' equity.................................      8.8         9.2        10.8        31.3        33.8

---------------

(1) On a pro forma basis for the fiscal year ended April 2, 1995.

     Except as set forth in "Comparative Per Share Data" below, pro forma financial statements combining historical financial information of Tandy and AmeriLink as if the merger had been completed are not included in this document because they do not differ materially from Tandy's historical financial statements.

                           COMPARATIVE PER SHARE DATA

     The following tables show information about historical basic and diluted earnings per common share, cash dividends per share and book value per share for Tandy and AmeriLink. The tables also show similar information as if the merger was completed as a stock-for-stock merger, which we refer to as "pro forma" information. The pro forma annual information was obtained by combining the consolidated financial statements of Tandy for the year ended December 31, 1998 and the consolidated financial statements of AmeriLink for the fiscal year ended March 28, 1999. The pro forma interim information was obtained by combining the unaudited consolidated financial statements of Tandy for the quarter ended March 31, 1999 and the unaudited consolidated financial data pertaining to AmeriLink for the fiscal quarter ended March 28, 1999. The information listed as "equivalent pro forma -- stock-for-stock merger" was obtained by multiplying the pro forma combined amounts by the exchange ratio of 0.4036. We present this information to reflect the fact that AmeriLink's shareholders will receive
0.4036 of a Tandy common share for each AmeriLink common share exchanged in the merger.

     Tandy and AmeriLink expect to incur merger and integration charges that total about $2.9 million to $3.6 million. The companies also anticipate that the merger will provide the combined companies with financial benefits, including the opportunity to earn more revenue. The pro forma information, while helpful in illustrating the financial characteristics of the combined companies under one set of assumptions, does not reflect these expenses or benefits and therefore does not attempt to predict or suggest future results. It also does not necessarily reflect what the historical results of the combined companies would have been if our companies had been combined during the periods covered by the tables.

     The unaudited information in the following tables is based on historical financial information that AmeriLink and Tandy have presented in their prior SEC filings. We have incorporated this historical financial information into this document by reference. The Tandy common share information has been adjusted to reflect two-for-one stock splits in September 1997 and June 1999. AmeriLink is also delivering its Annual Report on Form 10-K for the recently completed fiscal year to you with this document. See "Where You Can Find More Information."

                                                                                             FISCAL QUARTER
                                      YEAR ENDED       FISCAL YEAR ENDED   QUARTER ENDED          ENDED
                                   DECEMBER 31, 1998   MARCH 28, 1999(1)   MARCH 31, 1999   MARCH 28, 1999(1)
                                   -----------------   -----------------   --------------   -----------------
HISTORICAL                               TANDY             AMERILINK           TANDY            AMERILINK
----------                         -----------------   -----------------   --------------   -----------------
Earnings per share:
  Basic..........................        $0.28               $0.29             $0.28              $0.03
  Diluted........................         0.27                0.28              0.27               0.03
Cash dividends paid per
  share(2).......................         0.20                  --              0.05                 --
Book value per share(3)..........         4.13                7.58              4.11               7.58

                                                                   YEAR ENDED          QUARTER ENDED
PRO FORMA COMBINED                                            DECEMBER 31, 1998(1)   MARCH 31, 1999(1)
------------------                                            --------------------   -----------------
Earnings per share:
  Basic.....................................................         $0.28                 $0.28
  Diluted...................................................          0.28                  0.27
Cash dividends per share(2).................................          0.20                  0.05
Book value per share(3).....................................          4.46                  4.45

AMERILINK EQUIVALENT PRO FORMA --                              FISCAL YEAR ENDED      QUARTER ENDED
STOCK-FOR-STOCK MERGER(4)                                      MARCH 28, 1999(1)    MARCH 31, 1999(1)
---------------------------------                              -----------------    -----------------
Earnings per share:
  Basic.....................................................         $0.11                $0.11
  Diluted...................................................          0.11                 0.11
Cash dividends per share(2).................................          0.08                 0.02
Book value per share(3).....................................          1.80                 1.80

---------------

(1) AmeriLink's fiscal year is a 52 or 53-week period ending on the last Sunday of March or the first Sunday of April of such period. Therefore, the information about AmeriLink that is comparable to Tandy's year ended December 31, 1998 is the fiscal year ended March 28, 1999, and the information about AmeriLink that is comparable to Tandy's quarter ended March 31, 1998 is the fiscal quarter ended March 28, 1999.

(2) AmeriLink has not paid cash dividends on its common shares during the periods indicated.

(3) Historical book value per share is calculated by dividing common shareholders' equity by the number of common shares outstanding as of the date the information is presented. The pro forma combined book value is calculated by dividing the pro forma combined common shareholders' equity by the pro forma number of common shares outstanding as of the date the information is presented.

(4) Assumes a stock-for-stock merger had occurred at the beginning of the periods indicated. Amounts are calculated by multiplying the respective pro forma combined amounts by the exchange ratio of 0.4036.

          COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

     The following table sets forth the high and low sale prices for a Tandy common share and the high and low closing prices for an AmeriLink common share rounded to the nearest cent. The table also shows the dividends paid on Tandy common shares for the periods indicated. AmeriLink has not paid any cash dividends during the periods indicated. The prices are as reported on the NYSE Composite Transaction Tape for Tandy and as reported in Nasdaq National Market transactions for AmeriLink. Tandy's fiscal year ends on December 31st of each year. AmeriLink's fiscal year is a 52 or 53-week period ending on the last Sunday of March or the first Sunday of April of such period. The quarterly stock price information in the following table is therefore presented for the fiscal quarter of each company.

                                                                                     AMERILINK
                                                     TANDY COMMON SHARES           COMMON SHARES
                                               --------------------------------   ---------------
                                               MARKET PRICE(1)                     MARKET PRICE
                                               ---------------   CASH DIVIDENDS   ---------------
                                                HIGH     LOW      PER SHARE(1)     HIGH     LOW
                                               ------   ------   --------------   ------   ------
1996/1997  1st Quarter......................   $12.06   $ 8.53       $0.05        $ 9.00   $ 7.63
           2nd Quarter......................    14.78    11.19        0.05          7.75     6.50
           3rd Quarter......................    11.84     9.56        0.05          7.63     5.00
           4th Quarter......................    11.81     9.28        0.05          8.00     5.13
1997/1998  1st Quarter......................    13.44    10.16        0.05          9.50     6.00
           2nd Quarter......................    14.44    12.19        0.05         33.88     9.41
           3rd Quarter......................    17.39    13.16        0.05         36.25    21.50
           4th Quarter......................    23.00    16.66        0.05         33.56    21.50
1998/1999  1st Quarter......................    24.44    15.19        0.05         25.00    11.88
           2nd Quarter......................    27.31    20.53        0.05         16.25     5.88
           3rd Quarter......................    31.94    25.41        0.05          9.25     7.00
           4th Quarter......................    26.63    18.50        0.05          9.25     6.75
1999/2000  1st Quarter(2)...................    32.06    20.59        0.05         16.88     6.75
           2nd Quarter (through June 16,
           1999)............................    45.31    30.09      --                --       --

---------------

(1) The Tandy common share information has been adjusted to reflect two-for-one stock splits in September 1997 and June 1999.

(2) The stock price information for the first quarter of AmeriLink's 2000 fiscal year is through June 16, 1999.

                      WHERE YOU CAN FIND MORE INFORMATION

     AmeriLink and Tandy file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by either company at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The companies' SEC filings are also available to the public from commercial document retrieval services or at the web site maintained by the SEC at "http://www.sec.gov."

     Tandy filed with the SEC a registration statement on Form S-4 to register the Tandy common shares to be issued to AmeriLink's shareholders in the merger. This document is a part of that registration statement. It is also a prospectus of Tandy and a proxy statement of AmeriLink for the special meeting.

     As allowed by SEC rules, this document does not contain all the information you can find in the registration statement or the exhibits to the registration statement.

     The SEC allows us to "incorporate by reference" information into this document, which means important information is disclosed to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this document, except for any information that conflicts with information in this document. This document incorporates by reference the documents set forth below that have been previously filed with the SEC. These documents contain important information about the companies and their financial condition.

TANDY SEC FILINGS (FILE NO. 1-5571)                      PERIOD
-----------------------------------                      ------
Annual Report on Form 10-K                   Year ended December 31, 1998
Quarterly Report on Form 10-Q                Quarter ended March 31, 1999
Current Reports on Form 8-K                  Filed on May 14, 1999,
                                               May 24, 1999 and May 25, 1999
Proxy Statement                              Dated April 6, 1999
Registration Statement on Form 8-B           Dated February 26, 1968
Registration Statement on Form 8-A           Dated August 26, 1986
Amendment No. 1 on Form 8 to
  Registration Statement on Form 8-A         Dated July 11, 1988
Amendment No. 2 on Form 8 to
  Registration Statement on Form 8-A         Dated June 27, 1990

AMERILINK SEC FILINGS (FILE NO. 0-24334)                 PERIOD
----------------------------------------                 ------
Annual Report on Form 10-K                   Fiscal year ended March 28,
                                               1999
Current Reports on Form 8-K                  Filed on April 13, 1999*
                                               and May 28, 1999

---------------

* The Form 8-K filed on April 13, 1999 relates to AmeriLink's acquisition of a company on February 2, 1999. Item 7 of the Form 8-K includes financial information concerning the acquired company and other pro forma financial information that the SEC does not require us to include in, or incorporate by reference into, this document because this financial information is reflected in AmeriLink's Annual Report on Form 10-K for its fiscal year ended March 28, 1999. Therefore, we are not incorporating by reference Item 7 of the Form 8-K into this document.

     A copy of AmeriLink's Annual Report on Form 10-K for its fiscal year ended March 28, 1999 is enclosed with this document.

     Tandy and AmeriLink are also incorporating by reference additional documents that they may each file with the SEC between the date of this document and the date of the special shareholders' meeting.

     Tandy has supplied all information contained or incorporated by reference in this document about Tandy, and AmeriLink has supplied all information about AmeriLink.

     Documents incorporated by reference are available from us without charge, excluding all exhibits unless we have specifically incorporated by reference an exhibit in this document. Shareholders may obtain documents incorporated by reference in this document by requesting them in writing or by telephone from the representative designated below:

              Tandy Corporation                            AmeriLink Corporation
     100 Throckmorton Street, Suite 1700                1900 E. Dublin-Granville Rd
           Fort Worth, Texas 76102                          Columbus, Ohio 43229
          Telephone: (817) 415-3022                      Telephone: (614) 895-1313
       Attention: Shareholder Services                    Attention: Beverly Ward

     If you would like to request documents, please do so by July 13, 1999 to obtain timely delivery before the special meeting.

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS DOCUMENT TO VOTE ON THE APPROVAL OF THE MERGER AGREEMENT AND THE MERGER. NEITHER AMERILINK NOR TANDY HAS AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS DOCUMENT IS DATED JUNE 18, 1999. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN THAT DATE. NEITHER THE MAILING OF THIS DOCUMENT TO AMERILINK SHAREHOLDERS NOR THE ISSUANCE OF TANDY COMMON SHARES IN THE MERGER WILL IMPLY THAT WE HAVE AN OBLIGATION TO UPDATE THE INFORMATION IN THIS DOCUMENT.

                                  RISK FACTORS

     You should consider the following risks in determining whether to approve the merger agreement. Please consider these factors along with the other information contained in this document, the annexes and exhibits and the documents incorporated by reference.

     SHAREHOLDERS WILL PROBABLY NOT KNOW THE VALUE AND TYPE OF THE CONSIDERATION THEY WILL RECEIVE IN THE MERGER WHEN THEY VOTE ON THE MERGER. If the merger is a stock-for-stock merger, then each AmeriLink common share will be converted into the right to receive 0.4036 of a Tandy common share. This exchange ratio is fixed and remains fixed even if the Tandy stock price changes. This means that if the merger is a stock-for-stock merger, the value of the Tandy shares you may receive in the merger probably will be different than the value of the Tandy shares when you voted on the merger. Additionally, the merger will be a stock-for-stock merger unless the average closing price for Tandy common shares is at or below $29.73 for the twenty trading-day period ending a few days before the merger is completed. The determination of whether the merger is a stock-for-stock merger or a cash merger will not occur until after the special shareholders' meeting, so you will not know whether you will have the right to receive cash or stock as a result of the merger when you vote upon the merger. Also, because the merger will be completed only after the conditions to the merger are met, if the conditions to the merger are not met for some time after the special shareholders' meeting, the price of Tandy common shares at the time the merger is completed may be different from the price at the time of the special shareholders' meeting. The risk of changing stock values exists because the exchange ratio is a fixed ratio that will not be adjusted as the price of either Tandy common shares or the AmeriLink common shares increases or decreases. Changes in the business, operations or prospects of Tandy or AmeriLink, market assessments of the likelihood that the merger will be completed, regulatory considerations, general market and economic conditions, or other factors may affect the prices of Tandy common shares, AmeriLink common shares or both. Most of those factors are beyond our control. We urge you to obtain current market quotations for both Tandy common shares and AmeriLink common shares.

     SHAREHOLDERS OWNING ALMOST A MAJORITY OF THE OUTSTANDING AMERILINK COMMON SHARES HAVE AGREED TO VOTE FOR THE MERGER. Tandy required the three principal shareholders of AmeriLink who own a total of about 40% of the outstanding shares to each sign an agreement that requires them to vote in favor of the merger. These shareholders cannot revoke their voting agreements. Because only a majority vote is necessary to approve the merger, AmeriLink will only have to obtain the affirmative vote of just over 10% of the additional outstanding AmeriLink common shares. As we discuss below, some of these shareholders who have already agreed to vote in favor of the merger may have conflicts of interest. Also, the shareholders who have signed these voting agreements cannot vote against the merger even if the value of Tandy common shares significantly decreases. Therefore, shareholders who did not sign these voting agreements are able to vote against the merger but, as a practical matter, may not be able to affect the ultimate outcome of the vote.

     SOME DIRECTORS AND OFFICERS OF AMERILINK MAY HAVE CONFLICTS OF INTEREST IN THE MERGER. When you consider the recommendations by AmeriLink's board of directors in favor of the merger, you should be aware that some directors and executive officers of AmeriLink may have conflicts of interest with respect to the merger. One officer of AmeriLink who is also on AmeriLink's board of directors will be paid compensation by Tandy and receive other valuable benefits from Tandy in connection with the continuation of his employment with Tandy after the merger. One member of AmeriLink's board of directors is a partner in the law firm that serves as AmeriLink's legal counsel. AmeriLink will pay the law firm fees for the services it renders to AmeriLink in connection with the merger. Another member of AmeriLink's board is an advisory director of the firm that serves as AmeriLink's outside financial advisor in the merger and has rendered a fairness opinion to AmeriLink's board. AmeriLink will pay the financial advisor fees in connection with the merger, including fees that the financial advisor will not receive unless the merger is completed. The financial advisor has also agreed to pay the advisory director 15% of any fees AmeriLink pays to the financial advisor. Additionally, officers of AmeriLink that hold AmeriLink stock options will have the vesting of their AmeriLink stock options accelerated as a result of the merger, which means that these officers will be able to exercise their options before they could have exercised them if the merger was not completed. These interests may conflict with the interests of AmeriLink's shareholders and may make it more likely that a person with a potential conflict of interest might act out of self-interest, rather than in the interest of all of AmeriLink's shareholders. AmeriLink's board of directors considered these conflicts of interest in deciding to recommend that you approve the merger. See "The Merger -- Interests of AmeriLink management shareholders in the merger."

     THERE ARE TAX RISKS ASSOCIATED WITH THE MERGER FOR AMERILINK'S SHAREHOLDERS. If the merger is a cash merger, then the merger will be a taxable transaction to AmeriLink's shareholders and will result in the immediate recognition of gain or loss for U.S. federal income tax purposes. Although the parties intend for the merger to be a tax-free reorganization if it is a stock-for-stock merger, neither AmeriLink nor Tandy has sought or obtained a ruling from the Internal Revenue Service. Therefore, there is a risk that all the gain or loss realized by an AmeriLink shareholder as a result of the merger will be subject to tax. If the merger is a stock-for-stock merger and shareholders owning more than 20% of the outstanding AmeriLink common shares exercise their dissenters' rights to demand that they receive the fair value of their shares in cash, AmeriLink's legal counsel will not be able to deliver an opinion to AmeriLink and Tandy that the merger is a tax-free reorganization. Because this legal opinion is a condition to the completion of the merger, Tandy or AmeriLink could refuse to complete the merger if the legal opinion is not delivered. Alternatively, Tandy and AmeriLink could agree to waive the legal opinion as a condition to the completion of the merger and complete the merger as a taxable transaction.

     TERMINATION FEES AND TANDY'S OPTION TO PURCHASE AMERILINK SHARES COULD MAKE A COMPETING TAKEOVER PROPOSAL MORE DIFFICULT AND EXPENSIVE. AmeriLink must pay to Tandy a termination fee of $2.5 million and Tandy's out-of-pocket expenses up to $1.0 million if the merger agreement terminates under specified circumstances. Generally speaking, the termination fee must be paid if the merger agreement is terminated and a competing takeover proposal is made or a significant acquisition of AmeriLink common shares is proposed within a specified time period. In addition, AmeriLink has entered into an option agreement that gives Tandy the right to acquire up to 19.9% of AmeriLink's outstanding common shares if the merger agreement could be terminated and Tandy would be entitled to receive the termination fee. The termination fee and the option agreement could deter AmeriLink from entering into an alternative transaction or could discourage another company from making a competing takeover proposal by making the competing proposal more difficult or expensive.

     SUBSTANTIAL EXPENSES WILL BE INCURRED BY AMERILINK AND TANDY IN CONNECTION WITH THE MERGER. The negotiation and implementation of the merger will result in significant pre-tax expenses to Tandy and AmeriLink. Excluding costs associated with combining the operations of the two companies, aggregate pre-tax expenses are estimated at approximately $2.9 million to $3.6 million, primarily consisting of fees for investment bankers, attorneys, accountants, regulatory compliance, financial printing and other related charges. The total amount of these expenses may be greater than we expect, and unanticipated contingencies could occur that would substantially increase the costs of combining the operations of the two companies. The substantial majority of these costs will be incurred whether or not the merger is completed.

     WE MAY HAVE DIFFICULTIES IN INTEGRATING OUR BUSINESS
OPERATIONS. Integrating businesses involves a number of special risks, including the possibility that Tandy's and AmeriLink's management may be distracted from regular business concerns by the need to integrate operations, unforeseen difficulties in integrating operations and systems, problems concerning assimilating and retaining the employees of the acquired company, challenges in retaining existing customer relationships while adding new customers, and potential adverse short-term effects on operating results.

                              CAUTIONARY STATEMENT
                           REGARDING FORWARD-LOOKING
                                   STATEMENTS

     This document and information incorporated by reference into this document contain forward-looking statements with respect to the financial condition, results of operations, plans, objectives, future performance and business of AmeriLink and Tandy and information about the merger, including statements that contain or refer to the words "may," "would," "could," "might," "plans," "believes," "expects," "anticipates," "estimates" or similar words or expressions.

     These forward-looking statements involve both known and unknown risks and uncertainties. Actual results or performance may differ materially from those contemplated by these forward-looking statements due to the following factors and events, among others, that might occur (the order of which does not necessarily reflect their relative significance):

     - costs or difficulties related to the integration of the businesses of AmeriLink and Tandy or other acquired businesses prove to be greater than expected;

     - expected benefits from the merger are not fully realized or are not realized within the expected time frame or additional or unexpected costs are incurred;

     - dependence on key personnel to manage the integration of the two companies;

     - difficulties related to the integration of AmeriLink's and Tandy's management teams;

     - loss of key customer or supplier relationships;

     - lack of availability of products or product demand;

     - introduction of new products or features or changes in Tandy's sales mix;

     - inability to negotiate profitable contracts with service providers;

     - technological changes (including "Year 2000" data systems compliance issues) are more difficult or expensive than anticipated;

     - revenues following the proposed merger are lower than expected;

     - competitive pressures in the industry or markets in which the companies operate increase;

     - changes in general economic and business conditions, or in political or competitive forces;

     - changes in the consumer electronics or installation and maintenance service industries, trends or customer profiles;

     - Tandy's inability to collect the level of anticipated residual payments and commission for products and services it sells;

     - changes in securities markets;

     - changes in governmental regulations;

     - difficulties in obtaining regulatory approvals;

     - fluctuations in the real estate market; and

     - risk that our analyses of these risks and forces are incorrect and/or that the strategies developed to address them will be unsuccessful.

     Because these forward-looking statements are subject to both known and unknown risks and uncertainties, actual results or performance may differ materially from those expressed or implied by these forward-looking statements. Shareholders of AmeriLink and Tandy are cautioned not to place undue reliance on these statements, which speak only as of the date of this document or, in the case of documents incorporated by reference in this document, the date of the documents incorporated by reference. Additional information regarding these risks is contained in AmeriLink's and Tandy's filings with the SEC and the exhibits to those filings.

     All subsequent written and oral forward-looking statements attributable to AmeriLink or Tandy or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Neither AmeriLink nor Tandy undertakes any obligation to update publicly any forward-looking statements to reflect events, circumstances or new information after the date of this document or to reflect the occurrence of unanticipated events.

                           VOTING AND RELATED DETAILS

VOTING OF PROXIES

     The AmeriLink proxy enclosed with this document is solicited on behalf of AmeriLink's board of directors for use at the special shareholders' meeting. Please complete, date and sign the accompanying proxy and promptly return it in the accompanying envelope or otherwise mail it to AmeriLink. All properly executed proxies AmeriLink receives prior to the vote at the special shareholders' meeting that are not revoked will be voted at the special shareholders' meeting according to the instructions indicated on the proxies or, if no direction is indicated, to approve the merger and the merger agreement. AmeriLink's board of directors does not presently intend to bring any other business before the special shareholders' meeting and, so far as we know, no other matters are to be brought before the special shareholders' meeting. If any other business does come before the special shareholders' meeting, however, then those persons holding the proxies intend to vote the proxies in their best judgment.

ABSTENTIONS AND BROKER NONVOTES

     Abstentions and broker nonvotes will be included in determining the number of shares present and voting at the meeting to determine whether a quorum is present. Because approval of the merger agreement and the merger requires the affirmative vote of a majority of the outstanding AmeriLink common shares entitled to vote, abstentions and broker nonvotes will have the same effect as votes against the merger agreement and the merger.

SOLICITATION OF PROXIES AND EXPENSES

     Tandy and AmeriLink will share the cost of solicitation of proxies from AmeriLink's shareholders. In addition to solicitation by mail, the directors, officers and employees of AmeriLink may solicit proxies from shareholders by telephone, facsimile or in person. After the original mailing of the proxies and other soliciting materials, AmeriLink will request brokers, custodians, nominees and other record holders to forward copies of the proxy and other soliciting materials to persons for whom they hold AmeriLink common shares and to request authority for the exercise of proxies. AmeriLink will reimburse these holders for their reasonable expenses if they ask to be reimbursed. In addition, AmeriLink has engaged Georgeson & Company Inc. to assist with the solicitation of proxies for a fee of $7,500 and $6.00 per completed call plus reimbursement of expenses and related solicitation costs.

EXCHANGE OF CERTIFICATES

     Boston EquiServe, L.P., or another agent or agents that Tandy and AmeriLink approve, will handle the exchange of AmeriLink common share certificates in the merger for Tandy common shares or cash, depending on whether the merger is a stock-for-stock merger or a cash merger. Soon after the completion of the merger, the exchange agent will send to each holder of AmeriLink common shares a letter of transmittal for use in the exchange along with instructions explaining how to surrender AmeriLink share certificates to the exchange agent. Holders of AmeriLink common shares that surrender their certificates to the exchange agent, together with a properly completed letter of transmittal, will receive the stock and cash they are entitled to receive under the merger agreement. If the merger is a stock-for-stock merger, holders of AmeriLink common shares that have not been surrendered will not be entitled to receive dividends or other distributions payable on Tandy common shares after the closing until they surrender their certificates.

BOARD RECOMMENDATION

     AMERILINK'S BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE MERGER. AMERILINK'S BOARD BELIEVES THAT THE TERMS OF THE MERGER AGREEMENT ARE FAIR AND IN THE BEST INTERESTS OF AMERILINK AND ITS SHAREHOLDERS. THEREFORE, THE BOARD RECOMMENDS THAT THE HOLDERS OF AMERILINK'S COMMON SHARES VOTE TO APPROVE THE MERGER AGREEMENT AND THE MERGER.

                                   THE MERGER

STRUCTURE OF THE MERGER

     Under the merger agreement, a wholly-owned subsidiary of Tandy will merge into AmeriLink, and AmeriLink will become a wholly-owned subsidiary of Tandy.

MERGER CONSIDERATION

     The merger agreement provides that AmeriLink's shareholders will have the right to receive either 0.4036 of a Tandy common share in a stock-for-stock merger, or $14.50 in a cash merger, in exchange for each AmeriLink common share they own. The merger will be a stock-for-stock merger if the average closing price of Tandy's common shares is greater than $29.73 for the twenty trading-day period ending on the earlier of (1) the seventh day after the special shareholders' meeting or (2) the third day prior to the date the merger is completed. The merger will be a cash merger if the average closing price of Tandy's common shares is equal to or less than $29.73 for that same period.

     Each Tandy common share issued will also include a right to purchase Tandy Series A Junior Participating Preferred Shares under a shareholder rights plan, or "poison pill." We describe these rights under "Comparison of Shareholder Rights -- Rights plan or "poison pill." "

BACKGROUND OF THE MERGER

     During the past year, Tandy reviewed a variety of strategic alternatives, including the acquisition of new businesses, that would allow it to pursue its goal to deliver professional, on-site installation and integration of home and commercial connectivity services and products arising from advancements in telecommunications and related technologies. Although discussions were held at various times with possible acquisition targets, none of these discussions advanced past the preliminary stage.

     On February 22, 1999, Mr. Larry R. Linhart, AmeriLink's Chairman, President and Chief Executive Officer, sent an e-mail message to Mr. Leonard H. Roberts, Tandy's Chairman, President and Chief Executive Officer, to request a meeting to discuss the possibility of AmeriLink doing installation work for Tandy. Mr. Linhart followed up the e-mail message with a telephone call to Mr. Roberts' special assistant. Mr. Linhart then received a telephone call from Mr. David Christopher, Tandy's Executive Vice President, to arrange a meeting between Mr. Linhart and Tandy.

     On March 17, 1999, Mr. Linhart met in Fort Worth, Texas at Tandy's headquarters with Mr. Roberts, Mr. Christopher, Mr. Dwain H. Hughes, Tandy's Senior Vice President and Chief Financial Officer, and Mr. Robert M. McClure, Tandy's Senior Vice President. During the meeting, Mr. Linhart again expressed AmeriLink's desire to perform installation work for Tandy. As the meeting progressed, Mr. Roberts indicated to Mr. Linhart that Tandy was interested in the possible acquisition of AmeriLink. Subsequently, Mr. Roberts advised Tandy's board of directors of a possible acquisition in the installation and maintenance service industry.

     On March 25, 1999, Mr. Christopher and Mr. McClure visited AmeriLink's Dallas office and met with Mr. Glen Allen, Regional Vice President of AmeriLink, to become familiar with one of AmeriLink's field offices and to review the operating aspects of an AmeriLink field office.

     On March 31, 1999, Mr. Christopher, Mr. Mark C. Hill, Tandy's Senior Vice President, Corporate Secretary and General Counsel, Mr. McClure and Mr. Loren K. Jensen, Tandy's Vice President and Treasurer, met with AmeriLink's senior management in Columbus, Ohio. During the meeting, the representatives of the two companies reviewed their respective businesses and generally discussed the operating complexities of AmeriLink taking on a significant amount of Tandy business. Subsequently, between March 31 and April 13, 1999, several telephone conversations took place between Mr. Linhart and Mr. Hughes, Mr. Hill and Mr. Jensen that covered some of the terms on which an acquisition might occur. Additionally, during this period, Mr. Roberts updated Tandy's board of directors on April 5th and April 12th on the status of the proposed acquisition.

     From March 31 through May 6, 1999, Mr. Christopher and Mr. McClure also visited AmeriLink's offices in Columbus, Ohio, Louisville, Kentucky, Cleveland, Ohio, and Los Angeles, California, and Mr. McClure visited AmeriLink's office in San Antonio, Texas, in furtherance of their strategic review of AmeriLink's operations.

     On April 13 and 14, 1999, Mr. Linhart and Mr. Joseph L. Govern, AmeriLink's Senior Vice President -- Operations, met with Messrs. Christopher, Hughes, Hill, McClure and Jensen in Tandy's Fort Worth office to discuss issues regarding the transaction's structure, timing issues and the price range at which a transaction might be possible. Also attending this meeting were representatives of Bear, Stearns & Co. Inc., Tandy's financial advisor.

     On April 14, 1999, Mr. Linhart retained J.C. Bradford & Co., LLC to act as AmeriLink's financial advisor in connection with the transaction. The selection of AmeriLink's financial advisor was subsequently approved by AmeriLink's board of directors.

     From April 15 through April 16, 1999, the parties' advisors discussed various structural issues, principally relating to tax, legal and accounting issues. Additionally, there were several telephone calls between Bear, Stearns and J.C. Bradford regarding the price range of the transaction and related issues. During this period, Tandy began its legal and financial due diligence review of AmeriLink.

     On April 15, 1999, Mr. Linhart reported to AmeriLink's board of directors on the status of his discussions with Tandy and obtained authority to enter into a letter agreement containing provisions for a six-week exclusive negotiation period and the exchange of confidential information.

     On April 19, 1999, Tandy and AmeriLink signed a letter agreement containing, among other things, provisions regarding the exchange of certain confidential information. Tandy and its legal counsel for the transaction and AmeriLink and its legal counsel for the transaction then commenced drafting and negotiating the terms of a proposed merger agreement and related agreements.

     During the week of April 19, 1999, numerous telephone calls were placed between representatives of Tandy, AmeriLink, Bear, Stearns and J.C. Bradford during which the parties continued their due diligence reviews, negotiations and information exchange. During these calls, the parties communicated various proposals and counterproposals for a tax-free, purchase accounting merger, including an appropriate exchange ratio of Tandy common shares for AmeriLink common shares. Mr. Roberts subsequently advised Tandy's board of directors of the status of the proposed transaction and the identity of the acquisition candidate.

     On April 22, 1999, Mr. Hill met with Mr. Linhart in Columbus, Ohio to discuss the terms of his and Mr. Govern's proposed employment arrangements and compensation in the event the merger was consummated. The discussions with Mr. Linhart were adjourned pending an evaluation by both Tandy and Mr. Linhart of Mr. Linhart's employment agreement with AmeriLink. Additionally, on April 26, 1999, Ms. Francesca M. Spinelli, Tandy's Vice President -- People, and Mr. Mark
W. Barfield, Tandy's Vice President -- Tax, met with certain members of AmeriLink's senior management to discuss various personnel, employee benefit and tax matters.

     By April 29, 1999, management of Tandy and AmeriLink had preliminarily agreed to a per share price of $15.60 per AmeriLink common share payable in Tandy common shares. During this period there were numerous discussions regarding the structure of the transaction and price protection mechanisms in the merger agreement for AmeriLink's shareholders if Tandy's common share price declined. The preliminary understanding between the parties regarding a proposed merger also continued to be subject to Tandy's and AmeriLink's satisfaction with the results of their ongoing due diligence review and to further substantive negotiations of the definitive documentation for the transaction.

     On May 3 and 4, 1999, Mr. Linhart, joined by representatives from J.C. Bradford and representatives from AmeriLink's outside legal counsel, met in Fort Worth, Texas with Mr. Hill, certain members of Tandy's legal department and representatives of Tandy's outside legal counsel. Mr. Richard L. Ramsey, Tandy's Vice President and Controller, was also present. During these meetings, the parties discussed the structure of the transaction and continued their negotiation of the definitive documentation for the transaction. Mr. Linhart and Mr. Hill also continued discussions concerning Mr. Linhart's employment arrangements and compensation following consummation of the merger. During the following weeks, Tandy and AmeriLink and their legal counsel continued to negotiate the provisions of the merger agreement, voting agreements, option agreement and related items.

     On May 6, 1999, Mr. Linhart, joined by representatives from AmeriLink's legal counsel, held a telephonic meeting of AmeriLink's board of directors to report on and discuss the negotiations with Tandy. No vote or other action to approve the merger was taken at this meeting. During the meeting, Mr. Linhart explained that the preliminary understanding was that the merger consideration would consist of the tax-free exchange of each AmeriLink common share for a fraction of a Tandy common share with a market value of $15.60, based on the average closing price of Tandy's common stock during the period of five trading days ending two trading days after the date of the merger agreement. AmeriLink's board of directors expressed concern about the risk of a decline in the market value of Tandy's common shares between the date of the merger agreement and the date of the closing of the merger. AmeriLink's board of directors asked Mr. Linhart to negotiate for a mechanism that would convert the merger consideration from stock to cash in the event of a material decline in the value of Tandy's common stock prior to the closing.

     On May 12, 1999, drafts of the merger agreement, the voting agreements and option agreement were delivered to the board of directors of Tandy, along with a detailed financial and business analysis regarding the proposed transaction.

     On May 12, 1999, AmeriLink indicated to Tandy that AmeriLink's board of directors desired to have a mechanism in the merger agreement whereby the merger consideration could be converted from Tandy common shares to cash if the fair market value of Tandy common shares materially declined between the date the merger agreement was signed and the date the merger was completed. From May 13 through May 19, 1999, Tandy and AmeriLink and their respective financial and legal advisors discussed the details of such a mechanism. The parties finally determined that, in the event the average closing price for Tandy's common shares dropped below a specified price for a significant period of time, AmeriLink common shares would automatically convert into $14.50 per share in cash rather than Tandy common shares.

     On May 19, 1999, the board of directors of AmeriLink met in Columbus, Ohio, at a specially called meeting accompanied by representatives from J.C. Bradford and representatives from AmeriLink's legal counsel. At the meeting, Mr. Linhart reported on the status of the negotiations between AmeriLink and Tandy. AmeriLink's counsel reviewed with the board of directors the terms and conditions of the proposed merger agreement, the option agreement, the voting agreements and delivered drafts of the proposed agreements to the board. AmeriLink's counsel also reviewed the terms of Mr. Linhart's proposed arrangements for continued employment as chief executive officer following completion of the merger. J.C. Bradford delivered updated copies of its fairness presentation to each AmeriLink director and made a financial presentation to the directors. AmeriLink's counsel also reviewed with the board of directors its fiduciary duties and other relevant legal principles under applicable law. The board of directors then engaged in an extended discussion of the proposed merger consideration, including the cash conversion feature and the strategic benefits of the proposed merger to AmeriLink, its shareholders and its employees.

     The May 19 meeting was adjourned until the following day to afford the AmeriLink directors additional time to consider the merits of the proposed transaction. On May 20, 1999, the meeting was reconvened by telephone conference attended by all AmeriLink directors and representatives of J.C. Bradford and of AmeriLink's legal counsel. At the reconvened meeting, AmeriLink's board of directors unanimously approved the proposed merger and the merger agreement and other related agreements and voted to recommend the proposed transaction to AmeriLink's shareholders. AmeriLink's board of directors also authorized management to execute such agreements, documents, filings and other matters related to the merger as will be necessary to complete the transaction.

     On May 20, 1999, the board of directors of Tandy met in Fort Worth, Texas at a regularly scheduled meeting at which it was briefed on the status of the discussions between Tandy and AmeriLink. Tandy's board of directors reviewed the relevant financial, business, accounting and legal considerations of the proposed transaction. At this meeting, Mr. Jensen presented a financial analysis to Tandy's board of directors. Bear, Stearns also made a financial presentation to Tandy's board of directors. Mr. Hill and Mr. Jensen reviewed the terms and conditions of the proposed merger agreement, voting agreements and option agreement. After these presentations and various discussions regarding the strategic benefits of the proposed merger and of the terms and conditions of the merger agreement, the voting agreements and the option agreement, Tandy's board of directors approved these agreements and authorized management to execute such agreements, documents, filings and the related merger matters necessary to accomplish the transaction.

     Following the approval of their boards of directors, Tandy and AmeriLink executed the merger agreement and option agreement, Tandy and the three principal shareholders of AmeriLink each executed a voting agreement, and Tandy and AmeriLink each issued a press release announcing the terms of the merger. These releases were issued before the opening of the U.S. stock markets on May 21, 1999.

REASONS FOR THE MERGER

  Joint reasons for the merger

     Tandy's board of directors and AmeriLink's board of directors each believe that the combined operating company after the merger will have the potential for greater earnings and growth potential than either Tandy or AmeriLink would each have conducting its own installation and maintenance service company. Tandy's board of directors and AmeriLink's board of directors identified a number of potential benefits of the merger that they believe could contribute to the success of the combined company and benefit the shareholders of both companies, including the following:

     - The combined experience, financial resources, managerial, marketing and technological expertise of the combined company may allow it to respond more quickly and effectively to technological change, increased competition and market demands in the installation and maintenance service market and is expected to give the combined company a stronger presence in this market.

     - The merger may provide the combined company with an opportunity to expand its installation offerings and help the combined company to compete more effectively in its markets. In particular, the merger may provide opportunities to develop consumer and commercial offerings, based on Tandy's well-known RadioShack trademark, which Tandy could not develop as effectively or efficiently on its own.

     - The merger may enable Tandy, through AmeriLink's installation and maintenance services, to further strengthen and leverage its strategic relationships with Sprint, DirecTV and NorthPoint Communications.

     - The combination of AmeriLink's 41 branch offices and Tandy's 7,000 retail locations throughout the United States should provide an opportunity for each company to quickly access the existing network of the other.

  Tandy's reasons for the merger

     TANDY'S BOARD OF DIRECTORS BELIEVES THAT THE TERMS OF THE MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF TANDY AND ITS SHAREHOLDERS. THEREFORE, TANDY'S BOARD OF DIRECTORS APPROVED THE MERGER AGREEMENT AND ITS RELATED TRANSACTIONS.

     In reaching its conclusion to approve the merger agreement, Tandy's board of directors considered the positive factors described in "Joint reasons for the merger," as well as the opportunity of Tandy's shareholders to participate in the potential growth of the combined operating company after the merger.

     In the course of its deliberations during the Tandy board meeting held on May 20, 1999, Tandy's board of directors also considered and reviewed with management the additional positive factors listed below in reaching its decision to approve the merger agreement.

     - Tandy's board of directors reviewed historical information concerning AmeriLink's business, financial performance and condition, technology, management and competitive position. Tandy's board of directors considered the strength of AmeriLink in the market, its business prospects and how it could enable Tandy to achieve its strategic objective of rapidly developing into a leader in the installation and maintenance service market.

     - Tandy's board of directors reviewed all of the principal terms and conditions of the merger agreement. Tandy's board of directors considered that the terms of the merger agreement are reasonable and protective of Tandy's interests. In particular, Tandy's board of directors noted that:

      -- The conditions to each party's obligation to complete the merger are typical and are likely to be satisfied;

      -- AmeriLink's ability to solicit, facilitate, discuss or enter into a competing takeover transaction is restricted; and

      -- If the merger agreement is terminated because of a competing takeover proposal or someone acquires a significant percentage of AmeriLink's common shares, AmeriLink must pay Tandy a termination fee of $2.5 million plus reimbursement of up to $1.0 million of Tandy's expenses.

     - Tandy's board of directors considered the terms of the option agreement. Under the option agreement, if Tandy would be entitled to receive a termination fee under the merger agreement, Tandy would be entitled to exercise the option to purchase from AmeriLink common shares equal to 19.9% of the outstanding shares at $15.60 per share, which would likely discourage AmeriLink from seeking an alternative transaction.

     - Tandy's board of directors reviewed pro forma financial data for AmeriLink after giving effect to the merger.

     - Tandy's board of directors considered favorably the financial and valuation analyses of Bear, Stearns, including its discounted cash flow models and analysis developed in conjunction with Tandy's management. Tandy's board of directors viewed the analyses of an independent, nationally recognized financial advisor such as Bear, Stearns to be important factors in reaching a determination that the transaction should be approved.

     - Tandy's board of directors considered the ability of Tandy and AmeriLink to complete the merger, including their ability to obtain necessary regulatory approvals and their obligations to attempt to obtain these approvals and determined that there was a strong likelihood that the merger would be completed.

     - Tandy's board of directors received reports from management as to the results of the due diligence investigation of AmeriLink and determined that these reports did not identify issues that should preclude its approval of the merger.

     Tandy's board of directors also considered and reviewed with management the potentially negative factors listed below relating to the merger.

     - Tandy's board of directors considered the risk that Tandy may not be able to successfully integrate the operations of the two companies and that the anticipated benefits of the merger may not be fully realized or that integration difficulties may cause the disruption of, or a loss of momentum in, the activities of the combined company's business.

     - Tandy's board of directors considered the risk that the merger would not be completed. In evaluating the risk, Tandy's board of directors considered potential material, adverse events and the limited circumstances under which AmeriLink could terminate the merger agreement.

     - Tandy's board of directors considered that Tandy was likely to incur transaction costs of approximately $2.0 to $2.5 million, including investment banking, legal and accounting fees, and contractual incentive benefits.

     - Tandy's board of directors considered the risk that the existing AmeriLink management may not continue to be involved in the operations of the business.

     Because the above discussion is a summary of the material information and factors considered by Tandy's board of directors, it is not intended to be complete. Due to the wide variety of information, factors, risks and disadvantages considered in connection with its evaluation of the merger, Tandy's board of directors did not find it practical to, and did not quantify or assign any relative or specific weights to the various factors it considered, and individual directors may have deemed different factors more significant than others.

     Tandy's board of directors did not attempt to analyze the value of the merger consideration in isolation from its analysis of the business of Tandy and AmeriLink, the strategic merits of the merger or the other factors discussed above. Although Bear, Stearns did not render an opinion as to the fairness from a financial point of view of the merger, Tandy's board of directors did take into account, and placed reliance upon, the analyses performed by Bear, Stearns.

  AmeriLink's reasons for the merger

     AMERILINK'S BOARD OF DIRECTORS BELIEVES THAT THE TERMS OF THE MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF AMERILINK AND ITS SHAREHOLDERS. THEREFORE, AMERILINK'S BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND ITS RELATED TRANSACTIONS AND RECOMMENDS THAT AMERILINK'S SHAREHOLDERS APPROVE THE MERGER AGREEMENT.

     In reaching its conclusion to approve the merger agreement, AmeriLink's board of directors considered the positive factors described above under "Joint reasons for the merger," as well as the opportunity of AmeriLink's shareholders to participate in the potential growth of the combined company after the merger as a result of their ownership of Tandy common shares.

     In the course of its deliberations during AmeriLink's board meeting held on May 19 and 20, 1999, AmeriLink's board of directors consulted with AmeriLink's legal and financial advisors and AmeriLink's management and considered a number of factors, including the following material factors:

     - the per share consideration to be received by AmeriLink's shareholders in the merger represents a substantial premium over the recent market prices of AmeriLink's common shares prior to the announcement of the merger. Based upon the closing sales price of Tandy's common stock on the last trading day before the announcement of the merger, and assuming a stock-for-stock merger, the premium to be received by AmeriLink's shareholders was approximately 60% over the average price of AmeriLink's common shares during the one week period prior to May 18, 1999;

     - AmeriLink's board of directors believes that Tandy common shares represent an attractive investment opportunity for AmeriLink shareholders in a stock with significantly greater liquidity than AmeriLink common shares because:

      -- Tandy common shares are listed on the New York Stock Exchange while
         AmeriLink's common shares are traded in the Nasdaq National Market;

      -- Tandy common shares had a market capitalization of over $7.5 billion as of May 18, 1999 compared to AmeriLink's market capitalization of $43.5 million on that date;

      -- the average daily trading volume of Tandy common shares for the 30 trading days ending May 18, 1999 was 1,021,990 compared to an average daily trading volume of 32,017 for AmeriLink common shares during the same period; and

      -- Tandy common shares are followed by 12 research analysts compared to AmeriLink common shares, which are followed by two research analysts;

     - the complementary nature of AmeriLink's services and Tandy's product offerings;

     - the opportunity to combine AmeriLink's national service capabilities with Tandy's national sales and marketing presence at over 7,000 retail locations throughout the United States. AmeriLink's board of directors believes that Tandy's significant market strength and cross-selling opportunities can quickly utilize AmeriLink's network of technicians and operating expertise;

     - the likelihood that AmeriLink will gain cost efficiencies, such as volume purchasing, through Tandy;

     - the presentation and opinion of J.C. Bradford that, as of the date of its opinion, the exchange of AmeriLink common shares for Tandy common shares are fair to the shareholders of AmeriLink from a financial point of view;

     - the terms and conditions of the merger agreement, which the AmeriLink board of directors and AmeriLink's management view as fair to and in the best interests of AmeriLink and its shareholders;

     - the fact that if the merger is a stock-for-stock merger, it is expected to be a tax-free transaction; and

     - the assessment of AmeriLink's strategic alternatives to the merger, including remaining an independent public company, continuing its pursuit of acquisitions, or merging or consolidating with a party or parties other than Tandy.

     AmeriLink's board of directors has determined that the merger is fair to, and in the best interests of, AmeriLink's shareholders. However, all combinations, including the merger, also include certain risks and disadvantages. The material potential risks and disadvantages to AmeriLink's stockholders identified by AmeriLink's board of directors and management include the following:

     - the possibility that the value of Tandy common shares that would be received by AmeriLink's shareholders in a stock-for-stock merger based upon a fixed exchange ratio may diminish prior to the effective date of the merger if the market price of Tandy common stock declines. The mandatory cash conversion feature of the merger agreement, however, limits the extent to which a decline in the market price of Tandy common shares can affect the value of the consideration to be received in the merger by AmeriLink's shareholders;

     - the obligation of AmeriLink to pay Tandy a termination fee of $2.5 million and an expense reimbursement fee of up to $1.0 million and the obligation of AmeriLink to issue common stock under the option agreement if Tandy would be entitled to receive the termination fee because a competing takeover proposal or significant acquisition of AmeriLink common shares occurs. J.C. Bradford, however, advised the board of directors that the amount of the termination fee is within a customary range when compared to similar transactions and that the option agreement is a typical agreement that acquirors request to ensure completion of a negotiated merger agreement, particularly when they pay as significant a premium over the stock price as Tandy is paying in the merger;

     - the difficulties and management distractions in completing the merger and integrating two geographically dispersed operations;

     - the risk that the benefits of the merger might not be fully achieved;

     - the risk that the merger might not be consummated and the possible associated implications to investor relations, customers and employee morale;

     - the time, management resources and expenses required to be incurred by AmeriLink in connection with the merger;

     - by becoming part of a retail operation, the value of Tandy common shares held by former AmeriLink shareholders will be more directly dependent upon retail consumer spending than was the value of AmeriLink common shares; and

     - the risk that the expected growth of installation services for direct broadcast satellite systems or wireless cable may adversely affect AmeriLink's existing relationships with cable systems operators.

     Other than these disadvantages, AmeriLink's board did not identify any other particular material risks to or material, adverse effects on AmeriLink's shareholders. AmeriLink's board believed and continues to believe that the potential benefits anticipated from the merger outweigh these potential risks and disadvantages.

     Because the above discussion is a summary of the material information and factors considered by AmeriLink's board, it is not intended to be complete. Because of the wide variety of information, factors, risks and disadvantages considered in connection with its evaluation of the merger, AmeriLink's board did not find it practical to, and did not, quantify or assign any relative or specific weights to these factors, and individual directors may have deemed different factors more significant than others.

INTERESTS OF AMERILINK MANAGEMENT SHAREHOLDERS IN THE MERGER

     In considering the recommendation of AmeriLink's board of directors in favor of the merger, shareholders of AmeriLink should be aware that some of the officers and directors of AmeriLink have personal interests in the merger that are different than their interests as AmeriLink shareholders. AmeriLink's board of directors was aware of these potential conflicts of interest and considered them in determining whether to recommend that you vote for the merger. We discussed some of these potential conflicts of interest under "Risk
Factors -- Some directors and officers of AmeriLink may have conflicts of interest in the merger." Other interests of management include:

  Indemnification and insurance arrangements

     The merger agreement provides that Tandy and the surviving corporation will observe any indemnification provisions now existing in the articles of incorporation or code of regulations of AmeriLink for the benefit of any former director or officer of AmeriLink.

  Employment arrangements

     Larry R. Linhart, AmeriLink's president, chief executive officer and chairman of the board, will receive from Tandy in connection with the completion of the merger 6,000 restricted Tandy common shares and options to purchase 60,000 Tandy common shares at the average of the high and low sale price of the Tandy common shares on the date the merger is completed. The options and restricted stock will vest equally over a three year period. Tandy also has agreed to assume Mr. Linhart's employment contract with AmeriLink, which has a remaining term of approximately 9 years, at approximately his current annual base salary of $383,600 and provide bonus compensation to conform to Tandy's bonus program for executives of comparable rank. If specified performance targets are met, then Mr. Linhart's annual bonus will range from $115,000 to $268,520.

     Joseph L. Govern, AmeriLink's Senior Vice President -- Operations, will receive from Tandy in connection with the completion of the merger 4,000 restricted Tandy common shares and options to purchase 20,000 Tandy common shares at the average of the high and low sale price of the Tandy common shares on the date the merger is completed. The options and restricted stock will vest equally over a three year period. Tandy has agreed to continue Mr. Govern's employment at an annual base salary of $150,000 and provide bonus compensation to conform to Tandy's bonus program for executives of comparable rank. If specified performance targets are met, then Mr. Govern's annual bonus will range from $60,000 to $120,000.

  Transactions with related parties

     Richard W. Rubenstein, a member of AmeriLink's board of directors, is a partner in the law firm of Squire, Sanders & Dempsey L.L.P., which is legal counsel to AmeriLink and will receive fees for its services rendered to AmeriLink in connection with the merger, including the rendering of a tax opinion if the merger is a stock-for-stock merger.

     George R. Manser, a member of AmeriLink's board of directors, is an advisory director to J.C. Bradford, which will receive fees for its financial advisory services rendered to AmeriLink in connection with the Merger, including the delivery of its fairness opinion. See "Opinion of Financial Advisor to AmeriLink." Under an arrangement between Mr. Manser and J.C. Bradford, Mr. Manser will receive a payment from J.C. Bradford equal to 15% of any fees AmeriLink pays to J.C. Bradford.

TREATMENT OF AMERILINK EMPLOYEE AND DIRECTOR STOCK OPTIONS

     All AmeriLink employee and director stock options that are not fully vested before the merger will fully vest in the merger.

     AmeriLink intends to offer to "cash out" holders of options by paying them the value of their options in cash if they choose before the merger to receive cash. If the merger is a stock-for-stock merger, then the value of their options will be based on the difference between $15.60 per share and their per share option exercise price. If the merger is a cash merger, then the value of their options will be based on the difference between $14.50 per share and their per share option exercise price. Any cash payments to option holders would occur shortly after the merger.

     If the merger is a stock-for-stock merger, then outstanding stock options to purchase AmeriLink common shares granted to AmeriLink employees and directors that have not been repurchased will become options to purchase Tandy common shares. The number of AmeriLink common shares subject to the options will be multiplied by the 0.4036 exchange ratio to determine the number of Tandy common shares subject to the options. The exercise price of the options will also be adjusted by dividing the exercise price by the 0.4036 exchange ratio.

     If the merger is a cash merger, then outstanding options that have not been repurchased will automatically convert into the right to receive $14.50 per share in cash minus the per share option exercise price.

OPERATIONS FOLLOWING THE MERGER

     Following the merger, AmeriLink will continue its operations as a wholly-owned subsidiary of Tandy. Upon completion of the merger, the members of AmeriLink's board of directors will be David Christopher, Mark C. Hill, Robert
M. McClure, Larry R. Linhart and Joseph L. Govern. The membership of Tandy's board of directors will remain unchanged as a result of the merger. If the merger is a stock-for-stock merger, the shareholders of AmeriLink will become shareholders of Tandy, and their rights as shareholders will be governed by Tandy's certificate of incorporation and bylaws and the laws of the State of Delaware. See "Comparison of Shareholder Rights."

REGULATORY APPROVALS

     Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, the merger cannot be completed until Tandy and AmeriLink have filed notification with the U.S. government and a waiting period has expired. Tandy and AmeriLink filed their notification forms with the U.S. government on June 4, 1999, and the applicable waiting period was terminated on June 17, 1999. At any time before or after consummation of the merger, the U.S. government, any state governmental authority or others could take action under the antitrust laws to stop or delay the merger.

     Based on information available to us, Tandy and AmeriLink believe that the merger will not violate federal or state antitrust laws. However, we cannot assure you that the merger will not be challenged on antitrust grounds. Also, if the merger is challenged on antitrust grounds, we cannot assure you that we would prevail or would not be required to accept certain conditions before the merger could be completed, possibly including certain divestitures or agreements to separately hold portions of AmeriLink's business for future sale.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

     The following discussion summarizes the opinion of Squire, Sanders & Dempsey L.L.P., counsel to AmeriLink, concerning the material federal income tax consequences of the merger. We have filed this opinion with the SEC as an exhibit to the registration statement related to this document. See "Where You Can Find More Information." This discussion is based upon the Internal Revenue Code, the regulations promulgated under the Internal Revenue Code, IRS rulings, and judicial and administrative rulings in effect as of the date hereof, all of which are subject to change, possibly with retroactive effect. This discussion does not address all aspects of federal income taxation that may be relevant to an AmeriLink shareholder in light of the shareholder's particular circumstances or to those AmeriLink shareholders subject to special rules, such as shareholders who are not citizens or residents of the United States, financial institutions, tax-exempt organizations, insurance companies, dealers in securities, shareholders who acquire their AmeriLink common shares upon the exercise of options or similar derivative securities or otherwise as compensation or shareholders who hold their AmeriLink common shares as part of a straddle or conversion transaction. This discussion assumes that AmeriLink's shareholders hold their respective AmeriLink common shares as capital assets within the meaning of Section 1221 of the Internal Revenue Code.

     The legal opinion assumes that changes in specified facts have not occurred. The opinion relies on assumptions, representations and agreements made by AmeriLink, Tandy and others, including those contained in certificates of officers of AmeriLink and Tandy. If any of these matters is inaccurate, the tax consequences of the merger could differ from those described here. The opinion regarding the tax-free nature of the merger neither binds the IRS nor precludes the IRS from adopting a contrary position. Neither AmeriLink nor Tandy intends to obtain a ruling from the IRS regarding the tax consequences of the merger.

  Tax treatment upon receipt of stock

     If the merger is a stock-for-stock merger, it is a condition of the merger that Tandy and AmeriLink receive an opinion from Squire, Sanders & Dempsey L.L.P. that the merger will be treated for U.S. federal income tax purposes as a reorganization under Section 368(a) of the Internal Revenue Code. This means that no gain or loss will be recognized by AmeriLink, Tandy or Tandy's merger subsidiary as a result of the merger. Also, except for cash received instead of fractional shares and those AmeriLink shareholders who elect to pursue their dissenters' rights under Ohio law, no gain or loss will be recognized by an AmeriLink shareholder as a result of the conversion of the AmeriLink common shares into Tandy common shares. The requirements for tax-free mergers generally mandate that, in mergers like the one proposed between Tandy and AmeriLink, no more than 20% of the consideration shareholders receive in the merger can be cash. Therefore, if a significant number of AmeriLink shareholders elect their dissenters' rights to receive the fair value of their shares in cash, then the merger may not be a tax-free reorganization. If the stock-for-stock merger is not a tax-free reorganization because AmeriLink shareholders who own more than 20% of the outstanding AmeriLink common shares exercise their dissenters' rights, then Squire, Sanders & Dempsey L.L.P. will not be able to deliver a legal opinion that the merger is a tax-free reorganization. Because it is a condition to the completion of a stock-for-stock merger that Tandy and AmeriLink receive from Squire, Sanders & Dempsey L.L.P. that opinion, either Tandy or AmeriLink could refuse to complete the stock-for-stock merger if Squire, Sanders & Dempsey L.L.P. could not deliver the legal opinion. In that situation, if both Tandy and AmeriLink waived the delivery of the legal opinion as a condition to the completion of the stock-for-stock merger, then the merger could be a taxable transaction.

     Holders of AmeriLink common shares will have a tax basis in the Tandy common shares received in the merger equal to the tax basis of the AmeriLink common shares surrendered in the merger, less any tax basis of the AmeriLink shares surrendered that is allocable to a fractional Tandy share for which cash is received. AmeriLink's shareholders' holding period with respect to the Tandy shares received in the merger will include the holding period of the AmeriLink common shares surrendered in the merger.

  Tax treatment upon receipt of cash

     If an AmeriLink shareholder receives cash

     - because the merger is a cash merger,

     - instead of fractional Tandy common shares, or

     - because the shareholder perfects his dissenter's rights and receives cash instead of Tandy common shares,

then the merger will be a taxable transaction to that AmeriLink shareholder to the extent the shareholder receives cash.

     This sale will generally result in the recognition of gain or loss for U.S. federal income tax purposes measured by the difference between the amount of cash received and the tax basis of the AmeriLink common shares that are sold or the AmeriLink common shares allocable to such fractional share interest or dissenting share interest. This gain or loss will be capital gain or loss if the AmeriLink common shares were held as a capital asset when the merger is effective. In addition, in the case of an individual shareholder, any capital gain will generally be subject to a maximum U.S. federal income tax rate of 20% if the shareholder's holding period in those shares was more than one year at the effectiveness of the merger. If an individual shareholder's holding period is one year or less, any capital gain will be treated as a short-term capital gain and taxed at higher rates.

  Material federal income tax consequences of the merger to Tandy's shareholders

     Based on the advice of its counsel, Tandy expects that there will be no federal income tax consequences of the merger to Tandy's shareholders with respect to their Tandy shares. Thus, Tandy's shareholders will recognize no gain or loss with respect to their Tandy shares as a result of the merger, and Tandy's shareholders' tax basis and Tandy's shareholders' holding period of their Tandy shares will not change as a result of the merger.

     WE INTEND THIS DISCUSSION TO PROVIDE ONLY A SUMMARY OF THE MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER. WE DO NOT INTEND THAT IT BE A COMPLETE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER. IN ADDITION, WE DO NOT ADDRESS TAX CONSEQUENCES WHICH MAY VARY WITH, OR ARE CONTINGENT UPON, INDIVIDUAL CIRCUMSTANCES. MOREOVER, WE DO NOT ADDRESS ANY NON-INCOME TAX OR ANY FOREIGN, STATE OR LOCAL TAX CONSEQUENCES OF THE MERGER. ACCORDINGLY, WE STRONGLY URGE YOU TO CONSULT YOUR TAX ADVISOR TO DETERMINE YOUR PARTICULAR U.S. FEDERAL, STATE, LOCAL OR FOREIGN INCOME AND OTHER TAX CONSEQUENCES RESULTING FROM THE MERGER.

ACCOUNTING TREATMENT

     The merger will be accounted for as a "purchase" for accounting purposes in accordance with generally accepted accounting principles. The purchase price will be allocated based on the fair values of the assets acquired and the liabilities assumed. Any excess of the purchase price over the fair value of the net assets of AmeriLink will be allocated to goodwill.

                   OPINION OF FINANCIAL ADVISOR TO AMERILINK

     At the request of AmeriLink's board of directors, J.C. Bradford presented to the board its financial analysis of the proposed merger on May 19, 1999 and delivered a written opinion to the board of directors, dated May 20, 1999, that, as of that date, the exchange of the AmeriLink common shares for Tandy common shares was fair to the shareholders of AmeriLink from a financial point of view. The opinion was rendered assuming the merger was a stock-for-stock merger and not a cash merger. The J.C. Bradford opinion is attached to this document as Annex D and describes the assumptions made by J.C. Bradford in arriving at its opinion as well as qualifications to the opinion. The J.C. Bradford opinion describes the information reviewed by J.C. Bradford and briefly describes the qualifications of J.C. Bradford to render an opinion as to the fairness, from a financial point of view, of the terms of the exchange of AmeriLink common shares for Tandy common shares to the AmeriLink shareholders. This summary of the J.C. Bradford opinion is qualified by reference to the full text of the J.C. Bradford opinion, which shareholders should completely read. The J.C. Bradford opinion is not a recommendation to any AmeriLink shareholder as to how the shareholder should vote at the AmeriLink special shareholders' meeting in connection with the merger.

     AmeriLink's board of directors engaged J.C. Bradford to render an opinion in connection with the board's discharge of its fiduciary obligations. J.C. Bradford has advised AmeriLink's board of directors that it does not believe that any person, including a shareholder of AmeriLink, other than a member of the board of directors, has the legal right to rely upon the opinion for any claim arising under state law and that, should any claim be brought against it, J.C. Bradford will raise this assertion as a defense. Resolution of this matter under state law, however, will have no effect on the rights and responsibilities of any person under the federal securities laws or on the rights and responsibilities of AmeriLink's board of directors under applicable law. J.C. Bradford's opinion was one of many factors AmeriLink's board of directors considered in deciding to approve the merger. The terms of the exchange of AmeriLink common shares for Tandy common shares pursuant to the merger agreement were determined through arm's length negotiations between AmeriLink and Tandy and were approved by the AmeriLink board of directors.

     J.C. Bradford acted as a managing underwriter in AmeriLink's October 1997 common stock offering and received customary fees for the rendering of those services. In the ordinary course of business, J.C. Bradford makes a market in AmeriLink common shares and may, at any time, hold a long or short position in these securities. Under the terms of an engagement letter dated April 14, 1999, AmeriLink agreed to pay J.C. Bradford a fee for acting as financial advisor to AmeriLink's board of directors in connection with the merger as follows:
$175,000 paid on delivery of the opinion and an additional $325,000 payable upon the closing of the transaction. In addition, AmeriLink has agreed to indemnify J.C. Bradford and its related persons against liabilities relating to or arising out of its engagement, including liabilities under the federal securities laws.

     In preparing its report to the AmeriLink board of directors, J.C. Bradford performed a variety of financial and comparative analyses that are described below. In arriving at its opinion, J.C. Bradford did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Therefore, J.C. Bradford believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

     J.C. Bradford performed its analyses based, in part, on financial forecasts through fiscal year 2004 provided to it by AmeriLink's management (the "Management Case"). Portions of these forecasts were also provided by AmeriLink's management to Tandy in an attempt to negotiate the best transaction terms for the AmeriLink shareholders. J.C. Bradford also utilized income statement projections published by J.C. Bradford's equity research analyst for fiscal year 2000 and extrapolated by J.C. Bradford through fiscal year 2004 (the "Analyst Case"). J.C. Bradford believes that the more conservative Analyst Case is particularly appropriate for purposes of its fairness analysis given (1) the significant uncertainty in the telecommunications industry as a result of recent consolidation, (2) AmeriLink's limited backlog and the lack of certainty regarding future customer orders, and (3) recent experience by AmeriLink in achieving management's and analysts' financial expectations.

     The following is a summary of the material portions of the report presented orally by J.C. Bradford to the AmeriLink board of directors at its meeting on May 19, 1999 and the analyses performed in connection with J.C. Bradford's opinion:

PREMIUMS ANALYSIS

     J.C. Bradford prepared an analysis of the premiums paid in other recent comparable stock-for-stock transactions based on the acquired company's shares at different intervals prior to the announcement of the transaction. J.C. Bradford's analysis showed that the average premiums paid in the comparable transactions for the acquired company's trading prices were 28.6% one day prior to the transaction's announcement, 31.7% one week prior to the transaction's announcement, and 41.1% one month prior to the transaction's announcement. Based on the closing sales price of AmeriLink's common shares on May 18, 1999 of $9.06, the exchange ratio (assuming a $15.60 per AmeriLink common share purchase price) yielded a premium to AmeriLink's per common share price of 72.1% one day prior to May 18, 1999, 60.0% one week prior to May 18, 1999, and 115.2% one month prior to May 18, 1999. In each case, the premium implied by the terms of the exchange of AmeriLink common shares for Tandy common shares compared favorably to the premiums paid in comparable transactions. In addition, J.C. Bradford noted that the terms of the exchange (assuming a $15.60 per AmeriLink common share purchase price) yielded a 105.5% premium to the prior 60-day average closing sales price ($7.59 per share) and a 98.5% premium to the prior 200-day average closing sales price ($7.86 per share) for AmeriLink's common shares.

COMPARABLE COMPANY ANALYSIS

     Using publicly available information, J.C. Bradford reviewed financial and operating data for several publicly traded companies that are generally categorized as being engaged in providing telecommunications infrastructure services. This group included Able Telecom Holding Corp., Arguss Holdings, Inc., Dycom Industries, Inc., International Fibercom, Inc., MasTec, Inc. and MYR Group, Inc. The table below compares the average multiples at which the comparable companies were trading on the day prior to the date of the opinion to the multiples implied by the transaction value (assuming a $15.60 per AmeriLink common share purchase price).

                                                                                   MERGER
                                                                       ------------------------------
                                                COMPARABLE COMPANIES   ANALYST CASE   MANAGEMENT CASE
                                                --------------------   ------------   ---------------
Latest twelve months earnings.................         21.5x              55.7x            55.7x
Calendarized 1999 projected earnings..........         14.2x              28.6x            17.2x
Calendarized 2000 projected earnings..........         11.3x              21.1x            10.8x
Fiscal Year 1999 EBITDA*......................          8.9x              14.5x            14.5x
Fiscal Year 1999 Revenues.....................          1.2x               1.1x             1.1x

---------------

* EBITDA means earnings before interest, taxes, depreciation and amortization. It basically represents the cash flow of the business.

     J.C. Bradford cautioned AmeriLink's board of directors that no company in the comparable company group is identical to AmeriLink. Accordingly, an examination of the results of the comparable company analysis necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of AmeriLink and the other public companies in the comparable groups as well as the differences between the Analyst Case and the Management Case.

COMPARABLE TRANSACTION ANALYSIS

     Using comparable transaction analysis, J.C. Bradford analyzed the multiples paid in acquisitions of companies engaged in businesses with characteristics similar to AmeriLink's since January 1, 1996, including AmeriLink's acquisition of Midwest Computer Cable, Inc. in February 1999. J.C. Bradford calculated the aggregate equity consideration paid for each acquired company as a multiple of the latest twelve months EBITDA, which ranged from 4.0x to 6.7x, with an adjusted average multiple of 4.3x. Based on this analysis, J.C. Bradford noted that this range of multiples compares favorably to the multiple of AmeriLink's fiscal 1999 EBITDA of 14.5x implied by the transaction value (assuming a $15.60 per AmeriLink common share purchase price).

DISCOUNTED CASH FLOW ANALYSIS

     Using discounted cash flow analysis, J.C. Bradford discounted to present value the future cash flows that AmeriLink is projected to generate under each of the Management Case and the Analyst Case through fiscal 2004, under various circumstances. J.C. Bradford calculated terminal values for AmeriLink (the values at 2004 fiscal year-end) by applying multiples of EBITDA in fiscal year 2004. The cash flow streams and terminal values were then discounted to present values using different discount rates chosen to reflect different assumptions regarding AmeriLink's cost of capital. Based on the above-described analysis, the implied per share value of AmeriLink's common stock under the Analyst Case ranged from $9.40 to $13.81, averaging $11.45, and under the Management Case ranged from $14.78 to $22.35, averaging $18.31. Although J.C. Bradford used the same discount rates and exit multiples for the Analyst Case and Management Case, J.C. Bradford noted that one could argue that higher discount rates, which would yield lower equity valuations, would be appropriate in the Management Case given the aggressive nature of the Management Case financial projections.

STOCK TRADING ANALYSIS

     J.C. Bradford reviewed and analyzed the historical trading volume and prices at which the AmeriLink and Tandy common shares have traded over the prior twelve months as compared to each other and as compared to the historical trading volume and prices for their relevant comparable groups and several of the broad market indices. J.C. Bradford also reviewed financial analyses of Tandy and its common stock by Wall Street equity research analysts, including consensus projections of 1999 and 2000 earnings per share, and calculated the current price of Tandy's common stock as a multiple of projected earnings and compared that multiple to the projected earnings multiples of comparable public companies and the companies comprising the S&P 500 Composite Index.

                  MATERIAL PROVISIONS OF THE MERGER AGREEMENT

     The following discussion summarizes the material provisions of the merger agreement. The merger agreement is attached as Annex A and incorporated by reference in this document.

MATERIAL COVENANTS

     Tandy and AmeriLink have undertaken certain ongoing obligations, or covenants, in the merger agreement. The following summarizes the material covenants.

  Restrictions on operations of AmeriLink until merger is completed

     Until the merger is completed, AmeriLink has agreed to carry on its business in the ordinary course in substantially the same manner as it conducted its business before it signed the merger agreement. AmeriLink must pay debts, taxes and other obligations when due and must use its commercially reasonable efforts consistent with past practice and policies to preserve its present business organization, keep available the services of its officers and key employees and preserve its relationships with customers, suppliers, distributors, and others having business dealings with it. In addition, AmeriLink cannot do or permit any of the following without the prior written consent of Tandy:

     - AMEND ORGANIZATIONAL DOCUMENTS. Amend its articles of incorporation or code of regulations;

     - DIVIDENDS. Subject to certain exceptions, declare or pay any dividends, split, combine or reclassify any of its capital shares, issue or authorize the issuance of any other securities or acquire any of its capital shares;

     - STOCK OPTIONS AND BENEFIT PLANS. Accelerate, amend or change the rights granted under its stock option or benefit plans or, except as permitted under the merger agreement, authorize cash payments in exchange for any options or other rights granted under any of such plans;

     - CONTRACTS. Subject to certain exceptions, enter into, amend, or terminate several types of contracts, leases, bonus, profit sharing, thrift, compensation, stock option, restricted shares, pension, retirement, deferred compensation, employment, termination, severance agreements or arrangements;

     - ISSUANCE OF STOCK. Issue or purchase any of its shares or securities convertible into its shares, or other rights, warrants or options to acquire AmeriLink securities;

     - DISPOSITIONS. Sell or otherwise dispose of or put a lien on any of its properties or assets that are material in an amount in excess of $100,000, except in the ordinary course of business consistent with past practice;

     - INCURRING INDEBTEDNESS. Incur any indebtedness for borrowed money or guarantee any such indebtedness other than borrowings under existing lines of credit or issue or sell any debt securities or warrants or rights to acquire debt securities or guarantee any debt securities of others;

     - DISCHARGE OF DEBT. Pay, discharge, satisfy, settle or compromise in an amount exceeding $50,000 any claim, liability or obligation arising other than in the ordinary course of business, other than the payment, discharge or satisfaction of liabilities reflected or reserved against in AmeriLink's financial statements;

     - CAPITAL EXPENDITURES. Make any capital expenditures, capital additions or capital improvements except in the ordinary course of business and consistent with past practice;

     - WAIVER OF RIGHTS. Terminate or waive any right of substantial value, other than in the ordinary course of business, in any case only if correct and complete copies of such plans, policies and agreements have been made available to Tandy;

     - BONUSES. Subject to certain exceptions, pay any special bonus or special remuneration to any director;

     - INCREASED COMPENSATION. Increase the salaries or wage rates of its employees, except for increases in salaries and wages in accordance with past practices;

     - LAWSUITS. Commence certain types of lawsuits;

     - ACQUISITIONS. Acquire or agree to acquire any entity or equity securities of an entity or otherwise acquire or agree to acquire any assets which are material to AmeriLink's business;

     - REVALUING ASSETS. Revalue any of its assets other than in the ordinary course of business, except as required by generally accepted accounting principles; or

     - BREACH OF REPRESENTATIONS AND WARRANTIES. Agree to take any action that would make any of its representations or warranties in the merger agreement untrue or that would prevent it from performing its covenants and obligations under the merger agreement.

  Tandy has agreed to indemnify former AmeriLink directors and officers and provide liability insurance

     Tandy has agreed to be bound after the merger by any indemnification provisions now existing in the articles of incorporation or code of regulations of AmeriLink for the benefit of all former directors or officers of AmeriLink. For six years after the merger, Tandy will use its reasonable best efforts to provide directors' and officers' liability insurance covering each person currently covered by AmeriLink's directors' and officers' liability insurance for matters occurring before the merger. Tandy's obligation to pay insurance premiums is limited to 150% of the annual premium paid by AmeriLink in its last full fiscal year.

  AmeriLink cannot solicit competing takeover proposals

     AmeriLink has further agreed that AmeriLink and its subsidiaries and their officers, directors, employees and other agents will not take any action to solicit, initiate or encourage any offer for an alternate transaction involving AmeriLink of a nature defined in the merger agreement.

     Restricted actions include engaging in negotiations or discussions with or disclosing any nonpublic information relating to AmeriLink to or affording a potential bidder access to AmeriLink's properties, books or records. This covenant would not prohibit AmeriLink's board of directors from taking and disclosing to AmeriLink's shareholders a position with respect to a tender offer in accordance with Rules 14d-9 and 14e-2 promulgated under the Securities and Exchange Act of 1934.

     If (1) AmeriLink's board of directors believes in good faith after written advice from its financial advisor that a competing takeover proposal would if consummated result in a transaction more favorable to AmeriLink's shareholders from a financial point of view than the merger and (2) AmeriLink's board of directors determines in good faith after advice from outside legal counsel that it is necessary for AmeriLink's board of directors to comply with its fiduciary duties to shareholders, AmeriLink may furnish information to the party making the competing takeover proposal and engage in negotiations with that party. AmeriLink must notify Tandy of any such determination by AmeriLink's board of directors and provide Tandy with a copy or summary of the competing takeover proposal and other information.

     If AmeriLink wants to accept a competing proposal, it must have

     - provided Tandy with at least five days prior notice,

     - terminated the merger agreement,

     - paid to Tandy the termination fee and all other amounts payable to Tandy under the merger agreement, and

     - performed its obligations, if required under the option agreement.

     AmeriLink must keep Tandy informed of the identity of any potential bidder and the terms and status of any competing takeover proposal.

REPRESENTATIONS AND WARRANTIES

     The merger agreement contains representations and warranties made by AmeriLink to Tandy. They include statements about:

     - corporate authorization to enter into the merger;

     - the shareholder votes required to approve the merger;

     - governmental approvals required for the merger;

     - no breach of organizational documents, law or specified material agreements as a result of the merger;

     - capitalization;

     - ownership of subsidiaries;

     - filings with the SEC;

     - information provided by it to be included in this document;

     - financial statements;

     - no material changes;

     - no undisclosed material liabilities;

     - litigation;

     - tax matters;

     - employee benefits matters;

     - compliance with laws;

     - finders' or advisors' fees; and

     - environmental matters.

     The representations and warranties of Tandy and AmeriLink in the merger agreement terminate upon the completion of the merger.

CONDITIONS TO THE MERGER

  Conditions to complete the merger for Tandy's and AmeriLink's benefit

     Tandy and AmeriLink will not be obligated to complete the merger unless specified conditions are met or waived by both Tandy and AmeriLink, which include the following:

     - the shareholders of AmeriLink have approved the merger;

     - the SEC has declared the registration statement effective and, if the merger is a stock-for-stock merger, no stop order exists that suspends the registration statement's effectiveness;

     - no temporary restraining order, injunction or other legal action or regulatory restraint exists that would prevent the completion of the merger or make it illegal;

     - all necessary approvals, waivers and consents of any governmental entity must have been obtained; and

     - if the merger is a stock-for-stock merger, AmeriLink and Tandy must have received a written opinion of AmeriLink's legal counsel to the effect that the merger is a tax-free reorganization.

  Additional conditions to complete the merger only for AmeriLink's benefit

     AmeriLink will not be obligated to complete the merger unless specified conditions are met or waived by AmeriLink, which include the following:

     - the representations and warranties of Tandy and Tandy's merger subsidiary in the merger agreement are true and correct in all material respects;

     - all covenants, obligations, conditions and agreements of Tandy have been performed in all material respects; and

     - all required third party consents or approvals have been obtained, except where the failure to obtain those consents or approvals would not have a material, adverse effect on Tandy.

  Additional conditions to complete the merger only for Tandy's benefit

     Tandy will not be obligated to complete the merger unless specified conditions are met or waived by Tandy, which include the following:

     - the representations and warranties of AmeriLink in the merger agreement are true and correct in all material respects;

     - all covenants, obligations and agreements of AmeriLink have been performed in all material respects;

     - all required third party consents or approvals have been obtained, except where the failure to obtain those consents or approvals would not have a material, adverse effect on AmeriLink;

     - AmeriLink has not experienced a "Material Adverse Effect" as described below;

     - Larry R. Linhart and Joseph L. Govern shall not have revoked their employment arrangements with Tandy as agreed to in writing on the date of the merger agreement; and

     - delivery by AmeriLink's accountants of a "comfort letter" that gives Tandy limited assurance regarding AmeriLink's quarterly financial statements and identifies changes in specified items on AmeriLink's monthly balance sheets since the latest quarterly financial statements.

     Under the merger agreement, "Material Adverse Effect" as applied to AmeriLink generally means any change or effect on the business of AmeriLink that alone or together with other changes or effects:

     - has or could reasonably be expected to have an adverse effect of over $3.0 million on the condition, properties, assets, liabilities, business, operations, results of operations or prospects of AmeriLink and its subsidiaries taken as a whole; or

     - materially impairs or could be reasonably expected to materially impair the ability of AmeriLink to complete the merger.

     Material Adverse Effect does not include the effects of:

     - specified changes in U.S. securities markets and world and U.S. economic conditions;

     - the public announcement of the merger;

     - specified types of changes in AmeriLink's accounting policies because of changes in generally accepted accounting principles; and

     - reductions in AmeriLink's revenues because customer contracts are terminated in the ordinary course of business or as a result of the announcement of the merger.

COMPLETION OF THE MERGER

     After the satisfaction or waiver of the conditions set forth in the merger agreement, Tandy's merger subsidiary and AmeriLink will file a merger certificate with the Secretaries of State of Delaware and Ohio under the relevant provisions of Delaware and Ohio law. The merger will become effective when those filings are made. We anticipate that, assuming all conditions are met, the merger will be completed on or before August 31, 1999.

TERMINATION OF THE MERGER AGREEMENT

  Right to terminate

     At any time prior to the completion of the merger, the merger agreement may be terminated:

     - by the mutual consent of Tandy and AmeriLink;

     - by either Tandy or AmeriLink, if the merger has not been completed on or before October 15, 1999 and the party seeking to terminate the merger agreement is not in breach of the merger agreement;

     - by Tandy, if:

      -- AmeriLink breaches any of its representations, warranties or obligations in any material way and does not cure the breach within 10 days;

      -- the board of directors of AmeriLink withdraws or modifies its recommendation of the merger in a manner adverse to Tandy; or

      -- for any reason AmeriLink fails to hold the special shareholders' meeting on or before August 31, 1999;

     - by AmeriLink, if Tandy breaches any of its representations, warranties or obligations in any material way and does not cure the breach within 10 days;

     - by Tandy if a competing takeover proposal of the type described below has occurred and the board of directors of AmeriLink does not within ten business days:

      -- reconfirm its approval and recommendation of the merger, and

      -- reject the competing takeover proposal;

     - by AmeriLink if:

      -- a superior competing takeover proposal has occurred as described above under "AmeriLink cannot solicit competing takeover proposals";

      -- AmeriLink has provided Tandy at least five business days' notice of the terms of the superior competing takeover proposal; and

      -- AmeriLink has paid Tandy the termination fee; or

     - by either Tandy or AmeriLink if:

      -- any permanent injunction or other order of a court or other competent authority preventing the merger has become final and nonappealable; or

      -- if any required approval of the shareholders of AmeriLink was not obtained at the special shareholders' meeting.

     A competing takeover proposal generally occurs if any person or group acquires or proposes to acquire 15% or more of AmeriLink's assets or 15% of AmeriLink's outstanding common shares, commences a tender or exchange offer for 15% or more of the outstanding AmeriLink common shares or proposes to engage in a merger or other business combination with AmeriLink. The merger agreement contains some exceptions for acquisitions of stock where the person or group acquiring AmeriLink common shares does not seek to influence the control of AmeriLink.

  Termination fee and out-of-pocket expenses payable by AmeriLink to Tandy

     AmeriLink has agreed that if the merger agreement is terminated as described below, it will pay Tandy a $2.5 million termination fee and Tandy's out-of-pocket expenses up to $1.0 million:

     - if Tandy terminates the merger agreement because the board of directors of AmeriLink has withdrawn or modified its recommendation of the merger agreement or the merger in a manner adverse to Tandy;

     - if Tandy terminates the merger agreement because a competing takeover proposal as described above has occurred and the board of directors of AmeriLink does not within ten business days reconfirm its approval and recommendation of the merger and reject the competing takeover proposal;

     - if AmeriLink terminates the merger agreement because a superior competing takeover proposal has occurred as described under "AmeriLink cannot solicit competing takeover proposals";

     - if either Tandy or AmeriLink terminates the merger agreement because the shareholders of AmeriLink did not approve the merger at the special meeting, and before the meeting a competing takeover proposal was made that AmeriLink did not reject; or

     - if Tandy terminates the merger agreement because AmeriLink has breached its representations, warranties or obligations under the merger agreement, subject to specified limitations, or has failed for any reason to hold the special shareholders' meeting by August 31, 1999 and prior to the termination a competing takeover proposal has occurred that has not been rejected by AmeriLink.

     Also, if any competing takeover proposal is made within 6 months (if the person making the competing takeover proposal had not made a proposal before the merger agreement was terminated) or 12 months (if the person making the competing takeover proposal had made such a proposal before the merger agreement was terminated) of the later of the termination of the merger agreement or payment of Tandy's out-of-pocket costs and expenses, then AmeriLink will pay a termination fee of $2.5 million less any termination fee previously paid by AmeriLink to Tandy.

  Out-of-pocket expenses payable by Tandy to AmeriLink

     Tandy has agreed that if the merger agreement is terminated by AmeriLink because Tandy has breached its representations, warranties or obligations under the merger agreement then, subject to specified limitations, Tandy will promptly reimburse AmeriLink for its out-of-pocket costs and expenses up to a maximum of $1.0 million.

OTHER EXPENSES

     Except as described above under "Termination of the merger agreement," all costs and expenses incurred in connection with the merger agreement and the merger will be paid by the party incurring the expense. However, the expenses relating to the printing of this document, registration and filing fees incurred in connection with this document and the listing of additional Tandy common shares and fees, costs and expenses associated with compliance with applicable state securities laws in connection with the merger will be shared equally by Tandy and AmeriLink.

                               RELATED AGREEMENTS

VOTING AGREEMENTS

     The following is a summary of the material terms of the voting agreements signed by the three principal shareholders of AmeriLink. A copy of the form of this agreement is attached as Annex B and is incorporated by reference in this document.

     At the same time that Tandy and AmeriLink entered into the merger agreement, Larry R. Linhart, Robert E. Powelson, E. Len Gibson and Steven D. Elsea, as the trustee of the E. Len Gibson Revocable Trust, entered into voting agreements with Tandy. The terms of the voting agreements require these shareholders to vote all of their AmeriLink common shares for the merger and against any competing takeover proposal.

     These shareholders own about 40% of the AmeriLink common shares entitled to vote at the special shareholders' meeting. The voting agreements will terminate on the earliest of:

     - the effectiveness of the merger;

     - the termination of the merger agreement, unless Tandy is entitled to the payment of a termination fee because a competing takeover proposal or significant acquisition of AmeriLink common shares has been made;

     - 181 days after the termination of the merger agreement if Tandy is entitled to receive the termination fee because a competing takeover proposal or significant acquisition of AmeriLink common shares has been made before the merger agreement is terminated;

     - 12 months and one day after the termination of the merger agreement if Tandy is entitled to receive the termination fee because a competing takeover proposal or significant acquisition of AmeriLink common shares is made within 12 months after the merger agreement is terminated; or

     - the day after the date on which AmeriLink pays Tandy the termination fee and all other out-of-pocket costs and expenses AmeriLink is required to pay under the merger agreement.

OPTION AGREEMENT

     The following is a summary of the material terms of the option agreement. A copy of the option agreement is attached as Annex C and is incorporated by reference in this document.

     At the same time Tandy and AmeriLink entered into the merger agreement, they also entered into an option agreement. Under the option agreement, Tandy has the right under specified circumstances to acquire 19.9% of the outstanding AmeriLink common shares from AmeriLink at a price of $15.60 per share.

     Tandy generally can exercise all or any part of the option if Tandy would be entitled to receive a termination fee under the merger agreement because a competing takeover proposal occurs.

     The option will terminate upon the earliest of:

     - the effectiveness of the merger;

     - the termination of the merger agreement, unless Tandy is entitled to receive the termination fee because a competing takeover proposal has occurred;

     - 181 days after the termination of the merger agreement if Tandy is entitled to receive the termination fee because a competing takeover proposal occurred before the merger agreement was terminated; or

     - 12 months and one day after the termination of the merger agreement if Tandy is entitled to receive the termination fee because a competing takeover proposal occurs within 12 months after the merger agreement is terminated.

     The 181 day and 12 month periods will be extended if any law, court order or other legal impediment prohibits the exercise of the option.

     If the option becomes exercisable, Tandy may request AmeriLink to register with the SEC the AmeriLink common shares Tandy purchases by exercising the option. AmeriLink may, instead of registering the shares, purchase them at their market price within a specified time period. Tandy cannot demand that AmeriLink file more than two registration statements if the SEC declares those registration statements effective.

EFFECT OF OPTION AND VOTING AGREEMENTS

     The option and the voting agreements are intended to make it more likely that the merger will be completed on the agreed terms and to compensate Tandy for is efforts and costs if the merger is not completed. The option and the voting agreements will likely discourage any competing takeover proposal, including a competing takeover proposal that could offer more value to AmeriLink's shareholders than the merger.

              SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
                            MANAGEMENT OF AMERILINK

     The information regarding the security ownership of certain beneficial owners and management of AmeriLink is contained in AmeriLink's Annual Report on Form 10-K for its fiscal year ended March 28, 1999, which is delivered with this document and is incorporated into this document by reference.

                       RIGHTS OF DISSENTING SHAREHOLDERS

TANDY'S SHAREHOLDERS

     Tandy's shareholders are not entitled to dissenters' appraisal rights under the Delaware law or any other statute in connection with the merger. See "Comparison of Shareholder Rights -- Rights of dissenting shareholders."

AMERILINK'S SHAREHOLDERS

     Section 1701.84 of the Ohio law provides that all of AmeriLink's shareholders entitled to vote on the merger proposal may exercise dissenters' rights with respect to the merger. The following is a summary of the principal steps an AmeriLink shareholder must take to perfect dissenters' rights under
Section 1701.85 of the Ohio law. Because this is a summary, we do not intend it to be complete. The full text of the Ohio law that governs dissenters' rights is attached as Annex E to this document. If you are considering exercising dissenters' rights, you should carefully review this law and consult an attorney, because you will lose your dissenters' rights if you do not follow the rules prescribed by Ohio law. To perfect dissenters' rights, a shareholder of AmeriLink must satisfy each of the following conditions:

  No vote in favor of the merger proposal

     You must not have voted your AmeriLink common shares in favor of the merger proposal at the special shareholders' meeting. You can satisfy this requirement by:

     - returning to AmeriLink a signed proxy with instructions to vote against the merger proposal;

     - abstaining from voting on the merger proposal;

     - not returning a proxy and not casting a vote in favor of the merger proposal at the special shareholders' meeting; or

     - revoking a proxy and afterwards either abstaining from voting on the merger proposal or voting against the merger proposal.

     A vote in favor of the merger proposal at the special shareholders' meeting waives your dissenters' rights. A failure to vote at the special shareholders' meeting does not waive your dissenters' rights. A proxy that is returned signed but on which no voting preference is indicated will be voted in favor of the merger proposal and will waive your dissenters' rights.

  Filing written demand

     Not later than ten days after the merger proposal is voted upon, a dissenting shareholder must deliver to AmeriLink a written demand for payment of the fair cash value of the dissenting shareholder's shares. This demand should be delivered to AmeriLink at 1900 E. Dublin-Granville Road, Columbus, Ohio 43229, Attention: Secretary. We recommend that you send any demand by registered or certified mail, return receipt requested. Voting against the merger proposal will not satisfy this written demand requirement if you do not file a written demand. AmeriLink and Tandy will not send any further notice to AmeriLink's shareholders to remind them when the ten-day period expires.

     The demand must identify the name and address of the holder of record of the dissenting shares, the number of dissenting shares and the amount the dissenting shareholder claims as the fair cash value of the shares. A beneficial owner of dissenting shares must have the record holder submit the demand for appraisal. The demand must be signed by the shareholder of record exactly as the shareholder's name appears on the shareholder records of AmeriLink. A demand relating to dissenting shares owned jointly by more than one person must identify and be signed by all of the holders of record. Any person signing a demand on behalf of a partnership or corporation or in any other representative capacity such as an attorney-in-fact, executor, administrator, trustee or guardian must indicate the nature of the representative capacity and if requested must furnish written proof of this capacity and the individual's authority to sign the demand.

     Because only AmeriLink's shareholders of record on the record date may exercise dissenters' rights, any person who beneficially owns AmeriLink common shares that are held of record by a broker, fiduciary, nominee, or other holder and who wishes to exercise dissenters' rights must instruct the record holder of the shares to satisfy the conditions outlined above. If a record holder does not satisfy all of the conditions outlined in this section, the dissenters' rights for all of the shares held by that shareholder will be lost.

     During the time a demand is effective, all rights of the dissenting shareholder as a shareholder of AmeriLink, including rights to vote the shares and receive dividends, will be suspended. Please note, however, that the merger agreement prohibits us from paying dividends without Tandy's consent. If, however, any dividend is paid on AmeriLink's common shares during this period, the dividend that would have been paid on the dissenting shares will be paid to the holder of record of dissenting shares in the form of a credit upon the fair cash value of the dissenting shares. If the right to receive the fair cash value is terminated, all rights will be restored to dissenting shareholders unless they have sold their shares to AmeriLink, and any dividend that would have been made to the holder of record of dissenting shares will be made at the time of the termination.

  Petitions to be filed in court

     Within three months after the service of the demand, if AmeriLink and the dissenting shareholder do not reach an agreement on the fair cash value of the dissenting shareholder's shares, the dissenting shareholder or AmeriLink may file a complaint in the Court of Common Pleas of Franklin County, Ohio, or join or be joined in an action similarly brought by another dissenting shareholder, for a judicial determination of the fair cash value of the dissenting shares. AmeriLink does not intend to file any complaint for a judicial determination of the fair cash value of any dissenting shares.

     The dissenting shareholder must then file a motion in the court to hold a hearing to determine whether the dissenting shareholder is entitled to be paid the fair cash value of the dissenting shareholder's shares. If the court finds that a dissenting shareholder is entitled to an appraisal, the court may appoint one or more appraisers to provide evidence that will form a basis to recommend a decision on the amount of such value. The court is required to make a finding as to the fair cash value of dissenting shares and to render a judgment against AmeriLink for the payment of that value, with interest at such rate and from the date that the court considers equitable. Costs of the proceedings, including reasonable compensation to the appraisers, are to be apportioned or assessed as the court considers equitable. Payment of the fair cash value of dissenting shares is required to be made within thirty days after the date of final determination of such value or the completion of the merger, whichever is later, only when the dissenting shareholder surrenders share certificates to AmeriLink.

     "Fair cash value" is the amount that a willing seller who is not compelled to sell would be willing to accept and that a willing buyer who is not compelled to purchase would be willing to pay. However, the fair cash value cannot exceed the amount specified in the demand. The fair cash value is to be determined as of the day prior to the day of the vote on the merger proposal. In calculating the fair cash value, any appreciation or depreciation in the market value of dissenting shares resulting from the merger is excluded.

     The rights of any dissenting shareholder will terminate if, among other things,

     - the dissenting shareholder has not complied with the requirements of Ohio law discussed above unless AmeriLink's board of directors waives compliance;

     - the merger is abandoned or otherwise not carried out or the dissenting shareholder withdraws its demand with the consent of AmeriLink's board of directors; or

     - no agreement has been reached between AmeriLink and the dissenting shareholder regarding the fair cash value of the shareholder's dissenting shares and no complaint has been timely filed in the Common Pleas Court.

                        COMPARISON OF SHAREHOLDER RIGHTS

GENERAL

     If the merger is a stock-for-stock merger, you will become a Tandy shareholder. The following is a summary of the material differences between the rights of holders of AmeriLink common shares and the rights of holders of Tandy common shares. These differences arise in part from the differences between Delaware laws and Ohio laws. Additional differences arise from the governing instruments of the two companies. Although it is impractical to compare all of the aspects in which Delaware laws and Ohio laws and AmeriLink's and Tandy's governing instruments differ with respect to shareholders' rights, the following discussion summarizes material differences between them.

     The following table summarizes these material differences. To understand fully the material differences between the rights of AmeriLink shareholders and Tandy shareholders, you should read the table together with each summary that follows the table. The table alone does not completely describe the material differences.

                                                              AMERILINK   TANDY
                                                              ---------   -----
Amendment of charter documents
  -- by a majority of the voting power......................  Yes*        Yes
Amendment of bylaws
  -- by a majority of directors.............................  No          Yes
  -- by a majority of the voting power......................  Yes         Yes
Shareholder removal of directors
  -- Removal for cause......................................  Yes         Yes
  -- Removal without cause..................................  No          Yes
Shareholder action without a meeting
  -- by written consent of holders of a majority of the
     voting power...........................................  No          Yes
  -- only by written consent of all shareholders............  Yes         No
  Rights plan, or "poison pill".............................  No          Yes

                                                              AMERILINK   TANDY
                                                              ---------   -----
Control share acquisition law...............................  Yes         No
Law restricting business combinations with interested
  shareholders..............................................  Yes         Yes
Dissenters' rights available for merger.....................  Yes         No

---------------

* Except in the limited circumstances discussed below, where approval of 75% of the voting power is required.

PUBLIC MARKETS FOR THE SHARES

     Tandy common shares are listed and quoted on the New York Stock Exchange, and AmeriLink common shares are quoted on the Nasdaq National Market. After the merger, Tandy common shares will continue to be listed and quoted on the New York Stock Exchange.

AMENDMENT OF CHARTER DOCUMENTS

     Unless the certificate of incorporation otherwise provides, Delaware law requires approval by holders of a majority of the voting power of a corporation to amend a corporation's certificate of incorporation. Tandy's certificate of incorporation does not override the majority vote requirement. To amend an Ohio corporation's articles of incorporation, Ohio law requires the approval of shareholders holding two-thirds of the voting power of the corporation or, in cases in which class voting is required, of shareholders holding two-thirds of the voting power of each class, unless otherwise specified in the corporation's articles of incorporation. AmeriLink's articles of incorporation reduce the two-thirds vote requirement to a majority vote requirement, except that the affirmative vote of the holders of not less than 75% of the shares is required to amend provisions of AmeriLink's articles of incorporation regarding the elimination of cumulative voting, interested shareholder transactions and amendments to the 75% supermajority vote provision described below under "Amendment and repeal of bylaws and code of regulations".

AMENDMENT AND REPEAL OF BYLAWS AND CODE OF REGULATIONS

     Delaware law provides that holders of a majority of the voting power of a corporation, and, when provided in the certificate of incorporation, the directors of the corporation, have the power to adopt, amend and repeal the bylaws of the corporation. Tandy's certificate of incorporation grants the directors of Tandy this power.

     Ohio law provides that only shareholders of a corporation have the power to amend and repeal a corporation's code of regulations, or bylaws. AmeriLink's code of regulations require that these amendments be approved by the affirmative vote of the holders of a majority of the voting power entitled to vote on this matter at an annual or special meeting called for this purpose or without a meeting by the written consent of holders of two-thirds of the voting power, except that the affirmative vote of the holders of not less than 75% of the shares having voting power is required to amend, change, or alter provisions of AmeriLink's code of regulations if the amendment, change or alteration is not approved by at least three-fourths of the directors.

NUMBER OF DIRECTORS

     Delaware law permits the certificate of incorporation or bylaws to contain provision regarding the number of directors. The bylaws of Tandy specifies that Tandy shall have a minimum of three and a maximum of fourteen directors. The exact number of directors within this range is fixed by a majority vote of the directors.

     AmeriLink's code of regulations specifies that AmeriLink shall have no fewer than three and no more than fifteen directors. The number of directors may be fixed or changed either by the board of directors acting by a majority vote or the shareholders of AmeriLink acting by an affirmative vote of the holders of 75% of the shares.

REMOVAL OF DIRECTORS

     Delaware law provides that directors may be removed from office with or without cause by the holders of a majority of the voting power of all outstanding voting shares of a corporation, unless the corporation has a classified board or its governing documents provide otherwise. Tandy's certificate of incorporation does not provide otherwise.

     Ohio law provides that if the shareholders do not have the right to cumulate their votes when voting for directors, then unless the articles or code of regulations expressly provide that no director may be removed or that removal of directors requires a greater vote, directors may be removed, with or without cause, by the affirmative vote of the holders of a majority of the voting power of a corporation. AmeriLink's shareholders do not have the right to cumulate their votes when voting for directors. See "Cumulative voting" below. AmeriLink's code of regulations provide that a director may be removed by the affirmative vote of holders of at least 75% of the AmeriLink common shares, but only for cause. In addition, AmeriLink's code of regulations provide that cause will be construed to exist only if the director whose removal is proposed (1) has been convicted of a felony and such conviction is no longer subject to direct appeal, or (2) has been adjudged liable for negligence or misconduct in the performance of his duty to AmeriLink in a matter of substantial importance to AmeriLink and such adjudication is no longer subject to direct appeal.

VACANCIES ON THE BOARD

     Delaware law provides that vacancies and newly created directorships resulting from a resignation or any increase in the authorized number of directors elected by all of the shareholders having the right to vote as a single class may be filled by a majority of the directors then in office, unless the governing documents of a corporation provide otherwise. Tandy's certificate of incorporation provides that vacancies and newly created directorships may be filled by a majority of directors then in office or by the shareholders at any meeting.

     Ohio law provides that vacancies on a corporation's board of directors may be filled by a majority of the remaining directors of the corporation unless the governing documents of the corporation provide otherwise. AmeriLink's code of regulations provide that vacancies on AmeriLink's board of directors may be filled by AmeriLink's board of directors, except in cases where a director is removed as provided by law and his successor is elected by the shareholders.

RIGHT TO CALL SPECIAL MEETINGS OF SHAREHOLDERS

     Delaware law permits special meetings of shareholders to be called by a board of directors and other specified persons, including shareholders, as the certificate of incorporation or bylaws may provide. Delaware law does not require that shareholders be given the right to call special meetings. Tandy's bylaws provide that special meetings may be called by the chairman of Tandy's board of directors or president of Tandy and must be called by the secretary if requested in writing by a majority of the board of directors.

     Ohio law provides that the following persons may call special meetings of shareholders: (1) holders of at least 25% of the outstanding shares of a corporation, unless the corporation's code of regulations specifies another percentage not greater than 50%; (2) the directors by action at a meeting or a majority of the directors acting without a meeting; (3) the chairman of the board; (4) the president; or (5) in case of the president's absence, death or disability, the vice president authorized to exercise the authority of the president. AmeriLink's code of regulations expressly provide that special meetings of AmeriLink's shareholders may be called by the president, the vice president, a majority of directors acting with or without a meeting or the holders of at least 50% of the outstanding AmeriLink shares.

SHAREHOLDER ACTION WITHOUT A MEETING

     Delaware law provides that any action that may be taken at a meeting of shareholders may be taken without a meeting, without prior notice and without a vote, if the holders of common shares having not less than the minimum number of votes otherwise required to approve the action at a meeting of shareholders consent in writing, unless otherwise provided by a corporation's certificate of incorporation. Tandy's certificate of incorporation does not provide otherwise.

     Ohio law provides that any action that may be taken by shareholders of a corporation at a meeting of shareholders may be taken without a meeting with the unanimous written consent of all shareholders entitled to vote at such meeting.

CLASS VOTING

     Delaware law requires voting by separate classes only on amendments to a corporation's certificate of incorporation if (1) required by the certificate of incorporation or (2) the amendments would adversely affect the holders of those classes or increase or decrease the aggregate number of authorized shares or the par value of the shares of any of those classes.

     Ohio law provides that holders of a particular class of shares are entitled to vote as a separate class if the rights of that class are affected in certain respects by mergers, consolidations or amendments to the articles of incorporation.

CUMULATIVE VOTING

     Cumulative voting is a type of voting structure that promotes board representation of shareholders who do not own a majority of the outstanding shares by allowing a shareholder to combine an increased number of votes for a single nominee for director or distribute his or her votes equally among all of the director nominees. Delaware law provides that shareholders of a corporation do not have the right to cumulate their votes in the election of directors unless this right is granted in the certificate of incorporation of the corporation. Tandy's certificate of incorporation does not grant cumulative voting rights.

     Ohio law provides that each shareholder of a corporation has the right to vote cumulatively in the election of directors if certain notice requirements are satisfied, unless the articles of incorporation of the corporation are amended to eliminate cumulative voting for directors following their initial filing with the Ohio Secretary of State. AmeriLink's articles of incorporation have been amended to eliminate any cumulative voting of AmeriLink's shareholders.

PROVISIONS AFFECTING BUSINESS COMBINATIONS AND CONTROL SHARE ACQUISITIONS

  Business combinations with interested shareholders

     Section 203 of the Delaware General Corporation Law provides generally that any person who acquires 15% or more of a corporation's voting shares (a so-called "interested shareholder") may not engage in a wide range of "business combinations" with the corporation for a period of three years following the date the person became an interested shareholder, unless:

     - the board of directors of the corporation approved either the business combination or the transaction that resulted in the person becoming an interested shareholder before the person became an interested shareholder;

     - upon completion of the transaction that caused the person to become an interested shareholder, the person owns at least 85% of the corporation's voting shares outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers and shares owned by employee stock plans in which participants do not have the right to determine confidentially whether shares will be tendered in a tender or exchange offer; or

     - the business combination is approved by the board of directors and authorized by the affirmative vote of at least two-thirds of the outstanding voting shares not owned by the interested shareholder.

     These restrictions on interested shareholders do not apply under certain circumstances, including the following:

     - if the corporation's original certificate of incorporation contains a provision expressly electing not to be governed by Section 203; or

     - if the corporation, by action of its shareholders, adopts an amendment to its bylaws or certificate of incorporation expressly electing not to be governed by Section 203, in which case the amendment will be effective 12 months later. Neither Tandy's certificate of incorporation nor Tandy's bylaws contain a provision electing not to be governed by Section 203.

     Like Section 203 of the Delaware General Corporation Law, Chapter 1704 of the Ohio Revised Code prohibits an interested shareholder from engaging in a wide range of business combinations with an issuing public corporation similar to those prohibited by Section 203 of the Delaware law. An "issuing public corporation" is defined in the Ohio law as an Ohio corporation with 50 or more shareholders that has its principal place of business, principal executive offices, or substantial assets within the state of Ohio, and as to which no close corporation agreement exists. AmeriLink is an issuing public corporation.

     Chapter 1704 restrictions do not apply under certain circumstances, including the following:

     - if directors of the corporation have approved the transactions or the interested shareholder's acquisition of shares of the corporation prior to the date the interested shareholder became an interested shareholder; and

     - if a corporation, by action of its shareholders holding at least two-thirds of the voting power of the corporation, adopts an amendment to its articles of incorporation specifying that Chapter 1704 does not apply to the corporation. No such amendment has been adopted by AmeriLink.

     Examples of transactions regulated by Chapter 1704 include the disposition of assets, mergers, consolidations, voluntary dissolutions and the transfer of shares. After the three-year period, a transaction regulated by Chapter 1704 may take place if specified conditions are met, including:

     - the board of directors approves the transaction;

     - the transaction is approved by the holders of shares with at least two-thirds of the voting power of the corporation, or a different proportion set forth in the articles of incorporation, including at least a majority of the outstanding shares not controlled by the interested shareholder; or

     - the business combination results in shareholders other than the interested shareholder receiving a fair price for their shares as determined under Section 1704.03(A)(4) of the Ohio Revised Code.

     Although Chapter 1704 of the Ohio law is similar to Section 203 of the Delaware General Corporation Law in some respects, there are significant differences. Chapter 1704 provisions are triggered by the acquisition of 10% of the voting power of an Ohio corporation rather than 15%. If before the acquisition of shares by which a person becomes an interested shareholder, the board of directors of the corporation approves the transaction by which the person would become an interested shareholder, then Chapter 1704's prohibition does not apply. The prohibition imposed by Chapter 1704 continues indefinitely after the initial three-year period unless the transaction in question is approved by the necessary vote of the shareholders other than the interested shareholder or satisfies statutory conditions relating to the fairness of consideration received by shareholders. Chapter 1704 does not provide any exemption for an interested shareholder who acquires a significant percentage of shares in the transaction which resulted in the shareholder becoming an "interested shareholder" as does Section 203. Chapter 1704's definition of "beneficial owner" of shares is essentially similar to that of Section 203 except that Chapter 1704 does not expressly exclude from the definition of beneficial owner a person who has the right to vote shares under an agreement that arises solely from a revocable proxy.

  Control share acquisitions

     Section 1701.831 of the Ohio Revised Code, known as the "Control Share Acquisition Act," provides that specified notice and informational filings and special shareholder meetings and voting procedures must occur before consummation of a proposed "control share acquisition." "Control share acquisition" is defined as any acquisition of target corporation's shares that would entitle the acquirer to exercise or direct the voting power of the target corporation in the election of directors within any of the following ranges:

     - one-fifth or more but less than one-third of the voting power;

     - one-third or more but less than a majority of the voting power; or

     - a majority or more of the voting power.

     If the notice and information filing requirements prescribed by the law are complied with, then the proposed control share acquisition may take place only if the acquisition is approved by both a majority of the voting power of the target corporation represented at the meeting and a majority of the voting power remaining after excluding the combined voting power of the intended acquirer, directors of the target corporation who are also employees and officers of the target corporation, and persons that acquire specified amounts of shares after the public disclosure of the proposed control share acquisition. The Control Share Acquisition Act applies to a corporation unless its articles of incorporation or code of regulations contain a provision that states that the Control Share Acquisition Act does not apply. AmeriLink's articles of incorporation and code of regulations do not contain such a provision; therefore, the Control Share Acquisition Act applies to AmeriLink.

     The Delaware law contains no provisions comparable to Section 1701.831.

MERGERS, ACQUISITIONS, SHARE PURCHASES AND CERTAIN OTHER TRANSACTIONS

     Delaware law requires approval of mergers, consolidations and dispositions of all or substantially all of a corporation's assets, other than so-called "parent-subsidiary" mergers, by a majority of the voting power of the corporation, unless the corporation's certificate of incorporation specifies a different percentage. Tandy's certificate of incorporation does not specify a different percentage. Delaware law does not require shareholder approval for majority share acquisitions or for combinations involving the issuance of less than 20% of the voting power of the corporation, except for business combinations subject to Section 203 of the Delaware General Corporation Law.

     Ohio law generally requires approval of mergers, dissolutions, dispositions of all or substantially all of a corporation's assets, and majority share acquisitions and combinations involving issuance of shares representing one-sixth or more of the voting power of the corporation immediately after the consummation of the transaction, other than so-called "parent-subsidiary" mergers, by two-thirds of the voting power of a corporation, unless the articles of incorporation specify a different proportion but not less than a majority. AmeriLink's articles of incorporation have reduced this two-thirds approval requirement to a majority of the voting power of AmeriLink.

     Section 1701.59 of the Ohio Revised Code permits a director of a corporation, in determining what that director reasonably believes to be in the best interests of the corporation, to consider any of the following in addition to the interests of the corporation's shareholders:

     - the interests of the corporation's employees, suppliers, creditors, and customers;

     - the economy of the state and nation;

     - community and societal considerations; and

     - the long-term as well as short-term interests of the corporation and the corporation's shareholders, including the possibility that these interests may be best served by the continued independence of the corporation. Delaware law contains no comparable provision.

RIGHTS OF DISSENTING SHAREHOLDERS

     Delaware law provides that appraisal rights are available to dissenting shareholders in connection with specified mergers or consolidations. However, unless the corporation's certificate of incorporation otherwise provides, Delaware law does not provide for appraisal rights:

     - if the shares of the corporation are listed on a national securities exchange or designated as a national market systems security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 shareholders, as long as the shareholders receive in the merger shares of the surviving corporation or of any other corporation that are listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 shareholders, or

     - if the corporation is the surviving corporation and no vote of its shareholders is required for the merger.

     Tandy's certificate of incorporation does not provide otherwise. Delaware law does not provide appraisal rights to shareholders who dissent from the sale of all or substantially all of a corporation's assets or an amendment to a corporation's certificate of incorporation, although a corporation's certificate of incorporation may provide appraisal rights in these situations. Tandy's certificate of incorporation does not provide appraisal rights in these situations.

     Under Ohio law, dissenting shareholders are entitled to appraisal rights in connection with the lease, sale, exchange, transfer or other disposition of all or substantially all of the assets of a corporation and in connection with specified amendments to a corporation's articles of incorporation. Shareholders of an Ohio corporation being merged into or consolidated with another corporation are also entitled to appraisal rights. In addition, shareholders of an acquiring corporation are entitled to appraisal rights in any merger, combination or "majority share acquisition" in which shareholders of that corporation are entitled to voting rights. Ohio law gives shareholders of an acquiring corporation voting rights if the acquisition involves the transfer of shares of the acquiring corporation to shareholders who can exercise one-sixth or more of the voting power of the acquiring corporation immediately after the consummation of the transaction.

     Delaware law provides, among other procedural requirements, that a shareholder's written demand for appraisal of shares must be received before the taking of the vote on the matter giving rise to appraisal rights.

     Ohio law provides that a shareholder's written demand must be delivered to the corporation not later than ten days after the taking of the vote on the matter giving rise to appraisal rights.

DIVIDENDS

     Both Delaware and Ohio law provide that dividends may be paid in cash, property or shares of a corporation's capital shares. Delaware law provides that a corporation may pay dividends out of any surplus, which is defined as the net assets of the corporation less the par value of the outstanding stock. If the corporation has no surplus, it may pay dividends out of any net profits earned during the fiscal year in which the dividend was declared or earned during the preceding fiscal year so long as the dividend payment will not reduce capital below the amount of capital represented by all classes of shares having a preference upon the distribution of assets, such as preferred stock.

     Ohio law provides that a corporation may pay dividends out of surplus and must notify its shareholders if a dividend is paid out of capital surplus.

PREEMPTIVE RIGHTS OF SHAREHOLDERS

     Delaware law provides that no shareholder has any preemptive rights to purchase additional securities of a corporation unless the corporation's certificate of incorporation expressly grants these rights. Tandy's certificate of incorporation does not grant preemptive rights to its shareholders.

     Ohio law provides that, subject to specified limitations and conditions, a corporation's shareholders have preemptive rights to purchase additional securities of the corporation unless the corporation's articles of incorporation provide otherwise. AmeriLink's articles of incorporation expressly eliminate any preemptive rights.

DIRECTOR LIABILITY AND INDEMNIFICATION

     Delaware law allows a corporation to include in its certificate of incorporation a provision eliminating the liability of a director for monetary damages for a breach of a director's fiduciary duties as a director, except liability

     - for any breach of the director's duty of loyalty to Tandy or Tandy's shareholders,

     - for acts or omissions not in good faith or that involve intentional misconduct or knowing violation of law,

     - under Section 174 of Delaware law, which deals generally with unlawful payments of dividends, share repurchases and redemptions, and

     - for any transaction from which the director derived an improper personal benefit.

     Tandy's certificate of incorporation contains this type of provision.

     Ohio law has no comparable provision limiting the liability of officers, employees or agents of a corporation, and AmeriLink's articles of incorporation do not contain this type of provision. However, under Ohio law, a director is not liable for monetary damages unless it is proved by clear and convincing evidence that the director's action or failure to act was undertaken with deliberate intent to cause injury to the corporation or with reckless disregard for the best interests of the corporation.

     Delaware law permits a Delaware corporation to indemnify directors, officers, employees and agents under certain circumstances and mandates indemnification under certain circumstances. Delaware law permits a corporation to indemnify an officer, director, employee or agent for fines, judgments, or settlements, as well as for expenses in the context of actions other than derivative actions, if that person acted in good faith and in a manner that person reasonably believed to be in or not opposed to the best interests of the corporation or, in the case of a criminal proceeding, if that person had no reasonable cause to believe that the person's conduct was unlawful. Indemnification against expenses incurred by a director, officer, employee or agent in connection with a proceeding against that person for actions in their capacities as such is mandatory to the extent that the person has been successful on the merits. If a director, officer, employee or agent is determined to be liable to the corporation, indemnification for expenses is not allowed, subject to limited exceptions when a court deems the award of expenses appropriate. Tandy's bylaws provide for indemnification by Tandy to the fullest extent expressly permitted by the Delaware law of any person made or threatened to be made a party to any action, suit, or proceeding by reason of the fact that the person is or was a director, officer, employee or agent of Tandy or of any other corporation for which the person was serving as a director, officer, employee, or agent at the request of Tandy. Delaware law grants express power to a Delaware corporation to purchase liability insurance for its directors, officers, employees and agents, regardless of whether any of these persons is otherwise eligible for indemnification by the corporation. Advancement of expenses is permitted, but a person receiving advances must repay them if it is ultimately determined that he is not entitled to indemnification.

     Ohio law provides that a corporation may indemnify directors, officers, employees and agents within prescribed limits and must indemnify them under certain circumstances. Ohio law does not authorize payment by a corporation of judgments against a director, officer, employee or agent after a finding of negligence or misconduct in a derivative suit absent a court order. Indemnification is required, however, to the extent such person succeeds on the merits. In all other cases, if it is determined that a director, officer, employee, or agent acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, indemnification is within the discretion of the board of directors, except as otherwise provided by a corporation's articles of incorporation or code of regulations, or by contract, except concerning the advancement of expenses to directors as discussed in the next paragraph. The statutory right to indemnification is not exclusive in Ohio, and Ohio corporations may purchase insurance to indemnify these persons.

     Ohio law provides that a director, but not an officer, employee, or agent, is entitled to mandatory advancement of expenses, including attorneys' fees, incurred in defending any action, including derivative actions, brought against the director, so long as the director agrees to cooperate with the corporation concerning the matter and to repay the amount advanced if it is proved by clear and convincing evidence that the director's action or failure to act was done with deliberate intent to cause injury to the corporation or with reckless disregard for the corporation's best interests.

     AmeriLink's code of regulations provide for indemnification by AmeriLink of any person made or threatened to be made a party to any action, suit, or proceeding because the person is or was a director or officer of AmeriLink served at the request of AmeriLink as a director, officer or trustee of another corporation, joint venture, or other enterprise. See also "The
Merger -- Interests of AmeriLink management shareholders in the merger."

RIGHTS PLAN, OR "POISON PILL"

     Tandy's board of directors adopted in 1986 a shareholder rights plan, or "poison pill," and at the time it adopted the shareholder rights plan declared a dividend distribution of one right for each outstanding Tandy common share. Each right, as amended, when exercisable, entitles the holder to purchase from Tandy one one-thousandth of a Series A Junior Participating Preferred Share at a purchase price that significantly exceeds the current per share market price of the Tandy common shares.

     The rights are represented by and traded with Tandy common shares, including Tandy common shares issued after the date the plan was adopted. There are no separate certificates or markets for the rights. The rights are not exercisable and do not trade separately from Tandy common shares unless one or both of the following conditions are met: a public announcement that a person, entity or group has acquired 15% or more of the outstanding Tandy common shares without the prior approval of the disinterested directors or ten days after the commencement or public announcement of a tender or exchange offer for 15% or more the outstanding Tandy common shares.

     Under specified circumstances, the rights entitle the holders to buy Tandy common shares at a 50% discount. If a person, entity or group acquires 15% or more of the outstanding Tandy common shares, each right holder will have, for a period of 60 days, the option to buy for the purchase price Tandy common shares having a value equal to two times the purchase price of the right.

     Under specified circumstances, the rights entitle the holders to buy the acquiror's common shares at a 50% discount. If at any time after a person, entity or group acquired 15% or more of the outstanding Tandy common shares, (1) Tandy consolidates with, or merges into, such person, entity or group, or any other entity if all holders of the Tandy common shares are not treated alike in the transaction, (2) the person, entity or group that acquired 15% or more of the outstanding Tandy common shares or any other entity if all holders of Tandy common shares are not treated alike in the transaction consolidates with, or merges into Tandy or (3) Tandy sells or otherwise transfers to such person, entity or group that acquired 15% or more of the outstanding Tandy common shares or to any other entity 50% or more of its assets or earning power, each right holder will have the option to buy for the purchase price shares of the acquiring company having a value equal to two times the purchase price of the right.

     Tandy may redeem the rights for a minimal amount per right at any time until the first public announcement of the acquisition of beneficial ownership of 15% of the outstanding Tandy common shares or the expiration of the rights 10 years after the date the shareholder rights plan was adopted. The rights cannot be redeemed or the rights plan amended for 180 days after a change in the majority of the members of Tandy's board of directors or if specified agreements are entered into during such 180-day period.

     The rights are designed to protect shareholders of Tandy in the event of unsolicited offers or attempts to acquire Tandy, including offers that do not treat all of Tandy's shareholders equally, acquisitions in the open market of shares constituting control without offering fair value to all of Tandy's shareholders, and other coercive or unfair takeover tactics that could impair Tandy's board of directors' ability to represent Tandy's shareholders' interests fully.

     AmeriLink has not adopted a shareholder rights plan.

                                    EXPERTS

     The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K of Tandy Corporation for the year ended December 31, 1998 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in auditing and accounting.

     Ernst & Young LLP, independent auditors, have audited the consolidated financial statements of AmeriLink Corporation included in its Annual Report on Form 10-K for the year ended March 28, 1999, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. The consolidated financial statements of AmeriLink Corporation are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                                 LEGAL MATTERS

     Haynes and Boone, LLP, Dallas, Texas will render a legal opinion to Tandy that the Tandy common shares issued in the merger are validly issued under Delaware law. Squire, Sanders & Dempsey L.L.P., Columbus, Ohio will render a legal opinion to Tandy and AmeriLink regarding the U.S. federal income tax consequences of the merger.

                                    ANNEXES

Annex A   Agreement and Plan of Reorganization (called the "merger
          agreement" in the proxy statement/prospectus)
Annex B   Form of Voting Agreement
Annex C   Target Option Agreement (called the "option agreement" in
          the proxy statement/prospectus)
Annex D   Opinion of J.C. Bradford & Co., LLC
Annex E   Section 1701.85 of the Ohio Revised Code, which governs
          dissenters' rights in connection with the merger

                                    ANNEX A

                      AGREEMENT AND PLAN OF REORGANIZATION

                                  BY AND AMONG

                               TANDY CORPORATION,

                                   LWT, INC.

                                      AND

                             AMERILINK CORPORATION

                            DATED AS OF MAY 20, 1999

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
ARTICLE I     THE MERGER..................................................   A-1
  1.1         The Merger..................................................   A-1
  1.2         Closing; Effective Time.....................................   A-1
  1.3         Effect of the Merger........................................   A-2
  1.4         Articles of Incorporation; Bylaws...........................   A-2
  1.5         Directors and Officers......................................   A-2
  1.6         Conversion of Target Common Shares..........................   A-2
  1.7         Target Stock Option Plans...................................   A-3
  1.8         Capital Stock of Merger Sub.................................   A-3
  1.9         Adjustments to Merger Consideration.........................   A-3
  1.10        Fractional Shares...........................................   A-3
  1.11        Cancellation of Target Common Shares Owned by Acquiror or
              Target......................................................   A-4
  1.12        Surrender of Certificates...................................   A-4
  1.13        No Further Ownership Rights in Target Common Shares.........   A-5
  1.14        Dissenting Shares...........................................   A-6
  1.15        Lost, Stolen or Destroyed Certificates......................   A-6
  1.16        Tax Consequences............................................   A-6
  1.17        Taking of Necessary Action; Further Action..................   A-6
ARTICLE II    REPRESENTATIONS AND WARRANTIES OF TARGET....................   A-6
  2.1         Organization, Standing and Power............................   A-7
  2.2         Capital Structure...........................................   A-8
  2.3         Authority...................................................   A-8
  2.4         SEC Documents; Financial Statements.........................   A-9
  2.5         Absence of Certain Changes..................................  A-10
  2.6         Absence of Undisclosed Liabilities..........................  A-10
  2.7         Litigation..................................................  A-10
  2.8         Restrictions on Business Activities.........................  A-11
  2.9         Governmental Authorization..................................  A-11
  2.10        Title to Property...........................................  A-11
  2.11        Intellectual Property.......................................  A-11
  2.12        Environmental Matters.......................................  A-12
  2.13        Taxes.......................................................  A-13
  2.14        Employee Benefit Plans......................................  A-14
  2.15        Certain Agreements Affected by the Merger...................  A-16
  2.16        Employee Matters............................................  A-16
  2.17        Interested Party Transactions...............................  A-17
  2.18        Insurance...................................................  A-17
  2.19        Compliance With Laws........................................  A-17
  2.20        Minute Books................................................  A-17
  2.21        Complete Copies of Materials................................  A-17
  2.22        Brokers' and Finders' Fees..................................  A-17
  2.23        Registration Statement; Proxy Statement/Prospectus..........  A-18
  2.24        Opinion of Financial Advisor................................  A-18
  2.25        Vote Required...............................................  A-18
  2.26        Board Approval..............................................  A-18
  2.27        Section 1704 of Ohio Law and Control Share Acquisition
              Statute Not
              Applicable..................................................  A-18
  2.28        Inventory; Work in Process..................................  A-18
  2.29        Accounts Receivable.........................................  A-19

                                                                            PAGE
                                                                            ----
  2.30        Customers and Suppliers.....................................  A-19
  2.31        Earn-out Payments...........................................  A-19
  2.32        Agreements..................................................  A-19
  2.33        No Knowledge of General Adverse Events......................  A-19
  2.34        Warranties..................................................  A-20
  2.35        Certain Acts................................................  A-20
  2.36        Representations Complete....................................  A-20
ARTICLE III   REPRESENTATIONS AND WARRANTIES OF ACQUIROR AND MERGER SUB...  A-20
  3.1         Organization, Standing and Power............................  A-20
  3.2         Capital Structure...........................................  A-20
  3.3         Authority...................................................  A-21
  3.4         SEC Documents; Financial Statements.........................  A-21
  3.5         Litigation..................................................  A-22
  3.6         Broker's and Finders' Fees..................................  A-22
  3.7         Registration Statement; Proxy Statement/Prospectus..........  A-22
  3.8         Board Approval..............................................  A-22
  3.9         Representations Complete....................................  A-22
ARTICLE IV    CONDUCT PRIOR TO THE EFFECTIVE TIME.........................  A-23
  4.1         Conduct of Business of Target...............................  A-23
  4.2         No Solicitation.............................................  A-25
ARTICLE V     ADDITIONAL AGREEMENTS.......................................  A-26
  5.1         Proxy Statement/Prospectus; Registration Statement..........  A-26
  5.2         Meeting of Shareholders.....................................  A-27
  5.3         Access to Information.......................................  A-27
  5.4         Confidentiality.............................................  A-27
  5.5         Public Disclosure...........................................  A-28
  5.6         Consents; Cooperation.......................................  A-28
  5.7         Legal Requirements..........................................  A-29
  5.8         Blue Sky Laws...............................................  A-29
  5.9         Employee Benefit Plans......................................  A-29
  5.10        Letter of Acquiror's and Target's Accountants...............  A-30
  5.11        Target Option Agreement.....................................  A-30
  5.12        Listing of Additional Shares................................  A-30
  5.13        Stock Quotation.............................................  A-31
  5.14        Indemnification of Directors and Officers...................  A-31
  5.15        Best Efforts and Further Assurances.........................  A-32
  5.16        Form S-8; Reservation of Shares.............................  A-32
  5.17        Tax-Free Status.............................................  A-32
ARTICLE VI    CONDITIONS TO THE MERGER....................................  A-32
  6.1         Conditions to Obligations of Each Party to Effect the
              Merger......................................................  A-32
  6.2         Additional Conditions to Obligations of Target..............  A-33
  6.3         Additional Conditions to the Obligations of Acquiror and
              Merger Sub..................................................  A-33
ARTICLE VII   TERMINATION, AMENDMENT AND WAIVER...........................  A-35
  7.1         Termination.................................................  A-35
  7.2         Effect of Termination.......................................  A-35
  7.3         Expenses and Termination Fees...............................  A-36
  7.4         Amendment...................................................  A-37
  7.5         Extension; Waiver...........................................  A-37

                                                                            PAGE
                                                                            ----
ARTICLE VIII  GENERAL PROVISIONS..........................................  A-38
  8.1         Survival at Effective Time..................................  A-38
  8.2         Notices.....................................................  A-38
  8.3         Interpretation..............................................  A-38
  8.4         Counterparts................................................  A-39
  8.5         Entire Agreement; Nonassignability; Parties in Interest.....  A-39
  8.6         Severability................................................  A-39
  8.7         Remedies Cumulative.........................................  A-39
  8.8         Governing Law...............................................  A-39
  8.9         Rules of Construction.......................................  A-39

                                    EXHIBITS

EXHIBIT A -- TARGET OPTION AGREEMENT

EXHIBIT B -- FORM OF VOTING AGREEMENT

EXHIBIT C -- CERTIFICATE OF MERGER

EXHIBIT D -- FORM OF FIRPTA NOTIFICATION LETTER

                               DEFINED TERMS LIST

                                                              PAGE
                                                              ----
Acquiror....................................................   A-1
Acquiror Common Stock.......................................   A-2
Acquiror Disclosure Schedules...............................  A-20
Acquiror Financial Statements...............................  A-22
Acquiror SEC Documents......................................  A-21
Agreement...................................................   A-1
Antitrust Laws..............................................  A-28
Articles of Incorporation...................................   A-7
Bylaws......................................................   A-7
Cash Consideration..........................................   A-2
Cash Conversion Feature.....................................   A-2
Cash Trigger Price..........................................   A-3
Certificate of Merger.......................................   A-1
Certificates................................................   A-3
Closing.....................................................   A-1
Closing Date................................................   A-1
Code........................................................   A-1
Confidentiality Provisions..................................  A-27
Contracts...................................................   A-9
Delaware Law................................................   A-1
Dissenting Shares...........................................   A-6
Effective Time..............................................   A-1
Environmental and Safety Laws...............................  A-12
ERISA.......................................................  A-14
ERISA Affiliate.............................................  A-15
Exchange Act................................................   A-9
Exchange Agent..............................................   A-4
Exchange Fund...............................................   A-4
Exchange Ratio..............................................   A-2
Five-day Average Closing Price..............................   A-3
GAAP........................................................  A-10
Governmental Entity.........................................   A-9
Hazardous Materials.........................................  A-12
HSR.........................................................   A-9
Indemnified Parties.........................................  A-31
Intellectual Property.......................................  A-11
Knowledge of Target.........................................   A-7
Liens.......................................................   A-8
Material Adverse Effect.....................................   A-6
Merger......................................................   A-1
Merger Consideration........................................   A-3
Merger Sub..................................................   A-1
Merger Sub Common Stock.....................................   A-3
NASD........................................................   A-9
NYSE........................................................  A-21
Ohio Law....................................................   A-1
Order.......................................................  A-28
person......................................................  A-38
Property....................................................  A-13

                                                              PAGE
                                                              ----
Proxy Statement.............................................  A-18
Proxy Statement/Prospectus..................................  A-26
Quarterly Financial Statements..............................  A-34
Registration Statement......................................  A-18
SEC.........................................................   A-9
SEC Transaction Filings.....................................  A-26
Securities Act..............................................   A-9
Stock Consideration.........................................   A-2
Subsidiary..................................................   A-7
Superior Proposal...........................................  A-26
Surviving Corporation.......................................   A-1
Takeover Proposal...........................................  A-37
Target......................................................   A-1
Target Authorizations.......................................  A-11
Target Balance Sheet Date...................................  A-10
Target Balance Sheet........................................   A-9
Target Common Shares........................................   A-2
Target Disclosure Schedules.................................   A-7
Target Employee Plans.......................................  A-15
Target Financial Statements.................................   A-9
Target Option Agreement.....................................   A-1
Target Preferred Shares.....................................   A-8
Target SEC Documents........................................   A-9
Target Shareholders Meeting.................................  A-18
Target Stock Option Plans...................................   A-3
Target Stock Value..........................................  A-30
Tax.........................................................  A-14
Tax Authority...............................................  A-14
Tax Return..................................................  A-14
Taxable.....................................................  A-14
Taxes.......................................................  A-14
Third Party Intellectual Property Rights....................  A-12
Trigger Event...............................................  A-37
Twenty-Day Average Closing Price............................   A-3
Voting Agreements...........................................   A-1
Year 2000 Compliant.........................................  A-12
Year 2000 Plan..............................................  A-12

                      AGREEMENT AND PLAN OF REORGANIZATION

     This AGREEMENT AND PLAN OF REORGANIZATION (the "Agreement") is made and entered into as of May 20, 1999, by and among Tandy Corporation, a Delaware corporation ("Acquiror"), LWT, Inc., a Delaware corporation and wholly owned subsidiary of Acquiror ("Merger Sub"), and AmeriLink Corporation, an Ohio corporation ("Target").

                                    RECITALS

     A. The respective Boards of Directors of Target, Acquiror and Merger Sub believe it is in the best interests of their respective companies and the stockholders of their respective companies that Target and Merger Sub combine into a single company through the statutory merger of Merger Sub with and into Target whereby Target will be the surviving corporation (the "Merger") and, in furtherance thereof, have approved the Merger.

     B. Target, Acquiror and Merger Sub desire to make certain representations and warranties and other agreements in connection with the Merger.

     C. The parties intend, by executing this Agreement, to adopt a plan of reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the "Code"), and to cause the Merger to qualify as a reorganization under the provisions of Sections 368(a)(1)(A) and 368(a)(2)(E) of the Code, unless the Cash Conversion Feature has been triggered as provided in
Section 1.6(c) (Conversion of Target Common Shares).

     D. Concurrent with the execution of this Agreement and as an inducement to Acquiror and Merger Sub to enter into this Agreement: (a) Target and Acquiror have entered into that certain Target Option Agreement dated the date hereof and attached hereto as Exhibit A (the "Target Option Agreement") granting Acquiror the right to purchase newly issued Target Common Shares, and (b) Acquiror and Larry R. Linhart, Robert E. Powelson and E. Len Gibson, as shareholders of Target, have entered into Voting Agreements dated the date hereof and in the form attached hereto as Exhibit B (collectively, the "Voting Agreements") providing for the agreement to vote the Target Common Shares owned by such shareholders to approve the Merger and against any competing proposals.

     NOW, THEREFORE, in consideration of the covenants and representations set forth herein, and for other good and valuable consideration, the parties agree as follows:

                                   ARTICLE I

                                   THE MERGER

     1.1 The Merger. At the Effective Time and subject to and upon the terms and conditions of this Agreement, the Certificate of Merger attached hereto as Exhibit C (the "Certificate of Merger") and the applicable provisions of the Delaware General Corporation Law ("Delaware Law") and Ohio General Corporation Law ("Ohio Law"), Merger Sub shall be merged with and into Target, the separate corporate existence of Merger Sub shall cease and Target shall continue as the surviving corporation. Target as the surviving corporation after the Merger is hereinafter sometimes referred to as the "Surviving Corporation."

     1.2 Closing; Effective Time. The closing of the transactions contemplated hereby (the "Closing") shall take place on a date as soon as practicable after the satisfaction or waiver of each of the conditions set forth in Article VI hereof or at such other date as the parties hereto agree (the "Closing Date"). The Closing shall take place at the offices of Haynes and Boone, LLP, 201 Main Street, Suite 2200, Fort Worth, Texas 76102, or at such other location as the parties hereto agree. In connection with the Closing, the parties hereto shall cause the Merger to be consummated by filing the Certificate of Merger with the Secretaries of State of the States of Delaware and Ohio and such other state authorities as required in accordance with the relevant provisions of Delaware Law and Ohio Law (the time of such filing being the "Effective Time").

     1.3 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of Delaware Law and Ohio Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of Target and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of Target and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

     1.4  Articles of Incorporation; Bylaws.

     (a) At the Effective Time, the Articles of Incorporation of Target, as in effect immediately prior to the Effective Time, shall be the articles of incorporation of the Surviving Corporation until thereafter amended as provided by Ohio Law and the Surviving Corporation's articles of incorporation.

     (b) The Bylaws of Target, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation until thereafter amended.

     1.5 Directors and Officers. At the Effective Time, the directors of Merger Sub shall be the initial directors of the Surviving Corporation, until their respective successors are duly elected or appointed and qualified. The officers of the Merger Sub shall be the initial officers of Surviving Corporation, until their respective successors are duly elected or appointed and qualified.

     1.6  Conversion of Target Common Shares.

     (a) If the Cash Conversion Feature has not been triggered as provided in
Section 1.6(c) below, then at the Effective Time, subject to Section 1.12(c) (Surrender of Certificates Exchange Procedures) hereof, each common share, without par value, of Target ("Target Common Shares") issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares and any Target Common Shares to be canceled pursuant to Section 1.11 (Cancellation of Target Common Shares Owned by Acquiror or Target)) shall be canceled and extinguished and be converted automatically into the right to receive that fraction of a share of common stock, par value $1.00 per share, of Acquiror ("Acquiror Common Stock"), equal to the Exchange Ratio, subject to adjustment only as provided in Section 1.9 (Adjustments to Merger Consideration). "Exchange Ratio" shall mean the quotient of (i) $15.60, divided by (ii) the average of the closing sale prices per share for Acquiror Common Stock as reported on the NYSE composite transactions reporting system during the five (5) consecutive trading-day period ending on the second trading day after the date of this Agreement, as it may be adjusted pursuant to Section 1.9 (Adjustments to Merger Consideration). The Acquiror Common Stock to be issued as provided in this
Section 1.6(a) and any cash delivered in lieu of fractional shares pursuant to
Section 1.10 (Fractional Shares) if the Cash Conversion Feature has not been triggered is referred to in this Agreement as the "Stock Consideration."

     (b) If the Cash Conversion Feature has been triggered as provided in
Section 1.6(c) below, then at the Effective Time, subject to Section 1.12(c) (Surrender of Certificates Exchange Procedures) hereof, each Target Common Share issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares and any Target Common Shares to be canceled pursuant to
Section 1.11 (Cancellation of Target Common Shares Owned by Acquiror or Target)) shall be canceled and extinguished and be converted automatically into the right to receive cash in an amount equal to $14.50 per share, subject to adjustment only as provided in Section 1.9 (Adjustments to Merger Consideration). The cash consideration to be paid as provided in this Section 1.6(b) if the Cash Conversion Feature has been triggered is referred to in this Agreement as the "Cash Consideration," and the payment of cash in lieu of Acquiror Common Stock as provided in this Section 1.6(b) is referred to in this Agreement as the "Cash Conversion Feature."

     (c) The Cash Conversion Feature shall be triggered if the Twenty-day Average Closing Price is equal to or less than the Cash Trigger Price. The Cash Conversion Feature shall not be triggered if the Twenty-Day Average Closing Price is greater than the Cash Trigger Price. If the Cash Conversion Feature is triggered, the shareholders of Target shall receive the Cash Consideration rather than the Stock Consideration.

     "Cash Trigger Price" shall mean the quotient of (i) $12.00, divided by (ii) the Exchange Ratio, as each may be adjusted to reflect fully the effect of any stock split, reverse split, stock dividend (including any dividend or distribution of securities convertible into Acquiror Common Stock or Target Common Shares), reorganization, recapitalization or other like change with respect to Acquiror Common Stock or Target Common Shares occurring after the date hereof and prior to the Closing Date.

     "Twenty-Day Average Closing Price" shall mean the average of the closing sale prices per share for Acquiror Common Stock as reported on the NYSE composite transactions reporting system during the twenty (20) consecutive trading-day period ending on the earlier of (i) the seventh day after the date of the Target Shareholders Meeting or (ii) the third day prior to the Closing Date.

     (d) On and after the Effective Time, holders of certificates (other than Acquiror and Target, any of their Subsidiaries and holders of Dissenting Shares) which immediately prior to the Effective Time represented outstanding Target Common Shares (the "Certificates") shall cease to have any rights as shareholders of Target, except the right to receive the consideration set forth in this Article I, as such consideration may be adjusted pursuant to the provisions of Section 1.9 (Adjustments to Merger Consideration), for each such share held by them. "Merger Consideration" shall mean the consideration the shareholders are entitled to receive as provided in this Article I.

     1.7  Target Stock Option Plans.

     (a) If the Cash Conversion Feature has not been triggered as provided in
Section 1.6(c) (Conversion of Target Common Shares), then at the Effective Time, all vested and unexercised options to purchase Target Common Shares then outstanding under the Target 1994 Stock Incentive Plan and option agreements between Target, on the one hand, and Larry R. Linhart and Joseph L. Govern, respectively, on the other hand not granted under the Target 1994 Stock Incentive Plan (the Target 1994 Stock Incentive Plan and such option agreements being referred to collectively as the "Target Stock Option Plans") shall be assumed by Acquiror in accordance with Section 5.9 (Employee Benefit Plans).

     (b) If the Cash Conversion Feature has been triggered as provided in
Section 1.6(c) (Conversion of Target Common Shares), then at the Effective Time, in accordance with the procedures set forth in Section 5.9(c) (Employee Benefit Plans), each outstanding and unexercised option to purchase Target Common Shares under the Target Stock Option Plans (other than those repurchased or to be repurchased pursuant to Section 5.9(d) (Employee Benefit Plans)) shall be canceled and extinguished and shall be converted automatically solely into the right of the holder of such option to receive for each share subject to such option $14.50 less the per share exercise price of such option.

     1.8 Capital Stock of Merger Sub. At the Effective Time, each share of common stock, $1.00 par value, of Merger Sub ("Merger Sub Common Stock") issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one common share, without par, of the Surviving Corporation and the Surviving Corporation shall be a wholly owned subsidiary of Acquiror. Each stock certificate of Merger Sub evidencing ownership of any such shares shall continue to evidence ownership of such shares of capital stock of the Surviving Corporation.

     1.9 Adjustments to Merger Consideration. The Merger Consideration shall be adjusted to reflect fully the effect of any stock split, reverse split, stock dividend (including any dividend or distribution of securities convertible into Acquiror Common Stock or Target Common Shares), reorganization, recapitalization or other like change with respect to Acquiror Common Stock or Target Common Shares occurring after the date hereof and prior to the Effective Time. Under no circumstances shall the Cash Consideration be adjusted as a result of changes in Acquiror Common Stock.

     1.10 Fractional Shares. No fraction of a share of Acquiror Common Stock will be issued, but in lieu thereof each holder of Target Common Shares who would otherwise be entitled to a fraction of a share of Acquiror Common Stock (after aggregating all fractional shares of Acquiror Common Stock to be received by such holder into as many whole shares as possible) shall receive from Acquiror an amount of cash (rounded to the nearest whole cent) equal to the product of (i) such fraction, multiplied by (ii) the Five-Day Average Closing Price. "Five-Day Average Closing Price" shall mean the average of the closing sale prices per share for Acquiror Common Stock as reported on the NYSE composite transactions reporting system, during the five (5) consecutive trading-day period during which the shares of Acquiror Common Stock are traded on the NYSE ending on the second trading day immediately prior to the Closing Date.

     1.11 Cancellation of Target Common Shares Owned by Acquiror or Target. At the Effective Time, all Target Common Shares that are owned by Target as treasury stock and each Target Common Share owned by Acquiror or any direct or indirect wholly owned subsidiary of Acquiror or of Target immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof.

     1.12  Surrender of Certificates.

     (a) Exchange Agent. Boston EquiServe, L.P., or such other bank or trust company selected by Acquiror and approved by Target, shall act as exchange agent (the "Exchange Agent") in the Merger.

     (b) Acquiror to Provide Common Stock and Cash. At the Effective Time, Acquiror shall deposit with the Exchange Agent, in trust for the holders of record of Target Common Shares at the Effective Time, certificates representing the aggregate number of shares of Acquiror Common Stock issuable pursuant to
Section 1.6 (Conversion of Target Common Shares) and sufficient cash to make all cash payments to be made pursuant to Section 1.10 (Fractional Shares), if the Cash Conversion Feature has not been triggered, and sufficient cash to make all cash payments to be made pursuant to Section 1.6 (Conversion of Target Common Shares), if the Cash Conversion Feature has been triggered. All deposits of cash and Acquiror Common Stock with the Exchange Agent pursuant to this Section 1.12, together with any earnings thereon and any dividends or distributions with respect to shares of Acquiror Common Stock as contemplated by Section 1.12(d) (Surrender of Certificates -- Distributions with Respect to Unexchanged Shares), are referred to as the "Exchange Fund." The cash in the Exchange Fund may be invested in short-term investment-grade debt instruments as directed by Acquiror and shall not be used for any purpose except as provided in this Agreement. Any risk of loss with respect to the Exchange Fund shall be borne by Acquiror.

     (c) Exchange Procedures. Promptly after the Effective Time, the Surviving Corporation shall cause to be mailed to each holder of record of a Certificate or Certificates which immediately prior to the Effective Time represented outstanding Target Common Shares, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon receipt of the Certificates by the Exchange Agent, and shall be in such form and have such other provisions as Acquiror may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing shares of Acquiror Common Stock and/or cash (including cash in lieu of any fractional shares), as the case may be. Upon surrender of a Certificate for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Acquiror, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other customary documents as may be reasonably required pursuant to such instructions, the holder of such Certificate (other than a holder of Dissenting Shares) shall be entitled to receive in exchange therefor the Merger Consideration to which such holder shall have become entitled to receive pursuant to Section 1.6 (Conversion of Target Common Shares) and Section 1.10 (Fractional Shares), and the Certificate so surrendered shall forthwith be canceled. No interest will be paid or accrued on any amount payable (including cash in lieu of any fractional shares) upon due surrender of the Certificates. Any interest or other income earned by the Exchange Fund shall be for the account of Acquiror. Subject to Ohio Law and the provisions of this Agreement, until so surrendered, each outstanding Certificate that, prior to the Effective Time, represented Target Common Shares will be deemed from and after the Effective Time, for all corporate purposes, to evidence the right to receive the Merger Consideration with respect to the Target Common Shares represented thereby. Any shares of Acquiror Common Stock issued in the Merger shall be issued as of and be deemed to be outstanding as of the Effective Time.

     (d) Distributions With Respect to Unexchanged Shares. No dividends or other distributions with a record date after the Effective Time with respect to any shares of Acquiror Common Stock that the shareholders of Target are entitled to receive under Section 1.6 (Conversion of Target Common Shares) will be paid to the holder of any unsurrendered Certificate with respect to the shares of Acquiror Common Stock represented thereby until the holder of record of such Certificate shall surrender such Certificate. Subject to applicable law, following surrender of any such Certificate, there shall be paid to the record holder of the certificates representing whole shares of Acquiror Common Stock issued in exchange therefor, without interest, at the time of such surrender, the amount of any such dividends or other distributions with a record date after the Effective Time theretofore payable (but for the provisions of this Section 1.12(d)) with respect to such shares of Acquiror Common Stock.

     (e) Transfers of Ownership. If any certificate for shares of Acquiror Common Stock is to be issued in a name other than that in which the Certificate surrendered in exchange therefor is registered, or any payment in lieu of fractional shares pursuant to Section 1.10 (Fractional Shares) hereof or in accordance with Section 1.6(b) (Conversion of Target Common Shares) hereof is to be paid other than to the registered holder of the Certificate so surrendered, it will be a condition of such issuance or payment that the Certificate so surrendered will be properly endorsed and otherwise in proper form for transfer and that the person requesting such exchange or payment will have paid to Acquiror or any agent designated by it any transfer or other taxes required by reason of the issuance of a certificate for shares of Acquiror Common Stock in any name other than that of the registered holder of the Certificate surrendered or payment to a person other than such registered holder, or shall have established to the satisfaction of Acquiror or any agent designated by it that such tax has been paid or is not payable.

     (f) Failure of Target Shareholders to Deliver Certificates. Any portion of the Exchange Fund which remains unclaimed by Target's shareholders for 45 days after the Effective Time shall be delivered to Acquiror, and Target's shareholders shall thereafter look only to Acquiror for payment of their claims for the Merger Consideration in respect of their Target Common Shares (including any cash in lieu of any fractional shares and any dividends or distributions with respect to Acquiror Common Stock as contemplated by Section 1.12(d) (Surrender of Certificates -- Distributions With Respect to Unexchanged Shares)). If any Certificates shall not have been surrendered prior to two years after the Effective Time (or immediately prior to such earlier date on which any payment in respect hereof would otherwise escheat or become the property of any governmental unit or agency), the payment in respect of such Certificates shall, to the extent permitted by applicable law, become the property of Acquiror, free and clear of all claims or interest of any person previously entitled thereto.

     (g) No Liability. Notwithstanding anything to the contrary in this Section 1.12, none of the Exchange Agent, the Surviving Corporation or any party hereto shall be liable to any person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

     (h) Tax Withholding. Acquiror or the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of a Certificate surrendered for the Merger Consideration (and any dividends or distributions with respect to Acquiror Common Stock as contemplated by Section 1.12(d) (Surrender of Certificates Distributions With Respect to Unexchanged Shares) hereof and cash in lieu of any fractional shares in accordance with Section 1.10 (Fractional Shares) hereof) such amount as Acquiror or the Exchange Agent is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of any state, local or foreign Tax law. To the extent that amounts are so deducted and withheld, such amounts shall be treated for all purposes of this Agreement as having been paid to the holder of such Certificate.

     1.13 No Further Ownership Rights in Target Common Shares. All shares of Acquiror Common Stock issued and cash transmitted upon the surrender for exchange of Target Common Shares in accordance with the terms hereof (including cash paid in lieu of any fractional shares) shall be deemed to have been given in full satisfaction of all rights pertaining to such Target Common Shares, and there shall be no further registration of transfers on the records of the Surviving Corporation of Target Common Shares which were outstanding immediately prior to the Effective Time. If, after the Effective Time,

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Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article I.

     1.14  Dissenting Shares.

     (a) Status of Dissenting Shares. Notwithstanding the provisions of Section
1.6 (Conversion of Target Common Shares) or any other provision of this Agreement to the contrary, Target Common Shares that are issued and outstanding immediately prior to the Effective Time and are held by shareholders who have not voted such shares in favor of the Merger and the approval and adoption of this Agreement and who shall have properly demanded appraisal of such Shares in accordance with Ohio Law (the "Dissenting Shares") shall not be converted into the right to receive the Merger Consideration at or after the Effective Time, unless and until the holder of such Dissenting Shares shall have failed to perfect or shall have effectively withdrawn or lost such right to appraisal and payment under Ohio Law. If a holder of Dissenting Shares shall have so failed to perfect or shall have effectively withdrawn or lost such right to appraisal and payment, then, as of the Effective Time or the occurrence of such event, whichever last occurs, such holder's Dissenting Shares shall be converted into and represent solely the right to receive the Merger Consideration, without any interest thereon, as provided in Section 1.6 (Conversion of Target Common Shares) hereof.

     (b) Direction of Appraisal Proceedings. Target shall give Acquiror (i) prompt notice of any written demands for appraisal, withdrawals of demands for appraisal and any other instruments served pursuant to Section 1701.85 (or any successor or replacement) of Ohio Law which are received by Target, and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under Ohio Law. Target will not voluntarily make any payment with respect to any demands for appraisal and will not, except with the prior written consent of Acquiror, settle or offer to settle any such demands.

     1.15 Lost, Stolen or Destroyed Certificates. In the event any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, the Merger Consideration with respect to the Target Common Shares represented thereby (including cash in lieu of any fractional shares) as may be required pursuant to Section 1.6 (Conversion of Target Common Shares); provided, however, that Acquiror may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Acquiror, the Surviving Corporation or the Exchange Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

     1.16 Tax Consequences. It is intended by the parties hereto that the Merger shall constitute a tax-free reorganization within the meaning of Section 368 of the Code (except as to Dissenting Shares and fractional shares), unless the Cash Conversion Feature has been triggered as provided in Section 1.6(c) (Conversion of Target Common Shares).

     1.17 Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of Target and Merger Sub, the officers and directors of Target and Merger Sub are fully authorized in the name of their respective corporations or otherwise to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

                                   ARTICLE II

                    REPRESENTATIONS AND WARRANTIES OF TARGET

     In this Agreement, any reference to a "Material Adverse Effect" with respect to any person means any event, change, condition or effect that, individually or together with all other events, changes, conditions or effects,
(i) has, or could reasonably be expected to have, a materially adverse effect on the condition (financial or otherwise), properties, assets, liabilities, business, operations, results of operations or

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prospects of such person and its Subsidiaries, taken as a whole (whether or not arising from transactions in the ordinary course of business), or (ii) materially impairs, or could reasonably be expected to materially impair, the ability of such person to perform its obligations under this Agreement or to consummate the Merger and the other transactions contemplated by this Agreement; provided that, in the case of Target only, a Material Adverse Effect shall be deemed to have occurred under clause (i) of this sentence if an event, change, condition or effect has occurred that, individually or together with all other events, changes, conditions or effects, would have an adverse effect of over $3 million on the condition (financial or otherwise), properties, assets, liabilities, business, operations, results of operations and/or prospects of such Target and its Subsidiaries, taken as a whole (whether or not arising from transactions in the ordinary course of business); and provided further that the following events, changes, conditions or effects shall not be taken into account in determining whether there has been, or would be, a Material Adverse Effect with respect to Target and its Subsidiaries: (A) events, changes, conditions or effects in the United States securities markets which are not unique to Target,
(B) events, changes, conditions or effects in world or United States economic or financial conditions which are not unique to Target and its Subsidiaries, or other events, changes, conditions or effects which are not unique to Target and its Subsidiaries, but also affect other entities which are engaged in the lines of business in which Target and its Subsidiaries are engaged, (C) events, changes, conditions or effects primarily attributable to the public announcement of this Agreement and the transactions contemplated by this Agreement, including, without limitation, employee attrition (other than those employees set forth on Schedule 6.3(g) of the Target Disclosure Schedules) or any loss of business resulting from termination or modification of any vendor, customer or other business relationships or otherwise, unless such events, changes, conditions or effects arise or result from the breach by Target of its obligations under this Agreement, (D) changes in GAAP subsequent to March 28, 1999 that require changes in Target's accounting policies and (E) reductions in the gross revenues of Target and its Subsidiaries by reason of any loss of customer contracts in the ordinary course of business or as a result of the announcement of the Merger.

     For the purposes of this Agreement, "Subsidiary" shall mean, with respect to any party, any corporation, limited liability company, partnership, trust, limited partnership, joint venture, or other business association or entity, a majority of the voting securities or economic interests of which is directly or indirectly owned or controlled by such party or by any one or more of its Subsidiaries.

     In this Agreement, any reference to the "Knowledge of Target" with respect to a specific matter means the actual knowledge of Larry R. Linhart, Joseph L. Govern, James W. Brittan, Robert B. Horn, George R. Manser, William H. Largent and Robert L. Powelson and their successors, as applicable after such persons have made reasonable inquiry of officers and directors (or equivalent positions) and other field management of Target and its Subsidiaries charged with administrative or operational responsibility for such matters.

     References in this Article II to "Schedules" shall refer to the Disclosure Schedules delivered by Target to Acquiror on the date of this Agreement (the "Target Disclosure Schedules"). Target hereby represents and warrants to Acquiror and Merger Sub as follows:

     2.1 Organization, Standing and Power. Each of Target and its Subsidiaries is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization or formation, as the case may be. Each of Target and its Subsidiaries has the requisite power, corporate or otherwise, to own its properties and to carry on its business as now being conducted and as proposed to be conducted and is duly qualified to do business and is in good standing in each jurisdiction where its ownership or leasing of property or the conduct of its business requires it to be so qualified except where the failure to be so qualified would not, individually or in the aggregate, have a Material Adverse Effect on Target. Target has delivered to Acquiror a true and correct copy of its Articles of Incorporation, as amended (the "Articles of Incorporation"), and its Code of Regulations, as amended, (the "Bylaws") and the articles of incorporation and bylaws or other organizational documents, as applicable, of each of its Subsidiaries, each as amended to date. Target is not in violation of any of the provisions of the Articles of Incorporation or Bylaws and none of its Subsidiaries is in violation of any material provisions of its equivalent organizational documents. Target owns, directly or beneficially, all outstanding shares of capital stock of each of its
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Subsidiaries that is a corporation and all equity securities and interests of each of its Subsidiaries that is not a corporation, and all such shares or interests are duly authorized, validly issued, fully paid and nonassessable. All of the outstanding shares of capital stock of each such Subsidiary that is a corporation and all equity securities and interests of each such Subsidiary that is not a corporation owned by Target or one or more of its Subsidiaries are free and clear of any charge, mortgage, pledge, security interest, restriction, claim, lien, or encumbrance ("Liens"). There are no outstanding subscriptions, options, warrants, puts, calls, rights, exchangeable or convertible securities, voting agreements or proxies, or other commitments or agreements of any character relating to the issued or unissued capital stock or other securities of any such Subsidiary, or otherwise obligating Target or any such Subsidiary to issue, transfer, sell, purchase, redeem or otherwise acquire any such securities of any such Subsidiary. Each of Target's Subsidiaries is listed on Schedule 2.1 hereto, and except as disclosed thereon, Target does not directly or indirectly own any equity or similar interest in, or any interest convertible or exchangeable or exercisable for, any equity or similar interest in, any corporation, partnership, joint venture or other business association or entity.

     2.2 Capital Structure. The authorized capital stock of Target consists of 10,000,000 Target Common Shares, and 1,000,000 preferred shares, without par value ("Target Preferred Shares"), of which there were issued and outstanding as of the close of business on May 20, 1999, 4,534,344 Target Common Shares (excluding treasury shares) and no Target Preferred Shares. On May 20, 1999, there were 106,470 Target Common Shares held in treasury by Target. All outstanding Target Common Shares are duly authorized, validly issued, fully paid and nonassessable and are free and clear of any Liens other than any Liens created by or imposed upon the holders thereof, and are not subject to preemptive rights or rights of first refusal created by statute, the Articles of Incorporation or Bylaws of Target or any agreement to which Target is a party or by which it is bound. Target has reserved 1,256,000 Target Common Shares for issuance to employees, consultants and directors pursuant to the Target Stock Option Plans of which 64,350 Target Common Shares have been issued pursuant to option exercises, 836,153 Target Common Shares are subject to outstanding, unexercised options, and no Target Common Shares are subject to outstanding stock purchase rights. Target has not issued or granted additional options under the Target Stock Option Plans. Except for the rights created pursuant to this Agreement, the Target Option Agreement and stock options outstanding under the Target Stock Option Plans in the amounts reserved for as set forth above, there are no other options, warrants, calls, rights (including rights issued or issuable pursuant to a shareholder rights plan or "poison pill"), commitments or agreements of any character to which Target is a party or by which it is bound obligating Target to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any shares of capital stock of Target or obligating Target to grant, extend, accelerate the vesting of, change the price of, or otherwise amend or enter into any such option, warrant, call, right, commitment or agreement. Except as set forth on Schedule 2.2, there are no Contracts, commitments or agreements relating to the voting, purchase, sale or registration of any capital stock or other securities of Target or any of its Subsidiaries (i) between or among Target and any of its shareholders or any third party and (ii) to the Knowledge of Target, between or among any of Target's shareholders or any third party. The terms of the Target Stock Option Plans permit the assumption of options to purchase Acquiror Common Stock as provided in this Agreement, without the consent or approval of the holders of such securities, the Target shareholders, or otherwise. True and complete copies of all agreements and instruments relating to or issued under the Target Stock Option Plans have been made available to Acquiror. Such agreements and instruments relating to or issued under the Target Stock Option Plans have not been amended, modified or supplemented, and there are no agreements to amend, modify or supplement such agreements or instruments, in any case from the form made available to Acquiror.

     2.3 Authority. Target has all requisite corporate power and authority to enter into this Agreement and the Target Option Agreement and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Target Option Agreement and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of Target, subject only to the approval of the Merger by Target's shareholders as contemplated by Section 6.1(a) (Conditions to Obligations of Each Party to Effect the Merger --
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Shareholder Approval). Each of this Agreement and the Target Option Agreement has been duly executed and delivered by Target and constitutes the valid and binding obligation of Target enforceable against Target in accordance with its terms, except as enforceability may be limited by bankruptcy and other laws affecting the rights and remedies of creditors generally and general principles of equity. Except as set forth on Schedule 2.3 and except for customer contracts, the execution and delivery of this Agreement and the Target Option Agreement does not and the consummation of the transactions contemplated hereby and thereby will not, conflict with, or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, amendment, cancellation or acceleration of any obligation or loss of any benefit under (i) any provision of the Articles of Incorporation or Bylaws of Target or equivalent organizational documents of any of Target's Subsidiaries, as amended, or (ii) any mortgage, indenture, lease, note, contract or other agreement or instrument (collectively, "Contracts"), or any permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Target or any of its Subsidiaries or any of their properties or assets, or to which Target or any of its Subsidiaries or any of their properties or assets is subject or bound or that give rise to any Lien except where such conflict, violation, default, termination, cancellation or acceleration with respect to the foregoing provisions of (ii) would not, individually or in the aggregate, have a Material Adverse Effect on Target. No consent, approval, order or authorization of, or registration, declaration or filing with, any court, administrative agency or commission or other governmental or regulatory agency, authority or instrumentality ("Governmental Entity") is required by or with respect to Target or any of its Subsidiaries in connection with the execution and delivery of this Agreement or the Target Option Agreement, or the consummation of the transactions contemplated hereby and thereby, except for (i) the filing of the Certificate of Merger as provided in Section 1.2 (Closing; Effective Time) or other filings specifically provided for in this Agreement, (ii) the filing with the Securities and Exchange Commission (the "SEC") and the National Association of Securities Dealers, Inc. (the "NASD") of the Proxy Statement relating to the Target Shareholders Meeting, (iii) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable state securities laws and the securities laws of any foreign country; and (iv) such filings as may be required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended ("HSR").

     2.4 SEC Documents; Financial Statements. Target has made available to Acquiror a true and complete copy of each material statement, report, registration statement (with the prospectus in the form filed pursuant to Rule 424(b) of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the "Securities Act")), definitive proxy statement and other filings with the SEC by Target since August 12, 1994, and, prior to the Effective Time, Target will have made available to Acquiror true and complete copies of any additional documents filed with the SEC by Target prior to the Effective Time (collectively, the "Target SEC Documents"). In addition, Target has made available to Acquiror all material exhibits to the Target SEC Documents filed prior to the date hereof, and will promptly make available to Acquiror all material exhibits to any additional Target SEC Documents filed prior to the Effective Time. Except as set forth on Schedule 2.4, Target has filed each of the Target SEC Documents on a timely basis. Except as set forth on Schedule 2.4, as of their respective filing dates, the Target SEC Documents complied in all material respects with the requirements of the Securities Act and the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the "Exchange Act"), each as in effect on the date so filed. None of the Target SEC Documents (including, but not limited to, any financial statements or schedules included or incorporated by reference therein) contained when filed any untrue statement of a material fact or omitted or omits to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Each of the financial statements of Target, including the notes and schedules thereto, included in the Target SEC Documents, and the audited consolidated balance sheet of Target and its Subsidiaries dated as of March 28, 1999 (the "Target Balance Sheet") and the related audited consolidated statements of income, changes in shareholders' equity and cash flows for the fiscal year of Target then ended, in each case together with all related notes and schedules thereto, and the accompanying audit report thereon of Ernst & Young, LLP (collectively, the "Target Financial Statements") were complete and correct in all

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material respects as of their respective dates, complied as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto as of their respective dates, and were prepared in accordance with U.S. generally accepted accounting principles applied on a basis consistent throughout the periods indicated and consistent with each other ("GAAP") (except as may be indicated in the notes thereto or, in the case of unaudited statements included in Quarterly Reports on Form 10-Q, as permitted by Form 10-Q promulgated by the SEC). The Target Financial Statements fairly present the consolidated financial condition, operating results, cash flows and changes in shareholders' equity of Target and its Subsidiaries at the dates and during the periods indicated therein (subject, in the case of unaudited statements, to normal, recurring year-end adjustments that were not material in amount). There has been no change in Target accounting policies since March 29, 1998, except as required by GAAP or described in the notes to the Target Financial Statements. No financial statements of any person other than the Subsidiaries are required by GAAP to be included in the consolidated financial statements of Target.

     2.5 Absence of Certain Changes. Except as set forth on Schedule 2.5, since March 29, 1998 (the "Target Balance Sheet Date"), Target and its Subsidiaries have conducted their businesses in the ordinary course consistent with past practice and there has not occurred: (i) any change, event or condition (whether or not covered by insurance) that, individually or in the aggregate, has resulted in a Material Adverse Effect on Target; (ii) any acquisition, sale or transfer of any material asset by Target or any of its Subsidiaries other than
(A) for consideration of less than $250,000 in any one transaction in the ordinary course of business and consistent with past practice or (B) sales of inventory in the ordinary course of business; (iii) any change in accounting methods or practices (including any change in depreciation or amortization policies or rates) by Target or its Subsidiaries or any revaluation by Target of any of its or any of its Subsidiaries' assets; (iv) any declaration, setting aside, or payment of a dividend or other distribution with respect to the shares of Target, or any direct or indirect redemption, purchase or other acquisition by Target of any of its shares of capital stock; (v) any entrance by Target or its Subsidiaries into any material Contract not made in the ordinary course of business, or any material amendment or termination (not made in the ordinary course of business) of, or default under, any material Contract to which Target or any of its Subsidiaries is a party or by which it is bound; (vi) any amendment or change to the Articles of Incorporation or Bylaws of Target or organizational documents of any of its Subsidiaries; or (vii) any increase in or modification of the base compensation payable or to become payable by Target or any of its Subsidiaries to any of their directors or officers (or equivalent positions) or employees, except for such increase or modification as would not result in an increase in excess of ten percent (10%) in the base compensation annualized over the next twelve (12) months payable or to be payable to any employee who had an annual rate of base compensation of over $50,000 as of the later of the date of hire or March 29, 1998. Except as set forth in Schedule 2.5, Target and its Subsidiaries have not agreed since March 29, 1998 to do any of the things described in the preceding clauses (i) through (vii) and is not currently involved in any negotiations to do any of the things described in the preceding clauses (i) through (vii) (other than negotiations with Acquiror and its representatives regarding the transactions contemplated by this Agreement).

     2.6 Absence of Undisclosed Liabilities. Target and its Subsidiaries have no obligations or liabilities of any nature, whether accrued, contingent, absolute or conditional, liquidated or unliquidated, due or to become due, and that, individually or in the aggregate, have a Material Adverse Effect on Target, other than (i) those disclosed in Schedule 2.6; (ii) those set forth or adequately provided for in the Target Balance Sheet (including the notes thereto); (iii) those incurred in the ordinary course of business since the Target Balance Sheet Date and consistent with past practice; and (iv) those incurred in connection with the negotiation, execution and performance of this Agreement.

     2.7 Litigation. Except as set forth on Schedule 2.7, (i) there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or to the Knowledge of Target threatened, against Target or any of its Subsidiaries or any of their respective properties or any of their respective officers or directors (or equivalent positions) in their capacities as such which, individually or in the aggregate, would have a Material Adverse Effect on Target and (ii) there is no agreement, judgment, injunction, decree or order against Target or any of its Subsidiaries, or, to the Knowledge of Target, any of their respective directors or officers (or equivalent positions) in their capacities as such, that would prevent, enjoin, alter or materially delay any of the transactions contemplated by this Agreement, or that, individually or in the aggregate, would have a Material Adverse Effect on Target.

     2.8 Restrictions on Business Activities. Except as disclosed in Schedule 2.8, there is no agreement, judgment, injunction, decree or order binding upon Target or any of its Subsidiaries which has or reasonably could be expected to have the effect of prohibiting or materially impairing any business practice of Target or any of its Subsidiaries, any acquisition of property by Target or any of its Subsidiaries or the conduct of business by Target or any of its Subsidiaries. Neither Target nor any of its Subsidiaries has been advised by any person that such person is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such agreement, judgment, injunction, decree or order.

     2.9 Governmental Authorizations. Target and each of its Subsidiaries have obtained each federal, state, county, local or foreign governmental consent, license, permit, grant, or other authorization of a Governmental Entity (i) pursuant to which Target or any of its Subsidiaries currently operates or holds any interest in any of its properties or (ii) that is required for the operation of Target's or any of its Subsidiaries' business or the holding of any such interest ((i) and (ii) herein collectively called "Target Authorizations"), and all of such Target Authorizations are in full force and effect, except where the failure to obtain or have any of such Target Authorizations, individually or in the aggregate, would not have a Material Adverse Effect on Target.

     2.10 Title to Property. Target and its Subsidiaries own no real property. Except as set forth in Schedule 2.10, Target and its Subsidiaries have good and valid title to all of their respective personal property and assets, reflected in the Target Balance Sheet or acquired after the Target Balance Sheet Date (except properties, interests in properties and assets sold or otherwise disposed of since the Target Balance Sheet Date in the ordinary course of business), or in the case of leased properties and assets, valid leasehold interests in, free and clear of all Liens of any kind or character, except (i) the Lien of current Taxes not yet due and payable, (ii) such imperfections of title, Liens and easements as would not have a Material Adverse Effect on Target, (iii) Liens securing landlord or lessor debt which encumbers leased property, (iv) Liens which secure debt of Target or any Subsidiary not in default, that is in each case fully reflected on the Target Balance Sheet and
(v) Liens arising as a matter of law in the ordinary course of business with respect to obligations incurred after the Target Balance Sheet Date, except for such Liens as would have a Material Adverse Effect. The plants, property and equipment of Target and its Subsidiaries that are used in the operation of their businesses are in good operating condition and repair, except as would not, individually or in the aggregate, have a Material Adverse Effect. Schedule 2.10 identifies each parcel of real property leased by Target or any of its Subsidiaries.

     2.11  Intellectual Property.

     (a) Target and its Subsidiaries own, free and clear of all Liens, or are licensed or otherwise possess legally enforceable rights to use all patents, trademarks, trade names, service marks, copyrights, maskworks, net lists, schematics, technology, knowhow, trade secrets, inventory, ideas, algorithms, processes, computer software programs or applications, and all other tangible or intangible proprietary information or material (collectively, "Intellectual Property") that are necessary to the conduct of the business of Target or its Subsidiaries as presently conducted. Except as identified in Schedule 2.11, Target and its Subsidiaries own or possess valid rights to, all computer software programs that are material to the conduct of the business of Target and its Subsidiaries. There are no infringement suits, actions or proceedings pending, or to the Knowledge of Target, threatened against Target or any Subsidiary with respect to any software owned or licensed by Target or any Subsidiary.

     (b) Schedule 2.11 lists (i) all patents and patent applications, all registered and material unregistered trademarks, trade names and service marks, and all registered copyrights and maskworks included in the Intellectual Property, including the jurisdictions in which each such Intellectual Property right has been issued or registered or in which any application for such issuance and registration has been filed, and
                                      A-11
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(ii) all licenses, sublicenses and other Contracts as to which Target or any of its Subsidiaries is a party and pursuant to which Target or its Subsidiaries have authorized any person to use any Intellectual Property.

     (c) Except as set forth on Schedule 2.11 and to the Knowledge of Target, there is no and has been no unauthorized use, disclosure, infringement or misappropriation of any Intellectual Property rights of Target or any of its Subsidiaries, or any third party patents, trademarks, copyrights, trade secrets or other proprietary rights, including software ("Third Party Intellectual Property Rights") of any third party to the extent licensed by or through Target or any of its Subsidiaries, by any third party, including any employee or former employee of Target or any of its Subsidiaries. Neither Target nor any of its Subsidiaries has entered into any Contract to indemnify any other person against any charge of infringement of any Intellectual Property, other than indemnification provisions contained in Contracts entered into in the ordinary course of business.

     (d) Target and each of its Subsidiaries is not, nor will any of them be as a result of the execution and delivery of this Agreement or the performance of its obligations under this Agreement, in breach of any license, sublicense or other Contract relating to the Intellectual Property or Third Party Intellectual Property Rights, except for such breaches as would not have a Material Adverse Effect on Target.

     (e) Neither Target nor any of its Subsidiaries (i) has received a claim or been sued in any suit, action or proceeding which involves a claim of infringement of any patents, trademarks, service marks, copyrights or violation of any trade secret or other proprietary right of any third party and (ii) has brought any action, suit or proceeding for infringement of Intellectual Property or breach of any license or Contract involving Intellectual Property against any third party.

     (f) To the Knowledge of Target, the operation of the business of Target and its Subsidiaries, and the use, marketing, licensing, lease or sale of the products and services of Target and its Subsidiaries, does not infringe any patent, trademark, service mark, copyright, trade secret or other proprietary right of any third party.

     (g) Target has under implementation a plan to ensure that its software, hardware, firmware, facilities, equipment and products) are Year 2000 Compliant (the "Year 2000 Plan"). To the Knowledge of Target, the Year 2000 Plan will enable Target to be Year 2000 Compliant in a timely manner, except where the failure to be Year 2000 Compliant, individually or in the aggregate, would not have a Material Adverse Effect on Target. Target has made available to Acquiror a copy of the Year 2000 Plan. For purposes of this Section, "Year 2000 Compliant" means that the business and systems will correctly recognize and perform properly date-sensitive functions involving dates prior to and after December 31, 1999. Target and its Subsidiaries have made inquiry of each of its key suppliers, vendors and customers as to whether such persons will on a timely basis be Year 2000 Compliant in all material respects and on the basis of that inquiry reasonably believes that all such persons will be so compliant. For purposes hereof, "key suppliers, vendors and customers" refers to those suppliers, vendors and customers of Target or its Subsidiaries whose business failure, individually or in the aggregate, would have a Material Adverse Effect on Target.

     2.12  Environmental Matters.

     (a) The following terms shall be defined as follows:

          (i) "Environmental and Safety Laws" shall mean any and all federal, state, local or foreign laws, ordinances, codes, regulations, rules, policies and orders that are intended to assure the protection of the environment or natural resources, or that classify, regulate, call for the remediation of, require reporting with respect to, or list or define air, water, groundwater, solid waste, hazardous or toxic substances, materials, wastes, pollutants or contaminants, or which are intended to assure the health or safety of employees, workers or other persons, including the public.

          (ii) "Hazardous Materials" shall mean any and all toxic or hazardous substances, materials or wastes or any and all pollutants or contaminants, or infectious or radioactive substances or materials, including without limitation, those substances, materials and wastes defined in or regulated under any Environmental and Safety Laws.

          (iii) "Property" shall mean all premises leased by Target or its Subsidiaries, excluding any portions thereof not within such leased premises.

     (b) Except in all cases as, in the aggregate, would not have a Material Adverse Effect on Target: (i) Target has not used, released or stored methylene chloride or asbestos in or at any Property, except in compliance with Environmental and Safety Laws; (ii) Target and its Subsidiaries have disposed of all Hazardous Materials in accordance with all Environmental and Safety Laws;
(iii) Target and its Subsidiaries have received no notice (verbal or written) of any noncompliance or liability of the Facilities or Property or their past or present operations with or under Environmental and Safety Laws; (iv) no notices, administrative actions or suits are pending or, to the Knowledge of Target, threatened against Target or any of its Subsidiaries relating to a violation of or liability under any Environmental and Safety Laws; (v) neither Target nor its Subsidiaries have been designated as, nor notified that they are, a potentially responsible party under the federal Comprehensive Environmental Response, Compensation and Liability Act (CERCLA), or similar Environmental and Safety Laws, arising out of events occurring or conditions existing prior to the Closing Date; (vi) neither Target nor any of its Subsidiaries have used, released or stored any Hazardous Materials at or in any Property, except in compliance with Environmental and Safety Laws; and (vii) Target and its Subsidiaries have all the permits, licenses and other authorizations required under Environmental and Safety Laws to be issued and are in full compliance with the terms and conditions of those permits.

     2.13  Taxes. Except as set forth in Schedule 2.13:

     (a) Target and each of its Subsidiaries, and any consolidated, combined, unitary or aggregate group for Tax purposes of which Target or any of its Subsidiaries is or has been a member have timely filed all Tax Returns required to be filed by them and have paid all Taxes shown thereon to be due. All such Tax Returns or reports are complete and accurate in all material respects and properly reflect the Taxes of Target and its Subsidiaries for the periods covered thereby.

     (b) Target has provided adequate accruals in accordance with GAAP in the Target Financial Statements for any Taxes that have not been paid as of the date of such financial statements, whether or not shown as being due on any Tax Returns.

     (c) Target and its Subsidiaries are not delinquent in the payment of any Tax, assessment or governmental charge. Neither Target nor any of its Subsidiaries have received any notice that any Tax deficiency or delinquency has been asserted against Target or any of its Subsidiaries, and, and to the Knowledge of Target, there is no threat of such assertion.

     (d) Except for such Taxes as are being contested in good faith, to the Knowledge of Target, there is no material unpaid assessment, proposal for additional Taxes, deficiency, or delinquency in the payment of any Taxes that could be asserted by any Tax Authority against Target or any of its Subsidiaries. To the Knowledge of Target, neither Target nor any of its Subsidiaries have violated in any material respect any applicable federal, state, local or foreign tax law. Except as disclosed in the Target SEC Documents, (i) no claim for Taxes has become a Lien against the property of Target or any of its Subsidiaries or is being asserted against Target or any of its Subsidiaries, (ii) no action, suit, proceeding, investigation, claim or audit has formally commenced and no written notification has been given that such audit or other proceeding is pending or threatened with respect to Target or any of its Subsidiaries in respect of any Taxes, (iii) no extension or waiver of the statute of limitations on the assessment or collection of any Taxes has been granted by Target or any of its Subsidiaries and is currently in effect, and (iv) there is no agreement, contract or arrangement to which Target or any of its Subsidiaries is a party that may result in the payment of any amount that would not be deductible by reason of Sections 280G, 162(m) or 404 of the Code.

     (e) Target has not been, and will not be, required to include any adjustment in Taxable income for any Tax period (or portion thereof) pursuant to
Section 481 or 263A of the Code or any comparable provision under state or foreign Tax laws as a result of transactions, events or accounting methods employed prior to the Merger.

     (f) Neither Target nor any of its Subsidiaries is a party to any tax sharing or tax allocation agreement (other than agreements solely between Target and its wholly owned Subsidiaries) nor does Target or any of its Subsidiaries owe any amount under any such agreement.

     (g) No consent to the application of Section 341(f)(2) of the Code has been filed with respect to Target or any of its Subsidiaries.

     (h) All material Taxes that Target or any of its Subsidiaries is or was required to withhold or collect have been duly withheld or collected and, to the extent required, have been paid to the proper Governmental Entity, Tax Authority or other person.

     (i) Target and its Subsidiaries will not be required to include any amount in Taxable income for any Taxable period (or portion thereof) ending after the Closing Date as a result of a change in the method of accounting for a Taxable period ending prior to the Closing Date, any "closing agreement" as described in
Section 7121 of the Code (or any corresponding provision of state, local, or foreign tax laws) entered into prior to the Closing Date, any sale reported on the installment method that occurred prior to the Closing Date, or any Taxable income from Excess Loss Accounts or Deferred Intercompany Transactions as defined in the Code (or any corresponding provision of state, local, or foreign tax laws).

     (j) The United States federal, state and foreign Tax Returns of Target and its Subsidiaries have been audited by the IRS or relevant state or foreign tax authorities or are closed by the applicable statute of limitations for all taxable years through Target's 1995 fiscal year.

     (k) No claim has been made by a taxing authority in a jurisdiction in which Target or its Subsidiaries do not file Tax Returns that Target or its Subsidiaries are required to file Tax Returns in such jurisdiction and, to the Knowledge of Target and its Subsidiaries, no taxing authority could reasonably make such claim.

     (l) Target and each of its Subsidiaries are in compliance with all terms and conditions of any Tax exemptions or other Tax sharing agreement or order of a foreign government and the consummation of the Merger shall not have any adverse effect on the continued validity and effectiveness of any such Tax exemptions or other Tax sharing agreement or order.

     For purposes of this Agreement, the following terms have the following meanings: "Tax" (and, with correlative meaning, "Taxes" and "Taxable") means (i) any net income, alternative or add-on minimum tax, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, environmental or windfall profit tax, custom, duty or other tax, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or any penalty, addition to tax or additional amount imposed by any Governmental Entity (a "Tax Authority") responsible for the imposition of any such tax (domestic or foreign), (ii) any liability for the payment of any amounts of the type described in (i) as a result of being a member of an affiliated, consolidated, combined or unitary group for any Taxable period and
(iii) any liability for the payment of any amounts of the type described in (i) or (ii) as a result of any express or implied obligation to indemnify any other person. As used herein, "Tax Return" shall mean any return, statement, report or form (including, without limitation estimated Tax returns and reports, withholding Tax returns and reports and information reports and returns) required to be filed with respect to Taxes.

     2.14  Employee Benefit Plans.

     (a) Schedule 2.14 lists (i) all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")) and related trusts which are maintained or contributed to by Target or any of its Subsidiaries or with respect to which Target or any of its Subsidiaries has any liability or obligation to contribute, (ii) each stock option, stock purchase, phantom stock, stock appreciation right, severance, sabbatical, employee relocation, cafeteria benefit (Code Section 125) or dependent care (Code Section
129), or accident insurance plan, program or arrangement benefitting employees or former employees of Target or any of its Subsidiaries, (iii) all bonus, profit sharing, savings, deferred compensation or incentive plans, programs or arrangements benefitting employees or former employees of Target or any of its Subsidiaries, (iv) other fringe or employee benefit plans, programs or arrangements that apply to management and other employees of Target or any of its Subsidiaries, and (v) any current or former employment or executive compensation or severance agreements, written or otherwise, as to which unsatisfied obligations of Target or any of its Subsidiaries of greater than $25,000 remain for the benefit of, or relating to, any present or former employee, consultant or director (or equivalent position) of Target or any of its Subsidiaries (together, the "Target Employee Plans").

     (b) Target has furnished to Acquiror a copy of each of the Target Employee Plans and related plan documents (including trust documents, insurance policies or Contracts with third party administrators, actuaries, investment managers, consultants and all independent contractors related to such Plans, employee booklets, employment manuals, policy manuals, summary plan descriptions and other authorizing documents, and any material employee communications relating thereto), the most recent actuarial report, where applicable, and has, with respect to each Target Employee Plan which is subject to ERISA reporting requirements, provided copies of the Form 5500 reports filed for the last three plan years. Any Target Employee Plan intended to be qualified under Section 401(a) of the Code has obtained from the Internal Revenue Service a favorable determination letter as to its qualified status under the Code, including all amendments to the Code effected by the Tax Reform Act of 1986 and subsequent legislation, that precedes the Uniformed Services Employment and Reemployment Rights Act (P.L. 103-353). Target has also furnished Acquiror with the most recent Internal Revenue Service determination letter issued with respect to each such Target Employee Plan, and nothing has occurred since the issuance of each such letter which would reasonably be expected to cause the loss of the tax qualified status of any Target Employee Plan subject to Code Section 401(a). Target has also furnished Acquiror with all registration statements and prospectuses prepared in connection with each Target Employee Plan.

     (c) (i) None of the Target Employee Plans promises or provides retiree medical or other retiree welfare benefits to any person, except as required by applicable law; (ii) neither Target nor any of its Subsidiaries or ERISA Affiliates has engaged in any "prohibited transaction," as such term is defined in Section 406 of ERISA and Section 4975 of the Code, with respect to any Target Employee Plan, and to the Knowledge of Target, (A) neither Target nor any of its Subsidiaries or ERISA Affiliates has permitted to occur any such prohibited transaction and (B) there has been no such prohibited transaction; (iii) each Target Employee Plan has been administered in accordance with its terms and in compliance with the requirements prescribed by any and all statutes, rules and regulations (including ERISA and the Code), and, Target and each of its Subsidiaries have performed all obligations required to be performed by them under, are not in any material respect in default under or violation of, and, to the Knowledge of Target, there is no default or violation by any other party to, and are otherwise in full compliance with ERISA, the Code and other applicable laws with respect to, any of the Target Employee Plans; (iv) neither Target nor any of its Subsidiaries is subject to any liability or penalty under Sections 4971 through 4980E of the Code or Title I of ERISA with respect to any of the Target Employee Plans; (v) all contributions required to be made by Target or any of its Subsidiaries to any Target Employee Plan have been made on or before their due dates and the full amount (or a good faith estimate of the full amount) for contributions to each Target Employee Plan for the current plan years has been accrued; (vi) with respect to each Target Employee Plan, no "reportable event" within the meaning of Section 4043 of ERISA (excluding any such event for which the thirty (30) day notice requirement has been waived under the regulations to Section 4043 of ERISA) nor any event described in
Section 4062, 4063 or 4041 or ERISA has occurred; (vii) no Target Employee Plan is covered by, and neither Target nor any of its Subsidiaries nor any trade or business (whether or not incorporated) which is, or at any time within the six-year period preceding the date of this Agreement, was treated as a single employer with Target (an "ERISA Affiliate") within the meaning of Section 414(b), (c), (m) or (o) of the Code, maintains or contributes to or at any time within the six-year period preceding the date of this Agreement maintained or contributed to or had an obligation to contribute to any employee benefit plan covered by or has incurred or expects to incur any liability under Part 3 of Subtitle B of Title I of ERISA, Title IV of ERISA or Section 412 of the Code;
(viii) except as set forth on Schedule 2.14, each Target Employee Plan can be terminated after the Effective Time without liability to Acquiror or the Surviving Corporation other than for benefits accrued up to the date of termination; and (ix) no Target Employee Plan promises or provides benefits to any of Target's or its Subsidiaries independent contractors or subcontractors. With respect to each Target Employee Plan subject to ERISA as either an employee pension plan within the meaning of Section 3(2) of ERISA or an employee welfare benefit plan within the meaning of Section 3(1) of ERISA, Target has prepared in good faith and timely filed all requisite governmental reports (which were true and correct in all material respects as of the date filed) and it has properly and timely filed and distributed or posted all material notices and reports to employees required to be filed, distributed or posted with respect to each such Target Employee Plan. No suit, administrative proceeding, action or other litigation has been brought, or to the Knowledge of Target is threatened, against or with respect to any such Target Employee Plan, including any audit or inquiry by the IRS or United States Department of Labor. Except as set forth on
Schedule 2.14, no payment or benefit which will or may be made by Target or any of its Subsidiaries to any employee will be characterized as an "excess parachute payment" within the meaning of Section 280G(b)(1) of the Code.

     (d) There has been no amendment to, written interpretation or announcement (whether or not written) by Target or any of its Subsidiaries relating to, or change in participation or coverage under, any Target Employee Plan which would materially increase the expense of maintaining such Plan above the level of expense incurred with respect to that Plan as reflected in the Target Financial Statements for the most recently completed fiscal year.

     2.15  Certain Agreements Affected by the Merger. Except as disclosed in
Schedule 2.15, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any payment (including, without limitation, severance, unemployment compensation, golden parachute, bonus or otherwise) or severance benefit becoming due to any director (or equivalent position), employee or former employee of Target, any of its Subsidiaries or any other ERISA Affiliate except as contemplated by Section
5.9 (Employee Benefit Plans), (ii) materially increase any benefits otherwise payable by Target, any of its Subsidiaries or any ERISA Affiliate or (iii) result in the acceleration of the time of payment or vesting, or increase the amount of compensation due any such director (or equivalent position), employee or service provider, of any such benefits.

     2.16 Employee Matters. Schedule 2.16 sets forth all loans and advances to employees and directors (or equivalent positions) of Target or its Subsidiaries (other than routine travel advances to be repaid or formally accounted for within the thirty days and reflected on the books of Target) made by Target and outstanding on March 28, 1999. Except as set forth in Schedule 2.16:

     (a) Target and each of its Subsidiaries are in compliance in all respects with all currently applicable laws and regulations respecting employment, discrimination in employment, terms and conditions of employment, wages, hours and occupational safety and health and employment practices, and is not engaged in any unfair labor practice, except where the failure to be in compliance or the engagement in such unfair labor practice, individually or in the aggregate, would not have a Material Adverse Effect on Target.

     (b) Target and its Subsidiaries have withheld all amounts required by law or by Contract to be withheld from the wages, salaries, and other payments to employees; and is not liable for any arrears of wages or any Taxes or any penalty for failure to comply with any of the foregoing.

     (c) Target and its Subsidiaries are not liable for any material payment to any trust or other fund or to any governmental or administrative authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the normal course of business and consistent with past practice).

     (d) There are no pending claims against Target or any of its Subsidiaries for any material amounts under any workers compensation plan or policy or for long term disability.

     (e) Neither Target nor any of its Subsidiaries has any obligations under COBRA with respect to any former employees or qualifying beneficiaries thereunder, except for obligations that are not material in amount.

     (f) There are no controversies pending or, to the Knowledge of Target or any of its Subsidiaries, threatened, between Target or any of its Subsidiaries and any of their respective employees, which controversies have or would reasonably be expected to result in an action, suit, proceeding, claim, arbitration or investigation before any agency, court or tribunal, foreign or domestic.

     (g) Neither Target nor any of its Subsidiaries is a party to any collective bargaining agreement or other labor union contract and, to the Knowledge of Target, there are no activities or proceedings of any labor union to organize any such employees. To the Knowledge of Target, no employees of Target or any of its Subsidiaries are in violation of any term of any employment contract, patent disclosure agreement, noncompetition agreement, or any restrictive covenant to a former employer relating to the right of any such employee to be employed by Target or any of its Subsidiaries because of the nature of the business conduced or presently proposed to be conducted by Target or any of its Subsidiaries or to the use of trade secrets or proprietary information of others.

     2.17 Interested Party Transactions. Except as disclosed in the Target SEC Documents, (i) neither Target nor any of its Subsidiaries is indebted to any director or officer (or equivalent positions) of Target or any of its Subsidiaries (except for amounts due as normal salaries and bonuses and in reimbursement of ordinary expenses), (ii) no such person is indebted to Target or any of its Subsidiaries, and (iii) there are no other transactions of the type required to be disclosed pursuant to Items 402 and 404 of Regulation S-K under the Securities Act and the Exchange Act.

     2.18 Insurance. Schedule 2.18 lists all insurance policies owned or held by Target and its Subsidiaries on the date hereof, except for those insurance policies that the failure to have would not individually or collectively have a Material Adverse Effect on Target. All such insurance policies are in full force and effect, all premiums with respect thereto covering all periods up to and including the date hereof have been paid to the extent due and no notice of cancellation or termination has been received with respect to any such policy, except for those matters that would not have a Material Adverse Effect on Target.

     2.19 Compliance With Laws. Each of Target and its Subsidiaries has complied with, is not in violation of, and has not received any notices of violation with respect to, any federal, state, local or foreign statute, law or regulation with respect to the conduct of its business, or the ownership or operation of its business except for those violations that would not have a Material Adverse Effect on Target.

     2.20 Minute Books. The minute books of Target and its Subsidiaries made available to Acquiror contain a complete and accurate record of all material corporate actions taken by the board of directors, shareholders or other governing body of each such entity and contain all material minutes and resolutions adopted by directors, shareholders or other governing bodies since September 1, 1994 and reflect all transactions referred to in such minutes accurately in all material respects, and such minutes or consents have not been rescinded or amended except as reflected in such minute books.

     2.21 Complete Copies of Materials. Each copy of the documents that have been delivered by Target or its representatives to Acquiror or its counsel in connection with their legal and accounting review of Target and its Subsidiaries was true and complete in all material respects.

     2.22 Brokers' and Finders' Fees. Except for payment obligations to J.C. Bradford & Co. to be paid by Target as set forth in an engagement letter, a copy of which has been made available to Acquiror, Target and its Subsidiaries have not incurred, nor will they incur, directly or indirectly, any liability for brokerage or finders' fees or agents' commissions or investment bankers' fees or any similar charges in connection with this Agreement or any transaction contemplated hereby.

     2.23 Registration Statement; Proxy Statement/Prospectus. The information supplied by Target for inclusion in the registration statement (or such other or successor form as shall be appropriate) pursuant to which the shares of Acquiror Common Stock that may be issued in the Merger will be registered with the SEC on Form S-4 (the "Registration Statement") shall not at the time the Registration Statement (including any amendments or supplements thereto) is declared effective by the SEC contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The information supplied by Target for inclusion in the proxy statement/prospectus to be sent to the shareholders of Target in connection with the meeting of Target's shareholders to consider the Merger (the "Target Shareholders Meeting") (such proxy statement/prospectus as amended or supplemented is referred to herein as the "Proxy Statement") shall not, on the date the Proxy Statement is first mailed to Target's shareholders, at the time of the Target Shareholders Meeting and at the Effective Time, contain any statement which, at such time, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not false or misleading; or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Target Shareholders Meeting which has become false or misleading. If at any time prior to the Effective Time any event or information should be discovered by Target which should be set forth in an amendment to the Registration Statement or a supplement to the Proxy Statement, Target shall promptly inform Acquiror and Merger Sub. Notwithstanding the foregoing, Target makes no representation, warranty or covenant with respect to any information supplied by Acquiror or Merger Sub which is contained in any of the foregoing documents.

     2.24 Opinion of Financial Advisor. Target has been advised in writing by its financial advisor, J.C. Bradford & Co., that in such advisor's opinion, as of the date hereof, the consideration to be received by the shareholders of Target in the Merger is fair, from a financial point of view, to the shareholders of Target.

     2.25 Vote Required. The affirmative vote of the holders of a majority of the Target Common Shares outstanding on the record date set for the Target Shareholders Meeting is the only vote of the holders of any of Target's capital stock necessary to approve this Agreement and the transactions contemplated hereby.

     2.26 Board Approval. The Board of Directors of Target has (i) approved this Agreement and the Merger, (ii) determined that the Merger is in the best interests of the shareholders of Target and is on terms that are fair to such shareholders and (iii) recommended that the shareholders of Target approve this Agreement and consummation of the Merger.

     2.27 Section 1704 of Ohio Law and Control Share Acquisition Statute Not Applicable. The Board of Directors of Target has approved for purposes of Sections 1704.01 through 1704.07 of the Ohio Law both (i) any "Chapter 1704. transaction" (as defined in Section 1704.01) and (ii) any purchase of Target Common Shares, in each case as contemplated by this Agreement, the Target Option Agreement or the Voting Agreements or the consummation of the Merger or the other transactions contemplated by this Agreement, the Target Option Agreement or the Voting Agreements such that Acquiror is not subject to the restrictions imposed by Sections 1704.01 through 1704.07 of the Ohio Law on Chapter 1704. transactions or interested shareholders.

     2.28 Inventory; Work in Process. The inventories of Target and its Subsidiaries disclosed in the Target SEC Documents as of March 28, 1999 and in any subsequently filed Target SEC Documents are stated consistently with the audited financial statements of Target and consist of items of a quantity usable or salable in the ordinary course of business, except for obsolete items and items of below-standard quality, all of which have been written off or written down to net realizable value in the financial statements in such Target SEC Documents. The values at which inventories and work in process of Target and its Subsidiaries are carried on the books of Target and its Subsidiaries and in the Target Financial Statements properly reflect the values of such inventory and work in process in a manner consistent with past practice and in accordance with GAAP.

     2.29 Accounts Receivable. The accounts receivable disclosed in the Target SEC Documents as of March 28, 1999 and, with respect to accounts receivable created since such date, disclosed in any subsequently filed Target SEC Documents, or as accrued on the books of Target in the ordinary course of business consistent with past practices in accordance with GAAP since the last filed Target SEC Documents, represent and will represent bona fide claims against debtors for sales and other charges, are not subject to discount, contingency, claim of offset or recoupment or counterclaim except for normal cash and immaterial trade discount. The amount carried for doubtful accounts and allowances disclosed in each of such Target SEC Documents or accrued on such books are reasonable estimates made in accordance with GAAP of all amounts required to provide for any losses that may be sustained on realization of the receivables.

     2.30 Customers and Suppliers. Schedule 2.30 contains a true and complete list of all of Target's and its Subsidiaries' customers which individually accounted for more than 10% of Target's consolidated gross revenues during the fiscal year ended March 28, 1999. Except as set forth on Schedule 2.30, none of Target's or its Subsidiaries' customers which individually accounted for more than 10% of Target's consolidated gross revenues during such fiscal year has terminated any agreement with Target or such Subsidiary. As of the date hereof, no material supplier or independent contractor of Target or its Subsidiaries has indicated that it will stop, or decrease the rate of, supplying materials, products or services to Target or such Subsidiary. Neither Target nor any of its Subsidiaries has breached in any material respect any Contract with, or engaged in any fraudulent conduct with respect to, any customer, supplier or independent contractor of Target or its Subsidiaries.

     2.31 Earn-out Payments. Except as set forth on Schedule 2.31, there are no agreements to which Target or any of its Subsidiaries is a party pursuant to which either Target or any Subsidiary is or may be obligated to make payments to a third party (other than incentive payments to employees of Target and its Subsidiaries) based on earnings, revenues or other performance criteria of Target or any Subsidiary.

     2.32 Agreements. Schedule 2.32 contains a true and complete list of all oral and written Contracts to which any of Target and its Subsidiaries is a party or by which their properties or assets may be bound and which (a) involve obligations by any party thereto in excess of $100,000, excluding customer contracts, (b) contain any provision or option relating to the sale by any of Target and its Subsidiaries of any business or assets outside the ordinary course of business, (c) are filed as exhibits to the Target SEC Documents or (d) were entered into outside the ordinary course of business; provided, that notwithstanding the foregoing provisions of this Section 2.32, the Target Disclosure Schedules need not list, and the "Contracts" referred to above in this Section 2.32 shall not include, agreements for which all of the obligations of the parties thereto have been completely fulfilled or such obligations have been completely terminated. All of such Contracts are valid and binding and in full force and effect against Target or any of its Subsidiaries that is a party thereto and, to the Knowledge of Target, each of the other parties thereto, and there exists no material breach or default by Target or any of its Subsidiaries that is a party thereto or any claim of such a breach or default, or any event which, with notice or lapse of time or both, would constitute a material breach or default by Target or any of its Subsidiaries that is a party thereto or, to the Knowledge of Target, by any other party thereto. Target has made available to Acquiror prior to the date of this Agreement, true and complete copies, including all amendments, modifications and assignments relating thereto, of all of such written Contracts and true and correct summaries of all such oral Contracts.

     2.33 No Knowledge of General Adverse Events. To the Knowledge of Target, there are no events, changes, conditions or effects that exist as of the date of this Agreement which (i) are not unique to Target and its Subsidiaries and also affect other entities which are engaged in the lines of business in which Target and its Subsidiaries are engaged that have, or would have, an adverse impact of over $3,000,000 upon the condition (financial or otherwise), properties, assets, liabilities, business, operations, results of operations or prospects of Target and its Subsidiaries, taken as a whole (whether or not arising

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from transactions in the ordinary course of business) or (ii) materially impair, or would materially impair, the ability of Target to perform its obligations under this Agreement or to consummate the Merger and the other transactions contemplated by this Agreement.

     2.34 Warranties. To the Knowledge of Target, there is no state of facts nor occurrence of any event forming the basis of, or that may form the basis of, any present or potential claim against Target or its Subsidiaries for liability due to any express or implied warranty or arising out of any claims by customers as a result of the ownership, possession, or use of any product sold, leased, or delivered or services rendered by Target and its Subsidiaries, except for such claims that would not have a Material Adverse Effect on Target.

     2.35 Certain Acts. Neither Target, nor any of its Subsidiaries, nor, to the Knowledge of Target, any of their former or current officers or directors (or equivalent positions), employees, agents or representatives has, directly or indirectly, (a) made any contribution, gift, bribe, rebate, payoff, influence payment, kickback, or other payment to any person, private or public, regardless of form, whether in money, property, or services (i) to obtain favorable treatment in securing and maintaining business or any Target Authorizations,
(ii) to pay for favorable treatment for business secured, (iii) to obtain special concessions or for special concessions already obtained, for or in respect of Target or any of its Subsidiaries or Affiliates or (iv) in violation of any laws, or (b) established or maintained any fund or asset that has not been recorded in the books and records of Target.

     2.36 Representations Complete. No statement, certificate, instrument or other writing furnished or to be furnished by Target pursuant to this Agreement or any Schedule hereto, including the Target Disclosure Schedules, or any certificate, instrument or other writing furnished or to be furnished by Target pursuant to this Agreement contains or will contain at the Effective Time any untrue statement of a material fact, or omits or will omit at the Effective Time to state any material fact necessary in order to make the statements contained herein or therein, in the light of the circumstances under which made, not misleading.

                                  ARTICLE III

           REPRESENTATIONS AND WARRANTIES OF ACQUIROR AND MERGER SUB

     References in this Article III to "Schedules" shall refer to the Disclosure Schedules delivered by Acquiror to Target on the date of this Agreement (the "Acquiror Disclosure Schedules"). Acquiror hereby represents and warrants to Target as follows:

     3.1 Organization, Standing and Power. Each of Acquiror and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Each of Acquiror and Merger Sub has the corporate power to own its properties and to carry on its business as now being conducted and as proposed to be conducted and is duly qualified to do business and is in good standing in each jurisdiction where its ownership or leasing of property or the conduct of its business requires it to be so qualified, except where failure to be so qualified would not, individually or in the aggregate, have a Material Adverse Effect on Acquiror or Merger Sub. Neither Acquiror nor Merger Sub is in violation of any of the provisions of its certificate of incorporation or bylaws or equivalent organizational documents.

     3.2 Capital Structure. The authorized capital stock of Acquiror consists of 250,000,000 shares of Acquiror Common Stock, $1.00 par value, and 1,000,000 shares of Preferred Stock, without par value (100,000 shares of Series A Junior Participating authorized and 100,000 shares of Series B Convertible TESOP authorized), of which there were issued and outstanding as of the close of business on May 17, 1999, 96,222,361 shares of Acquiror Common Stock (excluding treasury shares) and 76,200 shares of Preferred Stock. On May 17, 1999, there were 42,961,744 shares of Acquiror Common Stock held in Treasury by Acquiror. The authorized capital stock of Merger Sub consists of 1,000 shares of Merger Sub Common Stock, $1.00 par value, all of which are issued and outstanding and are held by Acquiror. Any shares of Acquiror Common Stock issued pursuant to the Merger will be duly authorized, validly issued, fully paid, and nonassessable when and if so issued.
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     3.3  Authority. Acquiror and Merger Sub have all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. Acquiror has all requisite corporate power and authority to enter into the Target Option Agreement and to consummate the transactions contemplated thereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Acquiror and Merger Sub. The execution and delivery of the Target Option Agreement and the consummation of the transactions contemplated thereby have been duly authorized by all necessary corporate action on the part of Acquiror. This Agreement has been duly executed and delivered by Acquiror and Merger Sub and constitutes the valid and binding obligations of Acquiror and Merger Sub enforceable against Acquiror and Merger Sub in accordance with its terms, except as enforceability may be limited by bankruptcy and other laws affecting the rights and remedies of creditors generally and general principles of equity. Except as set forth on Schedule 3.3, the execution and delivery of this Agreement and the Target Option Agreement do not, and will not, as the case may be, and the consummation of the transactions contemplated hereby and thereby will not, conflict with, or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, amendment, cancellation or acceleration of any obligation or loss of a benefit under (i) any provision of the certificate of incorporation or bylaws of Acquiror or of Merger Sub, as amended, or (ii) any mortgage, indenture, lease, note, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Acquiror or Merger Sub or any of their properties or assets, or to which Acquiror or Merger Sub or any of their properties or assets is subject or bound or that give rise to any Liens except where such conflict, violation, default, termination, amendment, cancellation or acceleration with respect to the foregoing provisions of (ii) would not, individually or in the aggregate, have had a Material Adverse Effect on Acquiror. Except as set forth on Schedule 3.3, no consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity, is required by or with respect to Acquiror or Merger Sub in connection with the execution and delivery of this Agreement or the Target Option Agreement or the consummation by Acquiror and Merger Sub of the transactions contemplated hereby and thereby except for (i) the filing of the Certificate of Merger as provided in Section 1.2 (Closing; Effective Time) or other filings specifically provided for in this Agreement, (ii) the filing with the SEC and the New York Stock Exchange ("NYSE") of the Registration Statement, (iii) the filing of a Schedule 13D with the SEC to report the entry into the Target Option Agreement, (iv) any filings as may be required under applicable state securities laws and the securities laws of any foreign country, (v) such filings as may be required under HSR, and (vi) the filing with the NYSE of a supplemental listing application with respect to the shares of Acquiror Common Stock that may be issuable upon conversion of the Target Common Shares in the Merger.

     3.4 SEC Documents; Financial Statements. Acquiror has made available to Target each (i) quarterly or annual report filed pursuant to the Exchange Act,
(ii) registration statement covering an offering by Acquiror to register new issuances of its securities (including any prospectus in a form filed pursuant to Rule 424(b) of the Securities Act, but excluding any registration statement filed to register shares issued under any employee benefit plan, dividend reinvestment plan or employee stock purchase plan and excluding any resale registration statement filed on Form S-3), and (iii) definitive proxy statement filed with the SEC by Acquiror since May 20, 1996 and, prior to the Effective Time, Acquiror will have made available to Target true and complete copies of any additional documents of the type described in clauses (i) to (iii) above filed with the SEC by Acquiror prior to the Effective Time (collectively, the "Acquiror SEC Documents"). In addition, Acquiror has made available to Target all exhibits to the Acquiror SEC Documents filed prior to the date hereof, and will promptly make available to Target all exhibits to any additional Acquiror SEC Documents filed prior to the Effective Time. All documents required to be filed as exhibits to the Acquiror SEC Documents have been so filed, and all material Contracts so filed as exhibits are in full force and effect, except those which have expired in accordance with their terms, and Acquiror is not in default thereunder. As of their respective filing dates, the Acquiror SEC Documents complied in all material respects with the requirements of the Exchange Act and the Securities Act, and the rules and regulations promulgated thereunder, each as in effect on the date so filed. None of the Acquiror SEC Documents (including, but not limited to any financial statements or schedules included or incorporated by reference therein) contained when filed any untrue statement of a material fact or omitted or omits to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Each of the financial statements of Acquiror, including the notes and schedules thereto, included in the Acquiror SEC Documents (the "Acquiror Financial Statements") were complete and correct in all material respects as of their respective dates, complied as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto as of their respective dates, and were prepared in accordance with GAAP (except as may be indicated in the notes thereto or, in the case of unaudited statements included in Quarterly Reports on Form 10-Q, as permitted by Form 10-Q promulgated by the SEC). The Acquiror Financial Statements fairly present the consolidated financial condition, operating results, cash flows and changes in stockholders' equity of Acquiror and its Subsidiaries at the dates and during the periods indicated therein (subject, in the case of unaudited statements, to normal, recurring year-end adjustments that were not material in amount).

     3.5 Litigation. Except as set forth on Schedule 3.5, (i) there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or to the knowledge of Acquiror threatened, against Acquiror or its properties or any of its officers or directors (in their capacities as such) any of which individually would have a Material Adverse Effect on Acquiror, and (ii) there is no agreement, judgment, injunction, decree or order against Acquiror or any of its Subsidiaries, or, to the knowledge of Acquiror, any of their respective directors or officers (in their capacities as such) that would prevent, enjoin, alter or materially delay any of the transactions contemplated by this Agreement, or that, individually or in the aggregate, has or would have a Material Adverse Effect on the ability of Acquiror to consummate the transactions contemplated by this Agreement.

     3.6 Broker's and Finders' Fees. Except for payment obligations to Bear, Stearns & Co., Inc. to be paid by Acquiror, Acquiror has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders' fees or agents' commissions or investment bankers' fees or any similar charges in connection with this Agreement or any transaction contemplated hereby.

     3.7 Registration Statement; Proxy Statement/Prospectus. The information supplied by Acquiror and Merger Sub for inclusion in the Registration Statement shall not, at the time the Registration Statement (including any amendments or supplements thereto) is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The information supplied by Acquiror for inclusion in the Proxy Statement shall not, on the date the Proxy Statement is first mailed to Target's shareholders, at the time of the Target Shareholders Meeting and at the Effective Time, contain any statement which, at such time, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which it is made, not false or misleading; or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Target Shareholders Meeting which has become false or misleading. If at any time prior to the Effective Time any event or information should be discovered by Acquiror or Merger Sub which should be set forth in an amendment to the Registration Statement or a supplement to the Proxy Statement, Acquiror or Merger Sub will promptly inform Target. Notwithstanding the foregoing, Acquiror and Merger Sub make no representation, warranty or covenant with respect to any information supplied by Target which is contained in any of the foregoing documents.

     3.8 Board Approval. The respective Board of Directors of Acquiror and Merger Sub have approved this Agreement and the Merger, and the Board of Directors of Merger Sub has recommended that the stockholder of Merger Sub approve this Agreement and the consummation of the Merger.

     3.9 Representations Complete. No statement, certificate, instrument or other writing furnished or to be furnished by Acquiror or Merger Sub pursuant to this Agreement or any Schedule hereto, including the

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

Acquiror Disclosure Schedules, or any certificate furnished or to be furnished by Acquiror or Merger Sub pursuant to this Agreement contains or will contain at the Effective Time any untrue statement of a material fact, or omits or will omit at the Effective Time to state any material fact necessary in order to make the statements contained herein or therein, in the light of the circumstances under which made, not misleading.

                                   ARTICLE IV

                      CONDUCT PRIOR TO THE EFFECTIVE TIME

     4.1 Conduct of Business of Target. During the Restricted Period, Target agrees, and agrees to cause its Subsidiaries (except to the extent expressly contemplated by this Agreement or as consented to in writing by Acquiror), to carry on its and its Subsidiaries' business in the usual, regular and ordinary course in substantially the same manner as heretofore conducted, to pay and to cause its Subsidiaries to pay debts and Taxes when due subject to good faith disputes over such debts or Taxes, to pay or perform other obligations when due, and to use all commercially reasonable efforts consistent with past practice and policies to preserve intact its and its Subsidiaries' present business organizations, use its commercially reasonable efforts consistent with past practice to keep available the services of its and its Subsidiaries' present officers and key employees and use its commercially reasonable efforts consistent with past practice to preserve its and its Subsidiaries' relationships with customers, suppliers, distributors, licensors, licensees, and others having business dealings with it or its Subsidiaries. During the Restricted Period, Target further agrees to promptly notify Acquiror of any event or occurrence (i) not in the ordinary course of Target or its Subsidiaries' business, (ii) that would result in a material breach of any covenant or agreement of Target or any of its Subsidiaries set forth in this Agreement, (iii) that would cause any representation or warranty of Target set forth in this Agreement to be untrue in any material respect as of the date of such event or occurrence, or (iv) which, individually or in the aggregate, would have a Material Adverse Effect on Target. During the Restricted Period, except as expressly contemplated by this Agreement, Target shall not do, cause or permit any of the following, or allow, cause or permit any of its Subsidiaries to do, cause or permit any of the following, without the prior written consent of Acquiror:

     (a) Charter Documents. Amend the Articles of Incorporation, Bylaws or the equivalent organizational documents of Target or any of Target's Subsidiaries;

     (b) Dividends; Changes in Capital Stock. Except as contemplated by this Agreement, declare or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any of its capital stock (except for dividends by a Subsidiary of Target to Target or another Subsidiary of Target), or split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or purchase, repurchase or otherwise acquire, directly or indirectly, any shares of its capital stock except from former employees, directors (or equivalent positions) and consultants in accordance with agreements providing for the repurchase of shares in connection with any termination of service to it or its Subsidiaries;

     (c) Stock Option Plans, Etc. Except as set forth in Section 5.9 (Employee Benefit Plans), take any action to accelerate, amend or change the period of exercisability or vesting of options or other rights granted under its stock option or benefit plans or, except as may be required pursuant to the terms of any such plan or any agreement entered into prior to the date hereof pursuant thereto, authorize cash payments in exchange for any options or other rights granted under any of such plans;

     (d) Material Contracts. Enter into any Contract or commitment, or violate, terminate, amend or otherwise modify or waive any of the terms of any of its Contracts or commitments, except for those contracts and commitments that satisfy any of the following requirements: (i) relate to sales of products or services or purchases of supplies in the ordinary course of business that will be fully performed by all parties thereto within one year or less from the date such contract or commitment is entered into and involve less than 1,000,000,
(ii) involve less than $250,000 or (iii) are terminable by Target upon notice of 90 days or less.

     (e) Issuance of Securities. Issue, deliver, grant, sell or authorize or propose the issuance, delivery, grant, sale or authorization of, or purchase or propose the purchase of, any shares of its capital stock or securities convertible into shares of its capital stock, or subscriptions, rights (including rights issued or issuable pursuant to a shareholder rights plan or "poison pill"), warrants or options to acquire, or other agreements or commitments of any character obligating it to issue any such shares or other convertible securities (other than the issuance of Target Common Shares pursuant to the exercise of stock options outstanding as of the date of this Agreement) or modify any outstanding securities convertible into shares of its capital stock or subscription rights, warrants or options to acquire, or other agreements or commitments of any character obligating it to issue such shares or other convertible securities;

     (f) Intellectual Property. Transfer or license to any person or entity or otherwise extend, amend or modify any rights to its Intellectual Property other than in the ordinary course of business consistent with past practice;

     (g) Exclusive Rights. Enter into or amend any agreements pursuant to which any other party is granted exclusive marketing, servicing, manufacturing or other exclusive rights of any type or scope with respect to any of its services, products, processes or technology;

     (h) Dispositions. Sell, lease, license or otherwise dispose of or encumber any of its properties or assets which are material, individually or in the aggregate, to its and its Subsidiaries' business, taken as a whole, in an amount in excess of $100,000, except in the ordinary course of business consistent with past practice;

     (i) Indebtedness. Incur any indebtedness for borrowed money or guarantee any such indebtedness (other than borrowings under existing lines of credit) or issue or sell any debt securities or warrants or rights to acquire debt securities or guarantee any debt securities of others;

     (j) Leases. Enter into any operating lease providing for payments in excess of $10,000 per year or any lease of real property;

     (k) Payment of Obligations. Pay, discharge, satisfy, settle or compromise in an amount in excess of $50,000 in any one case, claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise) arising other than in the ordinary course of business, other than the payment, discharge or satisfaction of liabilities reflected or reserved against in the Target Financial Statements;

     (l) Capital Expenditures. Make any capital expenditures, capital additions or capital improvements, except in the ordinary course of business and consistent with past practice;

     (m) Insurance. Materially reduce the amount of any material insurance coverage provided by existing insurance policies;

     (n) Termination or Waiver. Terminate or waive any right of substantial value, other than in the ordinary course of business, in any case only if correct and complete copies of such plans, policies and agreements shall have been made available to Acquiror;

     (o) Employee Benefit Plans; New Hires; Pay Increases. (i) Enter into any collective bargaining agreement; (ii) establish, adopt, enter into or amend in any material respect any bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, trust, fund, policy or arrangement for the benefit of any directors or officers (or equivalent positions) or employees; (iii) pay any special bonus or special remuneration to any director (or equivalent position) or employee (except for bonuses based on performance of Target, its Subsidiaries and employees for prior periods which are consistent with past practices, or otherwise pursuant to incentive compensation or bonus incentive plans and policies in force as of the date of this Agreement, or unless required pursuant to an agreement outstanding on the date hereof and listed on Schedule 2.14 of Target's Disclosure Schedules, in any case only if correct and complete copies of such plans, policies and agreements shall have been made available to Acquiror); or (iv) increase the salaries or wage rates of its employees, except for increases in salaries and wages in accordance with past practices;
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     (p) Severance Arrangements. (i) Enter into any employment agreement with any director or officer (or equivalent positions) or employee or (ii) grant or increase any severance or termination pay to, or enter into any severance or termination agreement with, (A) any director or officer (or equivalent positions), or (B) any employee, except payments that are not in excess of thirty days base compensation and are made in the ordinary course of business consistent with past practice to employees who make less than $50,000 in annual base compensation;

     (q) Lawsuits. Commence a lawsuit other than (i) for the routine collection of bills, (ii) in such cases where it in good faith determines that failure to commence suit would result in the material impairment of a valuable aspect of its business, provided that it consults with Acquiror prior to the filing of such a suit, or (iii) for a breach of this Agreement;

     (r) Acquisitions. Acquire or agree to acquire by merging or consolidating with, by purchasing an equity interest in or a material portion of the assets of, or by any other manner, any business or any corporation, limited liability company, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to its and its Subsidiaries' business, taken as a whole, or acquire or agree to acquire any equity securities of any corporation, partnership, association or business organization;

     (s) Taxes. Other than in the ordinary course of business, make or change any material election in respect of Taxes, adopt or change any accounting method in respect of Taxes, file any amendment to a material Tax Return, or settle any claim or assessment in respect of Taxes;

     (t) Notices. Fail to give any notice or provide other information required by applicable law to be given to the employees of Target, any collective bargaining unit representing any group of employees of Target, and any applicable government authority under the WARN Act, the National Labor Relations Act, the Internal Revenue Code, the Consolidated Omnibus Budget Reconciliation Act, and other applicable law in connection with the transactions provided for in this Agreement except to the extent that the failure to do any of the foregoing would not, individually or in the aggregate, have a Material Adverse Effect on Target or Acquiror;

     (u) Revaluation. Revalue any of its assets, including without limitation writing down the value of inventory or writing off notes or accounts receivable other than in the ordinary course of business except as required by GAAP;

     (v) Restrictive Agreements. Enter into any agreement with any third party which limits in any manner the territory or scope of activities which Target or any of its Subsidiaries may engage other than those agreements with systems integrators which restrict contact with the third party end user;

     (w) New Subsidiaries. Form any new Subsidiary; or

     (x) Other. Take or agree in writing or otherwise to take (i) any of the actions described in Sections 4.1(a) through (w) above, (ii) any action which would make any of its representations or warranties contained in this Agreement untrue or incorrect or would prevent it from performing or cause it not to perform its covenants and obligations hereunder.

     4.2 No Solicitation. Target and its Subsidiaries and the officers or directors (or equivalent positions), employees or other agents of Target and its Subsidiaries will not, directly or indirectly, (i) take any action to solicit, initiate or encourage any Takeover Proposal (as defined in Section 7.3(f) (Expenses and Termination Fees)) or (ii) subject to the terms of the immediately following sentence, engage in negotiations or discussions with, or disclose any nonpublic information relating to Target or any of it Subsidiaries to, or afford access to the properties, books or records of Target or any of its Subsidiaries to, any person that has advised Target that it may be considering making, or that has made, a Takeover Proposal; provided, nothing herein shall prohibit Target's Board of Directors from taking and disclosing to Target's shareholders a position with respect to a tender offer pursuant to Rules 14d-9 and 14e-2 promulgated under the Exchange Act. Notwithstanding the immediately preceding sentence, if an unsolicited written Takeover Proposal shall be received by the Board of Directors of Target, then, to the

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

extent the Board of Directors of Target believes in good faith (after written advice from its financial advisor) that such Takeover Proposal would, if consummated, result in a transaction more favorable to Target's shareholders from a financial point of view than the transaction contemplated by this Agreement (any such more favorable Takeover Proposal being referred to in this Agreement as a "Superior Proposal") and the Board of Directors of Target determines in good faith after advice from outside legal counsel that it is necessary for the Board of Directors of Target to comply with its fiduciary duties to shareholders under applicable law, Target and its officers, directors, employees, investment bankers, financial advisors, attorneys, accountants and other representatives retained by it may furnish in connection therewith information to the party making such Superior Proposal and engage in negotiations with such party, and such actions shall not be considered a breach of this Section 4.2 or any other provisions of this Agreement; provided that in each such event Target notifies Acquiror of such determination by the Target Board of Directors and provides Acquiror with a true and complete copy of the Superior Proposal received from such third party, and provides (or has provided) Acquiror with all documents containing or referring to nonpublic information of Target that are supplied to such third party; provided, further, that Target provides such nonpublic information pursuant to a nondisclosure agreement at least as restrictive on such third party as the Confidentiality Provisions (as defined in Section 5.4 (Confidentiality)) are on Acquiror; provided, further, however, that Target shall not, and shall not permit any of its officers, directors, employees or other representatives to agree to or endorse any Takeover Proposal or withdraw its recommendation of the Merger unless Target (i) has provided Acquiror at least five (5) days prior notice thereof, (ii) has terminated this Agreement pursuant to Section 7.1(f) (Termination), (iii) has paid Acquiror all amounts payable to Acquiror pursuant to Section 7.3(b) (Expenses and Termination Fees) and (iv) if required by the terms of the Target Option Agreement, has performed its obligations under the Target Option Agreement. Target will promptly notify Acquiror after receipt of any Takeover Proposal or any notice that any person is considering making a Takeover Proposal or any request for nonpublic information relating to Target or any of its Subsidiaries or for access to the properties, books or records of Target or any of its Subsidiaries by any person that has advised Target that it may be considering making, or that has made, a Takeover Proposal and will keep Acquiror fully informed of the status and details of any such Takeover Proposal notice, and shall provide Acquiror with a true and complete copy of such Takeover Proposal notice or any amendment thereto, if it is in writing, or a complete written summary thereof, if it is not in writing.

                                   ARTICLE V

                             ADDITIONAL AGREEMENTS

     5.1  Proxy Statement/Prospectus; Registration Statement.

     (a) As soon as practicable following the date of this Agreement, Target and Acquiror shall prepare and file with the SEC a preliminary proxy statement relating to the Target Shareholders Meeting, and Acquiror shall prepare and file with the SEC the registration statement on Form S-4, in which such preliminary proxy statement will be included as a preliminary prospectus (such proxy statement, together with the prospectus relating to the Acquiror Common Stock, in each case as amended or supplemented from time to time, is referred to herein as the "Proxy Statement/Prospectus"). Acquiror shall use its reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing. Target will use its reasonable best efforts to cause the Proxy Statement/ Prospectus to be mailed to Target's shareholders as promptly as practicable after the Form S-4 is declared effective under the Securities Act. Target shall furnish all information concerning Target and the holders of the Target Common Shares, and Acquiror shall furnish all information concerning Acquiror and Merger Sub, as may be reasonably requested in connection with any such action.

     (b) Target and Acquiror shall cooperate with each other and provide to each other all information necessary in order to prepare the Form S-4, the Proxy Statement/Prospectus, and the other filings (collectively, the "SEC Transaction Filings") and shall provide promptly to the other party any information that such party may obtain that could necessitate amending any such document. Target and

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

Acquiror will each notify the other promptly of the receipt of any comments from the SEC or its staff or any other appropriate government official and of any requests by the SEC or its staff or any other appropriate government official for amendments or supplements to any of the SEC Transaction Filings or for additional information and will supply the other party with copies of all correspondence between Target or any of its representatives or Acquiror and any of its representatives, as the case may be, on the one hand, and the SEC or its staff or any other appropriate government official, on the other hand, with respect thereto. If at any time prior to the Effective Time, any event shall occur that should be set forth in an amendment of, or a supplement to, any of the SEC Transaction Filings, Target and Acquiror agree promptly to prepare and file such amendment or supplement and to distribute such amendment or supplement as required by applicable law, including, in the case of an amendment or supplement to the Proxy Statement by mailing such supplement or amendment to Target's shareholders. Acquiror shall not be required to maintain the effectiveness of the Registration Statement for the purpose of resale by shareholders of Target who may be affiliates of Target or Acquiror pursuant to Rule 145 under the Securities Act. The information provided and to be provided by Target and Acquiror for use in SEC Transaction Filings shall at all times prior to the Effective Time be true and correct in all material respects and shall not omit to state any material fact required to be stated therein or necessary in order to make such information not false or misleading, and Target and Acquiror each agree to promptly correct any such information provided by it for use in the SEC Transaction Filings that shall have become false or misleading. The SEC Transaction Filings, when filed with the SEC or any appropriate government official, shall comply in all material respects with all applicable requirements of law.

     5.2 Meeting of Shareholders. Target shall promptly after the date hereof take all action necessary in accordance with Ohio Law and its Articles of Incorporation and Bylaws to convene the Target Shareholders Meeting as soon as practicable, but in no event later than the fortieth (40th) day after the Registration Statement is declared effective by the SEC. Target shall consult with Acquiror regarding the date of the Target Shareholders Meeting and use all reasonable efforts and shall not postpone or adjourn (other than for the absence of a quorum) the Target Shareholders Meeting without the consent of Acquiror. Subject to Sections 4.2 (No Solicitation) and 5.1 (Proxy Statement/Prospectus; Registration Statement), Target shall use its reasonable best efforts to solicit from shareholders of Target proxies in favor of the Merger and shall take all other action necessary or advisable to secure the vote or consent of shareholders required to effect the Merger.

     5.3  Access to Information.

     (a) Each of Acquiror and Target shall afford the other party and the other party's officers, employees, accountants, counsel and other representatives, reasonable access during normal business hours during the period prior to the Effective Time to (i) all of Acquiror's and Target's and their Subsidiaries' properties, books, Contracts, commitments and records and (ii) all other information concerning the business, properties and personnel of Acquiror and Target and their Subsidiaries as Target or Acquiror may reasonably request. Each of Acquiror and Target agrees to provide to the other party and the other party's accountants, counsel and other representatives copies of internal financial statements with reasonable diligence upon request.

     (b) Subject to compliance with applicable law, from the date hereof until the Effective Time, each of Acquiror and Target shall confer on a regular and frequent basis with one or more representatives of the other party to report operational matters of materiality and the general status of ongoing operations.

     (c) No information or knowledge obtained in any investigation pursuant to this Section 5.3 shall affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the parties to consummate the Merger.

     5.4 Confidentiality. The parties acknowledge that each of Acquiror and Target have previously executed a letter agreement dated effective April 19, 1999. Sections 3, 4, 5, 6 and 8 of such letter agreement regarding the treatment of confidential information (the "Confidentiality Provisions") shall continue in full force and effect.

     5.5 Public Disclosure. Unless otherwise permitted by this Agreement, Acquiror and Target shall consult with each other before issuing any press release or otherwise making any public statement or making any other public (or nonconfidential) disclosure (whether or not in response to an inquiry) regarding the terms of this Agreement and the transactions contemplated hereby, and neither shall issue any such press release or make any such statement or disclosure without the prior approval of the other (which approval shall not be unreasonably withheld), except as may be required by law or by obligations pursuant to any listing agreement with the NYSE, any other national securities exchange or with the NASD.

     5.6  Consents; Cooperation.

     (a) Each of Acquiror and Target shall promptly apply for or otherwise seek, and use its reasonable best efforts to obtain, all consents and approvals required to be obtained by it for the consummation of the Merger, including those required under HSR, and shall use its reasonable best efforts to obtain all necessary consents, waivers and approvals under any of its material Contracts (excluding customer contracts) in connection with the Merger for the assignment thereof or otherwise. The parties hereto will consult and cooperate with one another, and consider in good faith the views of one another, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to HSR or any other federal or state antitrust or fair trade law.

     (b) Each of Acquiror and Target shall use its reasonable best efforts to resolve such objections, if any, as may be asserted by any Governmental Entity with respect to the transactions contemplated by this Agreement under HSR, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other Federal, state or foreign statutes, rules, regulations, orders or decrees that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade (collectively, "Antitrust Laws"). In connection therewith, if any administrative or judicial action or proceeding is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as volatile of any Antitrust Law, each of Acquiror and Target shall cooperate and use its reasonable best efforts vigorously to contest and resist any such action or proceeding and to have vacated, lifted, reversed, or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent (each an "Order"), that is in effect and that prohibits, prevents, or restricts consummation of the Merger or any such other transactions, unless by mutual agreement Acquiror and Target decide that litigation is not in their respective best interests. Notwithstanding the provisions of the immediately preceding sentence, it is expressly understood and agreed that Acquiror shall have no obligation to litigate or contest any administrative or judicial action or proceeding or any Order beyond October 15, 1999. Each of Acquiror and Target shall use its reasonable best efforts to take such action as may be required to cause the expiration of the notice periods under the HSR or other Antitrust Laws with respect to such transactions as promptly as possible after the execution of this Agreement. The Acquiror and Target also agree to take any and all of the following actions to the extent necessary to obtain the approval of any Governmental Entity with jurisdiction over the enforcement of any applicable laws regarding the transactions contemplated hereby: entering into negotiations; providing information required by law or governmental regulation; and substantially complying with any second request for information pursuant to the Antitrust Laws. Notwithstanding anything to the contrary in this Section 5.6, neither the Acquiror nor Target nor any of their respective Subsidiaries shall be required to take any action that would reasonably be expected to substantially impair the overall benefits expected, as of the date hereof, to be realized from the consummation of the transactions contemplated hereby.

     (c) Notwithstanding anything to the contrary in Section 5.6(a) or (b), (i) neither Acquiror nor any of its Subsidiaries shall be required to divest any of their respective businesses, services, product lines or assets, or to take or agree to take any other action or agree to any limitation that, individually or in the aggregate, would have a Material Adverse Effect on Acquiror or of Acquiror combined with the Surviving Corporation after the Effective Time or
(ii) neither Target nor its Subsidiaries shall be required to divest any of their respective businesses, services, product lines or assets, or to take or agree to take any other action or agree to any limitation that, individually or in the aggregate, would have a Material Adverse Effect on Target.

     5.7 Legal Requirements. Each of Acquiror, Merger Sub and Target will, and will cause their respective Subsidiaries to, take all reasonable actions necessary to comply promptly with all legal requirements which may be imposed on them with respect to the consummation of the transactions contemplated by this Agreement and will promptly cooperate with and furnish information to any party hereto necessary in connection with any such requirements imposed upon such other party in connection with the consummation of the transactions contemplated by this Agreement and will take all reasonable actions necessary to obtain (and will cooperate with the other parties hereto in obtaining) any consent, approval, order or authorization of, or any registration, declaration or filing with, any Governmental Entity or other person, required to be obtained or made in connection with the taking of any action contemplated by this Agreement.

     5.8 Blue Sky Laws. Acquiror shall take such steps as may be necessary to comply with the securities and blue sky laws of all jurisdictions which are applicable to the issuance of any shares of Acquiror Common Stock in connection with the Merger. Target shall use its reasonable best efforts to assist Acquiror as may be necessary to comply with the securities and blue sky laws of all jurisdictions which are applicable in connection with the issuance of any shares of Acquiror Common Stock in connection with the Merger.

     5.9  Employee Benefit Plans.

     (a) Target represents and warrants to Acquiror that Schedule 5.9 of the Target Disclosure Schedules hereto sets forth a true and complete list as of the date hereof of all holders of outstanding options under the Target Stock Option Plans, including the number of shares of Target capital stock subject to each such option, the exercise or vesting schedule, the exercise price per share and the term of each such option. On the Closing Date, Target shall deliver to Acquiror an updated Schedule 5.9 of the Target Disclosure Schedules hereto current as of such date.

     (b) If the Cash Conversion Feature has not been triggered as provided in
Section 1.6(c) (Conversion of Target Common Shares), then at the Effective Time, each outstanding option to purchase Target Common Shares under the Target Stock Option Plans (other than those repurchased pursuant to Section 5.9(d)), whether vested or unvested, will be assumed by Acquiror. Each such option so assumed by Acquiror under this Agreement shall continue to have, and be subject to, the same terms and conditions set forth in the Target Stock Option Plans, immediately prior to the Effective Time, except that (i) such option will be exercisable for that number of shares of Acquiror Common Stock equal to the product of the number of Target Common Shares that were issuable upon exercise of such option immediately prior to the Effective Time multiplied by the Exchange Ratio, and (ii) the per share exercise price for the shares of Acquiror Common Stock issuable upon exercise of such assumed option will be equal to the quotient determined by dividing the exercise price per Target Common Share at which such option was exercisable immediately prior to the Effective Time by the Exchange Ratio. It is the intention of the parties that the options so assumed by Acquiror qualify, to the maximum extent permissible following the Effective Time as incentive stock options as defined in Section 422 of the Code to the extent such options qualified as incentive stock options prior to the Effective Time.

     (c) If the Cash Conversion Feature has been triggered as provided in
Section 1.6(c) (Conversion of Target Common Shares), then at the Effective Time, all outstanding and unexercised options to purchase Target Common Shares under the Target Stock Option Plans (other than those repurchased or to be repurchased pursuant to Section 5.9(d)) shall be canceled and extinguished and shall represent only the right to receive, upon surrender of each outstanding stock option agreement, cash in the amount set forth in Section 1.7(b) (Target Stock Option Plans) hereof. Upon surrender to Acquiror of each outstanding stock option agreement for cancellation and extinguishment, together with such other documents as may be reasonably requested by Acquiror, the holder of the stock options governed by such option agreement shall be entitled to receive in exchange therefor a company check of Acquiror in the aggregate amount of which such holder shall have become entitled to receive pursuant to Section 1.7(b) (Target Stock Option

Plans) for the options governed by such agreement, and the stock option agreement so surrendered shall forthwith be canceled and extinguished. No interest will be paid or accrued on any amount payable upon due surrender of such stock option agreement. Until so surrendered, each outstanding stock option will be deemed from and after the Effective Time, for all purposes, to evidence only the right to receive cash to which such holder would be entitled to receive pursuant to the procedures of this Section 5.9(c).

     (d) Notwithstanding anything in this Agreement to the contrary, Target shall be entitled, upon prior written notice to Acquiror, at or prior to the Effective Time, to repurchase and cancel any and all stock options outstanding under the Target Stock Option Plans so long as (i) the purchase price per share of any such option so repurchased does not exceed the difference between (A) the Target Stock Value minus (B) the exercise price per share of such option; (ii) the agreements or instruments evidencing such options are delivered to Target or valid and binding indemnities in favor of Target, the Surviving Corporation and Acquiror reasonably satisfactory to Acquiror are delivered to Target at or prior to the Effective Time by those holders of such options who cannot, because of loss, theft or damage, deliver the agreements or instruments evidencing such options to Target; and (iii) all obligations of Target, Acquiror and the Surviving Corporation under such options, other than payment of the purchase price for such options, are terminated at or prior to the Effective Time pursuant to valid and binding agreements in form and substance reasonably satisfactory to Acquiror.

     "Target Stock Value" shall mean (x) $15.60, if the Cash Conversion Feature has not been triggered as provided in Section 1.6(c) (Conversion of Target Common Shares) or (y) $14.50, if the Cash Conversion Feature has been triggered as provided in Section 1.6(c) (Conversion of Target Common Shares).

     (e) Acquiror may, in its sole discretion, at any time after the Effective Time, continue or terminate any or all of the Target Employee Plans; provided that if Acquiror terminates any Target Employee Plan, the affected employees of Target and its Subsidiaries (A) shall be entitled to participate in a similar employee plan of Acquiror, if such plan is offered by Acquiror, according to its respective terms and (B) shall be entitled to credit for all service with Target for purposes of eligibility and vesting in all Acquiror employee benefit plans that may be offered to former employees of Target from time to time.

     5.10  Letter of Acquiror's and Target's Accountants.

     (a) Acquiror shall use its reasonable best efforts to cause to be delivered to Target a Procedures Letter of Acquiror's independent auditors, dated a date within two business days before the date on which the Registration Statement shall become effective and addressed to Acquiror and Target, in form reasonably satisfactory to Target and customary in scope and substance for "comfort letters" delivered by independent public accountants in connection with registration statements similar to the Registration Statement.

     (b) Target shall use its reasonable best efforts to cause to be delivered to Acquiror a Procedures Letter of Target's independent auditors, dated a date within two business days before the date on which the Registration Statement shall become effective and addressed to Acquiror and Target, in form reasonably satisfactory to Acquiror and customary in scope and substance for comfort letters delivered by independent public accountants in connection with registration statements similar to the Registration Statement.

     5.11 Target Option Agreement. Concurrently with the execution of this Agreement, Target shall deliver to Acquiror an executed Target Option Agreement in the form of Exhibit A attached hereto. Target agrees to fully perform its obligations under the Target Option Agreement.

     5.12 Listing of Additional Shares. Prior to the Effective Time, Acquiror shall file with the NYSE a supplemental listing application with respect to the shares of Acquiror Common Stock that may be issuable upon conversion of the Target Common Shares in the Merger and upon exercise of the options under the Target Stock Option Plans assumed by Acquiror as provided in Section 5.9 (Employee Benefit Plans); provided, however, that Acquiror shall be entitled to withdraw such supplemental listing application if the Cash Conversion Feature has been triggered as provided in
Section 1.6 (Conversion of Target Common Shares).

     5.13 Stock Quotation. Acquiror shall continue to list the Acquiror Common Stock on the NYSE and Target shall continue the quotation of Target Common Shares on the Nasdaq National Market, in each case prior to the Effective Time.

     5.14  Indemnification of Directors and Officers.

     (a) Acquiror and the Surviving Corporation from and after the Effective Time assume and agree to be bound by any indemnification provisions now existing in the Articles of Incorporation or Bylaws of Target for the benefit of any individual who served as a director or officer of Target at any time prior to the Effective Time (the "Indemnified Parties"), which provisions shall survive the Merger and shall continue in full force and effect. The foregoing provisions of this Section 5.14(a) shall not prevent any amendment of such indemnification provisions in the articles of incorporation of the Surviving Corporation or any termination of such indemnification provisions as a result of a merger, dissolution or other similar transaction involving the Surviving Corporation; provided that any such amendment or termination shall not limit in any way the obligations of Acquiror and the Surviving Corporation to provide indemnification under this Section 5.14(a); and provided further that the indemnification provisions now existing in the Articles of Incorporation or Bylaws of Target shall be deemed to survive notwithstanding such amendment or termination.

     (b) For six years after the Effective Time, Acquiror will, and will cause the Surviving Corporation to use its reasonable best efforts to provide officers' and directors' liability insurance in respect of acts or omissions occurring on or prior to the Effective Time covering each such person currently covered by Target's officers' and directors' liability insurance policy on terms substantially similar to those of such policy in effect on the date hereof, provided that in satisfying its obligation under this Section 5.14, Acquiror shall not be obligated to cause the Surviving Corporation to pay premiums in excess of 150% of the amount per annum Target paid in its last full fiscal year, which amount has been disclosed to Acquiror, and if the Surviving Corporation is unable to obtain the insurance required by this Section 5.14, it shall obtain as much comparable insurance as possible for an annual premium equal to such maximum amount.

     (c) To the extent there is any claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time) against an Indemnified Party that arises out of or pertains to any action or omission in his or her capacity as director or officer of Target occurring prior to the Effective Time, or arises out of or pertains to the transactions contemplated by this Agreement for a period of six years after the Effective Time (whether arising before or after the Effective Time), in each case for which such Indemnified Party is indemnified under this Section 5.14, such Indemnified Party shall be entitled to be represented by counsel, which counsel shall be counsel of the Acquiror (provided that if use of counsel of the Acquiror would be expected under applicable standards of professional conduct to give rise to a conflict between the position of the Indemnified Person and of the Acquiror, the Indemnified Party shall be entitled instead to be represented by counsel selected by the Indemnified Party and reasonably acceptable to Acquiror). Following the Effective Time the Surviving Corporation and Acquiror shall pay the reasonable fees and expenses of such counsel with respect to a claim for which such Indemnified Party is indemnified under this Section 5.14 promptly after statements therefor are received and the Surviving Corporation and Acquiror will cooperate in the defense of any such matter; provided, however, that neither the Surviving Corporation nor Acquiror shall be liable for any settlement effected without its written consent (which consent shall not be unreasonably withheld); and provided, further, that, in the event that any claim or claims for indemnification are asserted or made within such six year period, all rights to indemnification in respect to any such claim or claims shall continue until the disposition of any and all such claims. The Indemnified Parties as a group may retain only one law firm (in addition to local counsel) to represent them with respect to any single action unless there is, under applicable standards of professional conduct, a conflict on any significant issue between the position of any two or more Indemnified Parties.

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

     5.15 Best Efforts and Further Assurances. Each of the parties to this Agreement shall use its reasonable best efforts to effectuate the transactions contemplated hereby and to fulfill and cause to be fulfilled the conditions to closing under this Agreement. Each party hereto, at the reasonable request of another party hereto, shall execute and deliver such other instruments and do and perform such other acts and things as may be necessary or desirable for effecting completely the consummation of this Agreement and the transactions contemplated hereby.

     5.16 Form S-8; Reservation of Shares. Acquiror agrees to use its reasonable best efforts to file as soon as reasonably practicable after the Closing Date, a registration statement on Form S-8 covering the shares of Acquiror Common Stock issuable (but not previously issued) pursuant to outstanding stock options under the Target Stock Option Plans assumed by Acquiror. Target shall cooperate with and assist Acquiror in the preparation of such registration statement. Promptly after the Closing Date, Acquiror shall reserve that number of shares of Acquiror Common Stock equal to the number of shares of Acquiror Common Stock issuable (but not previously issued) pursuant to outstanding stock options under the Target Stock Option Plans assumed by Acquiror.

     5.17 Tax-Free Status. No party shall, nor shall any party permit any of its Subsidiaries to take any actions which would, or would be reasonably likely to, adversely affect the status of the Merger as a tax-free transaction (except as to Dissenting Shares and fractional shares) under Section 368(a) of the Code, and each party shall use all reasonable efforts to achieve such result; provided, however, that this Section 5.17 shall not apply during such time as the Cash Conversion Feature has been triggered as provided in Section 1.6(c) (Conversion of Target Common Shares).

                                   ARTICLE VI

                            CONDITIONS TO THE MERGER

     6.1 Conditions to Obligations of Each Party to Effect the Merger. The respective obligations of each party to this Agreement to consummate and effect this Agreement and the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, by agreement of all the parties hereto:

     (a) Shareholder Approval. This Agreement and the Merger shall have been approved and adopted by the requisite vote of the shareholders of Target under Ohio Law.

     (b) Registration Statement Effective. The SEC shall have declared the Registration Statement effective. Unless the Cash Conversion Feature has been triggered as provided in Section 1.6 (Conversion of Target Common Shares), no stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued and no proceeding for that purpose shall have been initiated or threatened by the SEC. No similar proceeding shall have been issued, initiated or threatened in respect of the Proxy Statement, whether or not the Cash Conversion Feature has been triggered. All requests for additional information on the part of the SEC shall have been complied with to the reasonable satisfaction of the parties hereto.

     (c) No Injunctions or Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Merger shall be in effect, nor shall any proceeding brought by an administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, seeking any of the foregoing be pending; nor shall there be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger, which makes the consummation of the Merger illegal. In the event an injunction or other order shall have been issued, each party agrees to use its reasonable best efforts to have such injunction or other order lifted.

     (d) Governmental Approval. Acquiror, Target and Merger Sub and their respective Subsidiaries shall have timely obtained from each Governmental Entity all approvals, waivers and consents necessary for consummation of or in connection with the Merger and the several transactions contemplated hereby, which approvals, waivers and consents consist solely of those required under the Securities Act, under state Blue Sky laws, and under HSR.

     (e) Tax Opinion. Unless the Cash Conversion Feature has been triggered as provided in Section 1.6 (Conversion of Target Common Shares), Acquiror and Target shall have received the written opinion of Squire, Sanders & Dempsey, respectively, in form and substance reasonably satisfactory to them, and dated on or about the date of and referred to in the Proxy Statement as first mailed to shareholders of Target and shall be to the effect that the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code, and such opinions shall not have been withdrawn. In rendering such opinion, counsel shall be entitled to rely upon, among other things, reasonable assumptions as well as representations of Acquiror, Merger Sub and Target and certain shareholders of Target.

     6.2 Additional Conditions to Obligations of Target. The obligations of Target to consummate and effect this Agreement and the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, by
Target:

     (a) Representations, Warranties and Covenants. (i) The representations and warranties of Acquiror and Merger Sub in this Agreement shall be true and correct in all material respects (except for such representations and warranties that are qualified by their terms by a reference to materiality or Material Adverse Effect on Acquiror, which representations and warranties as so qualified shall be true and correct in all respects) on and as of the date hereof and the Effective Time as though such representations and warranties were made on and as of such times and (ii) Acquiror and Merger Sub shall have performed and complied in all material respects with all covenants, obligations and conditions of this Agreement required to be performed and complied with by them as of the Effective Time.

     (b) Certificate of Acquiror. Target shall have been provided with a certificate executed on behalf of Acquiror by its President and its Chief Financial Officer certifying that the condition set forth in Section 6.2(a) (Additional Conditions to Obligations of Target- Representations, Warranties and Covenants) shall have been fulfilled.

     (c) Third Party Consents. Acquiror shall have obtained, and Target shall have been furnished with evidence satisfactory to it of, the consents or approvals set forth on Schedule 3.3 of the Acquiror Disclosure Schedules, except where failure to obtain such consents or approvals would not have a Material Adverse Effect on Acquiror.

     6.3 Additional Conditions to the Obligations of Acquiror and Merger Sub. The obligations of Acquiror and Merger Sub to consummate and effect this Agreement and the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, by Acquiror:

     (a) Representations, Warranties and Covenants. (i) The representations and warranties of Target in this Agreement shall be true and correct in all material respects (except for such representations and warranties that are qualified by their terms by a reference to materiality or Material Adverse Effect which representations and warranties as so qualified shall be true and correct in all respects) on and as of the date hereof and the Effective Time as though such representations and warranties were made on and as of such times and (ii) Target shall have performed and complied in all material respects with all covenants, obligations and conditions of this Agreement required to be performed and complied with by it as of the Effective Time.

     (b) Certificate of Target. Acquiror shall have been provided with a certificate executed on behalf of Target by its President and Chief Financial Officer certifying that the condition set forth in Section 6.3(a) (Additional Conditions to the Obligations of Acquiror and Merger Sub -- Representations, Warranties and Covenants) shall have been fulfilled.

     (c) Third Party Consents. Target shall have obtained, and Acquiror shall have been furnished with evidence satisfactory to it of, the consents or approvals set forth on Schedule 2.3 of the Target Disclosure Schedules, except where failure to obtain such consents or approvals would not have a Material Adverse Effect on Target.

     (d) Injunctions or Restraints on Conduct of Business. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint provision limiting or restricting Acquiror's conduct or operation of the business of Target and its Subsidiaries, following the Merger shall be in effect, nor shall any proceeding brought by an administrative agency or commission or other Governmental Entity, domestic or foreign, seeking the foregoing be pending.

     (e) No Material Adverse Changes. There shall not have occurred any Material Adverse Effect with respect to Target.

     (f) FIRPTA Certificate. Target shall, prior to the Closing Date, provide Acquiror with a properly executed FIRPTA Notification Letter, substantially in the form of Exhibit D attached hereto, which states that shares of capital stock of Target do not constitute "United States real property interests" under
Section 897(c) of the Code, for purposes of satisfying Acquiror's obligations under Treasury Regulation Section 1.14452(c)(3). In addition, simultaneously with delivery of such Notification Letter, Target shall have provided to Acquiror, as agent for Target, a form of notice to the Internal Revenue Service in accordance with the requirements of Treasury Regulation Section 1.8972(h)(2) and substantially in the form of Exhibit D attached hereto along with written authorization for Acquiror to deliver such notice form to the Internal Revenue Service on behalf of Target upon the Closing of the Merger.

     (g) Employment. Each of the employees of Target set forth on Schedule 6.3(g) of the Target Disclosure Schedules shall not have revoked his employment arrangement with Acquiror as agreed to in writing on the date hereof.

     (h) Termination of Certain Agreements. That certain shareholders agreement by and among Larry R. Linhart, Robert L. Powelson, E. Len Gibson and Target dated as of August 19, 1994 shall have been terminated, and Target shall have no liability or obligations whatsoever under such agreement.

     (i) Resignations. Acquiror shall have received the written resignations, effective as of the Effective Time, of each director and officer (or equivalent positions) of Target and its Subsidiaries other than those whom Acquiror shall have specified in writing at least five (5) business days prior to the Closing Date.

     (j) Comfort Letter. Ernst & Young LLP shall have performed a review of Target's consolidated balance sheet(s) and consolidated statements of operations and cash flows for all fiscal quarters of Target ending after March 28, 1999 (the "Quarterly Financial Statements") and before the Effective Time that satisfies the requirements of Statement on Auditing Standards No. 71; provided, however, that Target shall be required to make Quarterly Financial Statements for any fiscal quarter of Target available to Ernst & Young LLP for its review so that Ernst & Young LLP shall be able to deliver a report on its review of such Quarterly Financial Statements, prior to the 30th day following the last day of such fiscal quarter. Ernst & Young LLP shall also have delivered to Acquiror a "comfort letter" that satisfies the requirements of Statement on Auditing Standards No. 72 with respect to any such Quarterly Financial Statements and all unaudited consolidated monthly financial statements of Target, which Target agrees to prepare consistent with its past practice, between the last day of the most recently completed fiscal quarter of Target but prior to the Effective Time. The comfort letter shall be in customary form and substance and will identify any changes in capital stock and consolidated long-term debt, total liabilities, shareholders' equity and accounts receivable of Target in compliance with Statement on Auditing Standards No. 72 and will follow such other procedures reasonably acceptable to Target as shall have been specified by Acquiror in writing to Ernst & Young LLP two business days prior to the date on which the Registration Statement shall have become effective.

                                  ARTICLE VII

                       TERMINATION, AMENDMENT AND WAIVER

     7.1 Termination. At any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Merger by the shareholders of Target, this Agreement may be terminated:

     (a) by mutual consent of Acquiror and Target;

     (b) by either Acquiror or Target, if, without fault of the terminating party, the Closing shall not have occurred on or before October 15, 1999 (provided a later date may be agreed upon in writing by the parties hereto; and provided further that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose action or failure to act has been the cause of or resulted in the failure of the Merger to occur on or before such date and such action or failure to act constitutes a breach of this Agreement);

     (c) by Acquiror, if (i) Target shall breach (or shall materially breach with respect to such representations, warranties and obligations that are not qualified by their terms by a reference to materiality or Material Adverse Effect) any of its representations, warranties or obligations hereunder and such breach shall not have been cured, or cannot be cured, within ten (10) business days of receipt by Target of written notice of such breach, (ii) the Board of Directors of Target shall have withdrawn or modified its recommendation of this Agreement or the Merger in a manner adverse to Acquiror or shall have resolved to do any of the foregoing, or (iii) for any reason Target fails to call the Target Shareholders Meeting on or before July 31, 1999 or hold the Target Shareholders Meeting on or before August 31, 1999;

     (d) by Target, if Acquiror shall breach (or shall materially breach with respect to such representations, warranties and obligations that are not qualified by their terms by a reference to materiality or Material Adverse Effect) any of its representations, warranties or obligations hereunder and such breach shall not have been cured, or cannot be cured, within ten (10) business days following receipt by Acquiror of written notice of such breach;

     (e) by Acquiror if a Trigger Event or Takeover Proposal shall have occurred and the Board of Directors of Target in connection therewith, does not within ten (10) business days of such occurrence (i) reconfirm its approval and recommendation of this Agreement and the transactions contemplated hereby, and
(ii) reject such Takeover Proposal or Trigger Event (in the case of a Trigger Event involving a tender or exchange offer);

     (f) by Target if a Superior Proposal shall have occurred; provided that Target shall have provided Acquiror at least five (5) business days prior notice of the terms of the Superior Proposal and Target shall have paid Acquiror the amounts set forth in Section 7.3(b) (Expenses and Termination Fees); or

     (g) by either Acquiror or Target if (i) any permanent injunction or other order of a court or other competent authority preventing the consummation of the Merger shall have become final and non-appealable or (ii) if any required approval of the shareholders of Target shall not have been obtained by reason of the failure to obtain the required vote upon a vote held at a duly held meeting of shareholders or at any adjournment thereof.

     7.2 Effect of Termination. In the event of termination of this Agreement as provided in Section 7.1 (Termination), this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Acquiror, Merger Sub or Target or their respective officers, directors, stockholders or affiliates, except to the extent that such termination results from the breach by a party hereto of any of its representations, warranties or covenants set forth in this Agreement; provided that, the provisions of Section 5.4 (Confidentiality), Section 7.3 (Expenses and Termination Fees) and this Section
7.2 shall remain in full force and effect and survive any termination of this Agreement.

     7.3  Expenses and Termination Fees.

     (a) Subject to subsections (b), (c), (d) and (e) of this Section 7.3, whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby (including, without limitation, the fees and expenses of its advisers, accountants and legal counsel) shall be paid by the party incurring such expense, except that expenses incurred in connection with printing the proxy materials and the Registration Statement, registration and filing fees incurred in connection with the Registration Statement, the proxy materials and the listing of additional shares pursuant to Section 5.12 (Listing of Additional Shares) and fees, costs and expenses associated with compliance with applicable state securities laws in connection with the Merger shall be shared equally by Target and Acquiror.

     (b) In the event that (i) Acquiror shall terminate this Agreement pursuant to Section 7.1(e) (Termination) or Target shall terminate this Agreement pursuant to Section 7.1(f) (Termination), (ii) Acquiror shall terminate this Agreement pursuant to Section 7.1(c)(ii) (Termination), (iii) either Acquiror or Target shall terminate this Agreement pursuant to Section 7.1(g)(ii) (Termination) following a failure of the shareholders of Target to approve this Agreement and, prior to the time of the meeting of Target's shareholders, there shall have been (A) a Trigger Event with respect to Target or (B) a Takeover Proposal with respect to Target which at the time of the Target Shareholders Meeting shall not have been rejected by Target, or (iv) Acquiror shall terminate this Agreement pursuant to Section 7.1(c)(i) or (c)(iii) (Termination), due in whole or in part to any failure by Target to use its reasonable best efforts to perform and comply with all agreements and conditions required by this Agreement to be performed or complied with by Target prior to or on the Closing Date or any failure by Target's affiliates to take any actions required to be taken hereby, and prior thereto there shall have been (A) a Trigger Event with respect to Target or (B) a Takeover Proposal with respect to Target which shall not have been rejected by Target, then Target shall reimburse Acquiror for all of the out-of-pocket costs and expenses up to an aggregate of $1,000,000 incurred by Acquiror in connection with this Agreement and the transactions contemplated hereby (including, without limitation, the fees and expenses of its advisors, accountants and legal counsel), and, in addition to any other remedies Acquiror may have, Target shall pay to Acquiror the sum of $2,500,000 no later than two
(2) business days thereafter.

     (c) In the event that (i) Acquiror shall terminate this Agreement pursuant to Section 7.1(c) (Termination) under circumstances not described in Section 7.3(b)(ii) or (b)(iv) (Expenses and Termination Fees) or (ii) Acquiror shall terminate this Agreement pursuant to Section 7.1(g)(ii) (Termination) under circumstances not described in Section 7.3(b)(iii) (Expenses and Termination
Fees), Target shall promptly reimburse Acquiror for all of the out-of-pocket costs and expenses incurred by Acquiror in connection with this Agreement and the transactions contemplated hereby (including, without limitation, the fees and expenses of its advisors, accountants and legal counsel); and, in the event
(A) any Takeover Proposal or Trigger Event is consummated (as defined in Section 7.3(g) (Expenses and Termination Fees)) by or with any Person that made a Takeover Proposal prior to termination of this Agreement or that caused a Trigger Event prior to such termination, or any Affiliate of any such Person, within twelve months of the later of, or (B) any other Takeover Proposal or Trigger Event not described in clause (A) is consummated (as defined in Section 7.3(g) (Expenses and Termination Fees)) within six months of, the later of, (x) such termination of this Agreement and (y) the payment of the above described expenses, Target shall pay to Acquiror the additional sum of $2,500,000 (less any amounts paid by Target to Acquiror under Section 7.3(b) (Expenses and Termination Fees)) no later than two (2) business days thereafter.

     (d) In the event that Target shall terminate this Agreement pursuant to
Section 7.1(d) (Termination), in addition to any other remedies Target may have, Acquiror shall promptly reimburse Target for all of the out-of-pocket costs and expenses up to an aggregate of $1,000,000 incurred by Target in connection with this Agreement and the transactions contemplated hereby (including, without limitation, the fees and expenses of its advisors, accountants and legal counsel).

     (e) As used herein, a "Trigger Event" shall occur if any Person (as that term is defined in Section 13(d) of the Exchange Act and the regulations promulgated thereunder) acquires securities representing 15% or more, or commences a tender or exchange offer following the successful consummation of which the offeror and its affiliate would beneficially own securities representing 15% or more, of the voting power of Target; provided, however, a Trigger Event shall not be deemed to include the acquisition by any Person of securities representing 15% or more of Target if such Person has acquired such securities not with the purpose nor with the effect of changing or influencing the control of Target, nor in connection with or as a participant in any transaction having such purpose or effect, including without limitation not in connection with such Person (i) making any public announcement with respect to the voting of such shares at any meeting to consider any merger, consolidation, sale of substantial assets or other business combination or extraordinary transaction involving Target, (ii) making, or in any way participating in, any "solicitation" of "proxies" (as such terms are defined or used in Regulation 14A under the Exchange Act) to vote any voting securities of Target (including, without limitation, any such solicitation subject to Rule 14a-11 under the Exchange Act) or seeking to advise or influence any Person with respect to the voting of any voting securities of Target, directly or indirectly, relating to a merger or other business combination involving Target or the sale or transfer of a significant portion of assets (excluding the sale or disposition of assets in the ordinary course of business) of Target, (iii) forming, joining or in any way participating in any "group" within the meaning of Section 13(d)(3) of the Exchange Act with respect to any voting securities of Target, directly or indirectly, relating to a merger or other business combination involving Target or the sale or transfer of a significant portion of assets (excluding the sale or disposition of assets in the ordinary course of business) of Target, or (iv) otherwise acting, alone or in concert with others, to seek control of Target or to seek to control or influence the management or policies of Target.

     (f) For purposes of this Agreement, "Takeover Proposal" means any bona fide indication of interest, proposal or offer from any person relating to any direct or indirect acquisition or purchase of more than 15% of the assets of Target and its Subsidiaries, taken as a whole, or more than 15% of the voting power of the Target Common Shares then outstanding or any merger, consolidation, business combination, share exchange, recapitalization, liquidation, dissolution or similar transaction involving Target, other than the transactions contemplated by this Agreement.

     (g) For purposes of Section 7.3(c) (Expenses and Termination Fees) above,
(A) "consummation" of a Takeover Proposal shall occur on the date a written agreement is entered into with respect to a merger or other business combination involving Target or the acquisition of 15% or more of the outstanding shares of capital stock of Target, or sale or transfer of any material assets (excluding the sale or disposition of assets in the ordinary course of business) of Target or any of its Subsidiaries and (B) "consummation" of a Trigger Event shall occur on the earlier of (i) the date any Person (other than any shareholder which currently owns 15% or more of the outstanding shares of capital stock of Target, so long as such shareholder does not acquire beneficial ownership of more than an additional 5% of the outstanding shares of capital stock of Target) or any of its affiliates or associates commences a tender or exchange offer for securities representing 15% or more of the voting power of Target or (ii) the date such Person acquires beneficial ownership of securities representing 15% or more of the voting power of Target.

     7.4 Amendment. The boards of directors or other governing bodies of the parties hereto may cause this Agreement to be amended at any time by execution of an instrument in writing signed on behalf of each of the parties hereto; provided that an amendment made subsequent to adoption of the Agreement by the stockholders of Target or Merger Sub shall not (i) alter or change the amount or kind of consideration to be received on conversion of the Target Common Shares,
(ii) alter or change any term of the articles of incorporation of the Surviving Corporation to be effected by the Merger, or (iii) alter or change any of the terms and conditions of the Agreement if such alteration or change would materially and adversely affect the holders of Target Common Shares or Merger Sub Common Stock.

     7.5 Extension; Waiver. At any time prior to the Effective Time any party hereto may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto,
(ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

                                  ARTICLE VIII

                               GENERAL PROVISIONS

     8.1 Survival at Effective Time. The representations, warranties, covenants and agreements set forth in this Agreement shall terminate at the Effective Time, except (i) that the agreements set forth in Article I, Section 5.4 (Confidentiality), 5.9 (Employee Benefit Plans), 5.12 (Listing of Additional Shares), 5.14 (Indemnification of Directors and Officers), 5.15 (Best Efforts and Further Assurances), 7.3 (Expenses and Termination Fees), 7.4 (Amendment), and this Article VIII shall survive the Effective Time.

     8.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or mailed by registered or certified mail (return receipt requested) or sent via facsimile (with confirmation of receipt) to the parties at the following address (or at such other address for a party as shall be specified by like notice):

     if to Acquiror or Merger
Sub, to:                        Tandy Corporation
                                 100 Throckmorton Street, Suite 1900
                                 Fort Worth, Texas 76102
                                 Attention: Mark C. Hill
                                 Facsimile No.: (817) 415-3926
                                 Telephone No.: (817) 415-3700

     with a copy to:            Haynes and Boone, LLP
                                 901 Main Street, Suite 3100
                                 Dallas, Texas 75202
                                 Attention: Michael M. Boone
                                 Facsimile No.: (214) 651-5940
                                 Telephone No.: (214) 651-5000

     if to Target, to:          AmeriLink Corporation
                                 1900 E. Dublin -- Granville, Road
                                 Columbus, Ohio 43229
                                 Attention: Larry R. Linhart
                                 Facsimile No.: (614) 895-7436
                                 Telephone No.: (614) 895-1313

     with a copy to:            Squire, Sanders & Dempsey L.L.P.
                                 1300 Huntington Center
                                 41 South High Street
                                 Columbus, Ohio 43215
                                 Attention: Richard W. Rubenstein
                                 Facsimile No.: (614) 365-2499
                                 Telephone No.: (614) 365-2700

     8.3 Interpretation. When a reference is made in this Agreement to Exhibits or Schedules, such reference shall be to an Exhibit or Schedule to this Agreement unless otherwise indicated. The word "person" in this Agreement shall mean an individual, corporation, limited liability company, partnership, joint venture, association, trust, unincorporated organization, Governmental Entity or other entity. The words "include," "includes" and "including" when used herein shall be deemed in each case to be followed by the words "without limitation." The phrase "made available" in this Agreement shall mean that the information referred to has been made available if requested by the party to whom such information is to be made available. The phrases "the date of this Agreement", "the date hereof", and terms of similar import, unless the context otherwise requires, shall be deemed to refer to May 20, 1999. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

     8.4 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

     8.5 Entire Agreement; Nonassignability; Parties in Interest. This Agreement and the documents and instruments and other agreements specifically referred to herein or delivered pursuant hereto, including the Exhibits, and the Target Disclosure Schedules (a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, except for the Confidentiality Provisions, which shall continue in full force and effect; (b) are not intended to confer upon any other person any rights or remedies hereunder, except as set forth in Sections 1.6 (Conversion of Target Common Shares), 5.14 (Indemnification of Directors and Officers) and 7.2 (Effect of Termination); and (c) shall not be assigned by operation of law or otherwise except as otherwise specifically provided.

     8.6 Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

     8.7 Remedies Cumulative. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

     8.8 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Ohio applicable to agreements made and to be performed entirely within the State of Ohio without regard to any applicable conflicts of law rules.

     8.9 Rules of Construction. The parties hereto agree that they have been represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

     IN WITNESS WHEREOF, Target, Acquiror and Merger Sub have caused this Agreement to be executed and delivered by their respective officers thereunto duly authorized, all as of the date first written above.

                                            AMERILINK CORPORATION

                                            By:    /s/ LARRY R. LINHART
                                              ----------------------------------
                                                Name: Larry R. Linhart
                                                Title: President

                                            TANDY CORPORATION

                                            By:   /s/ LEONARD H. ROBERTS
                                              ----------------------------------
                                                Name: Leonard H. Roberts
                                                Title: Chairman, President & CEO

                                            LWT, INC.

                                            By:      /s/ MARK C. HILL
                                              ----------------------------------
                                                Name: Mark C. Hill
                                                Title: President & Secretary

                                    ANNEX B

                            FORM OF VOTING AGREEMENT

     This VOTING AGREEMENT (the "Agreement"), is made and entered into as of May
20, 1999, between                ("Shareholder"), a shareholder of AmeriLink
Corporation, an Ohio corporation ("Target"), and Tandy Corporation, a Delaware corporation ("Acquiror").

     WHEREAS, concurrently with the execution and delivery of this Agreement, Target and Acquiror are entering into an Agreement and Plan of Reorganization dated as of the date hereof (the "Reorganization Agreement"), providing for the merger of a wholly owned subsidiary of Acquiror with and into Target (the "Merger") pursuant to the terms and conditions thereof; and

     WHEREAS, as a condition and an inducement to Acquiror entering into the Reorganization Agreement, pursuant to which Shareholder will receive the consideration provided for in the Reorganization Agreement in exchange for the common shares, without par, of Target (the "Target Common Shares") owned by Shareholder, Acquiror has required that Shareholder agree, and Shareholder has so agreed, to enter into this Agreement;

     NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants and agreements set forth herein and in the Reorganization Agreement, the receipt, sufficiency and adequacy of which is hereby acknowledged, the parties hereto agree as follows:

     1. Representations of the Shareholder. Shareholder represents and warrants to Acquiror that Shareholder:

     (a) is the beneficial owner of that number of Target Common Shares set forth on Exhibit A (collectively, the "Shareholder's Shares"), and no other person owns, directly or indirectly, any interest in the Shareholder's Shares;

     (b) does not beneficially own (as such term is defined in the Securities Exchange Act of 1934, as amended (the "Exchange Act")) or own of record any Target Common Shares other than the Shareholder's Shares, but excluding any Target Common Shares which Shareholder has the right to obtain upon the exercise of stock options outstanding on the date hereof;

     (c) has the right, power and authority to execute and deliver this Agreement and to perform Shareholder's obligations under this Agreement, and this Agreement has been duly executed and delivered by Shareholder and constitutes a valid and legally binding agreement of Shareholder, enforceable in accordance with its terms; and such execution, delivery and performance by Shareholder of this Agreement will not (i) conflict with, require a consent, waiver or approval under, or result in a breach of or default under, any of the terms of any contract, agreement, understanding, commitment or other obligation (written or oral) to which Shareholder is a party or by which Shareholder is bound; (ii) violate any order, judgment, writ, injunction, decree or statute, or any rule or regulation, applicable to Shareholder or any of the properties or assets of Shareholder (including without limitation any provision of the Ohio General Corporation Law applicable to a business combination, control share acquisition or similar transaction); or (iii) result in the creation of, or impose any obligation on Shareholder to create, any lien, charge or other encumbrance of any nature whatsoever upon the Shareholder's Shares, other than in favor of Acquiror or its affiliates; and

     (d) Shareholder has not granted any proxy to any person to vote the Shareholder's Shares.

     The representations and warranties contained herein shall be made as of the date hereof and as of each date from the date hereof through and including the date that the Merger is consummated or this Agreement is terminated in accordance with its terms.

     2. Agreement to Vote Shares. Shareholder shall be present (in person or by proxy) at and vote the Shareholder's Shares (including any New Shares (as defined in Section 4 hereof)), and shall cause any holder of record of the Shareholder's Shares (including any New Shares) to be present and vote, (a) in favor of adoption and approval of the Reorganization Agreement and the Merger (and each other action and transaction contemplated by the Reorganization Agreement or by this Agreement) and (b) against any Takeover Proposal (as defined in the Reorganization Agreement) other than the Merger (or any other Takeover Proposal of Acquiror) and against any proposed action or transaction that would prevent or intentionally delay consummation of the Merger (or other Takeover Proposal of Acquiror) or is otherwise inconsistent therewith (including, without limitation,
(A) any action or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of Target under the Reorganization Agreement or of Shareholder under this Agreement, (B) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving Target or its Subsidiaries (as defined in the Reorganization Agreement), (C) a sale, lease or transfer of a material amount of assets of Target or its Subsidiaries, or a reorganization, recapitalization, dissolution or liquidation of Target or its Subsidiaries,
(D)(1) any change in the present capitalization of Target or any amendment of Target's Articles of Incorporation or Code of Regulations, (2) any other material change in Target's corporate structure or business, or (3) any other action involving Target or its Subsidiaries which is intended, or could reasonably be expected, to materially delay or materially and adversely affect the Merger and the transactions contemplated by this Agreement and the Reorganization Agreement at every meeting of the shareholders of Target at which any such matters are considered and at every adjournment thereof (and, if applicable, in connection with any request or solicitation of written consents of shareholders). Notwithstanding anything in this Agreement to the contrary, Shareholder shall not be obligated under this Agreement to vote a particular way with respect to the election of directors of Target, and Acquiror shall not have any right under this Agreement to exercise or direct the exercise of any voting rights with respect to the election of directors of Target.

     Any such vote shall be cast, or consent shall be given, in accordance with such procedures relating thereto as shall ensure that it is duly counted for purposes of determining that a quorum is present and for purposes of recording the results of such vote or consent. Shareholder hereby revokes any and all previous proxies granted with respect to the Shareholder's Shares. Shareholder shall also use reasonable best efforts to take, or cause to be taken, all action, and do, or cause to be done, all things necessary or advisable in order to consummate and make effective the transactions contemplated by this Agreement, and shall not enter into any agreement or understanding with any person or entity the effect of which would be inconsistent with or violative of the provisions and agreements contained in this Agreement.

     3. No Voting Trusts. After the date hereof, Shareholder shall not, nor shall Shareholder permit any entity under Shareholder's control to, deposit any of the Shareholder's Shares (including any New Shares) in a voting trust or subject any of the Shareholder's Shares (including any New Shares) to any lien or agreement, proxy, arrangement or understanding with respect to the voting of the Shareholder's Shares (including any New Shares) other than in accordance with Section 2.

     4. Additional Purchases. Shareholder agrees that in the event (a) of any stock dividend, stock split, recapitalization, reclassification, combination or exchange of shares of stock of Target on, of or affecting the Shareholder's Shares, (b) Shareholder purchases or otherwise acquires beneficial ownership of any Target Common Shares after the execution of this Agreement (including by exercise of options), or (c) Shareholder acquires the right to vote or share in the voting of any Target Common Shares other than the Shareholder's Shares theretofore beneficially owned (collectively, "New Shares"), such New Shares shall in all respects be subject to the terms of this Agreement and shall in all respects constitute the Shareholder's Shares to the same extent as if they were owned by Shareholder on the date hereof.

     5. No Encumbrances.

     (a) Except as expressly contemplated by this Agreement, the Shareholder's Shares and the certificates representing the Shareholder's Shares are now, and at all times during the term hereof shall be, held by Shareholder, or by a nominee or custodian for the benefit of Shareholder, free and clear of all liens, claims, security interests, proxies, voting trusts or agreements, understandings or arrangements or any other encumbrances whatsoever (other than to the extent set forth on Schedule 1 to this Agreement), except for any such encumbrances or proxies arising hereunder.

     (b) Notwithstanding the foregoing, Shareholder shall be permitted to sell (or pledge to Target in support of a loan) such portion of New Shares (but may not sell any New Shares to Target or its Subsidiaries (as defined in the Reorganization Agreement)) solely to pay the exercise price of any employee stock options and tax liabilities in respect of an exercise of employee stock options; provided that any such New Shares sold (or pledged) shall be subject to the terms of this Agreement.

     6. No Solicitation. Shareholder shall not, directly or indirectly (i) take any action to solicit, initiate or encourage any Takeover Proposal (as defined in the Reorganization Agreement) or (ii) engage in negotiations or discussions with, or disclose any nonpublic information relating to Target or any of its Subsidiaries, to any person that has advised Target that it may be considering making, or that has made, a Takeover Proposal. Shareholder will promptly notify Acquiror after receipt of any Takeover Proposal or any notice that any person is considering making a Takeover Proposal or any request for nonpublic information relating to Target or any of its Subsidiaries or for access to the properties, books or records of Target or any of its Subsidiaries by any person that has advised Target that it may be considering making, or that has made a Takeover Proposal and will keep Acquiror fully informed of the status and details of any such Takeover Proposal notice, and shall provide Acquiror with a true and complete copy of such Takeover Proposal notice or any amendment thereto, if it is in writing, or a complete written summary thereof, if it is not in writing.

     7. Appraisal Rights. Shareholder agrees not to exercise any rights (including, without limitation, under Sections 1701.84 and 1701.85 of the Ohio General Corporation Law) to demand appraisal of any Target Common Shares which may arise with respect to the Merger.

     8. Reliance by Acquiror. Shareholder understands and acknowledges that Acquiror is entering into the Reorganization Agreement in reliance upon Shareholder's execution, delivery and performance of this Agreement.

     9. Action in Shareholder Capacity Only. Shareholder does not hereunder make any agreement or understanding in his or her capacity as an officer or director of Target. Shareholder signs this Agreement solely in Shareholder's capacity as a beneficial owner of the Shares, and nothing herein shall limit or affect any actions taken in Shareholder's capacity as an officer or director of Target.

     10. Specific Performance. Shareholder acknowledges that it will be impossible to measure in money the damage to the Acquiror if Shareholder fails to comply with any of the obligations imposed by this Agreement, that every such obligation is material and that, in the event of any such failure, Acquiror will not have an adequate remedy at law or damages. Accordingly, Shareholder agrees that injunctive relief or other equitable remedy, in addition to remedies at law or damages, is the appropriate remedy for any such failure and will not oppose the granting of such relief on the basis that Acquiror has an adequate remedy at law. Shareholder agrees that Shareholder will not seek, and agrees to waive any requirement for, the securing or posting of a bond in connection with Acquiror's seeking or obtaining such equitable relief.

     11. Heirs, Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors and assigns and shall not be assignable without the written consent of all other parties hereto other than any assignment in whole or in part by Acquiror. Any such purported assignment in violation of this Section 11 shall be void.

     12. Entire Agreement. This Agreement supersedes all prior agreements, written or oral, among the parties hereto with respect to the subject matter hereof and contains the entire agreement among the parties with respect to the subject matter hereof. This Agreement may not be amended, supplemented or modified, and no provisions hereof may be modified or waived, except by an instrument in writing signed by all the parties hereto. No waiver of any provisions hereof by any party shall be deemed a waiver of any other provisions hereof by any such party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such party.

     13. Miscellaneous.

     (a) Expenses. Each of the parties hereto shall bear and pay all costs and expenses incurred by it or on its behalf in connection with the negotiation of this Agreement, including fees and expenses of its own financial consultants, investment bankers, accountants and counsel.

     (b) Amendment. This Agreement may not be amended, except by an instrument in writing signed on behalf of each of the parties.

     (c) Governing Law. This Agreement shall be deemed a contract made under, and for all purposes shall be construed in accordance with, the internal laws of the State of Ohio without regard to principles of conflicts of law.

     (d) Severability. If any provision of this Agreement or the application of such provision to any person or circumstances shall be held invalid by a court of competent jurisdiction, the remainder of the provision held invalid and the application of such provision to persons or circumstances, other than the party as to which it is held invalid, shall not be affected.

     (e) Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

     (f) Termination. This Agreement shall terminate and be of no further force and effect upon the earliest to occur of (A) the Effective Time (as defined in the Reorganization Agreement), (B) the termination of the Reorganization Agreement pursuant to Section 7.1 thereof (other than a termination in connection with which Acquiror is or will be entitled to any payments as specified in Sections 7.3(b) or (c) thereof); (C) 181 days following any termination of the Reorganization Agreement in connection with which Acquiror is or will be entitled to a payment as specified in Section 7.3(b) thereof; (D) 12 months and one day following any termination of the Reorganization Agreement in connection with which Acquiror is or could be entitled to a payment as specified in Section 7.3(c) thereof; (E) the day after the date on which Target pays Acquiror the $2,500,000 termination fee and all other amounts payable to Acquiror pursuant to Section 7.3(b) or 7.3(c) of the Reorganization Agreement; or (F) the date Acquiror specifies in a written notice of termination of this Agreement provided by Acquiror, in its sole discretion, to Shareholder; provided further that no such termination shall extinguish any liability of a party for breach of its obligations under this Agreement.

     (g) Headings. All Section headings herein are for convenience of reference only and are not part of this Agreement and no construction or reference shall be derived therefrom.

     (h) Notices. All notices, requests, claims, demands, and other communications under this Agreement must be in writing and shall be deemed given if delivered personally or by commercial delivery service, or mailed by registered or certified mail (return receipt requested) or sent via facsimile (with confirmation of receipt) to the parties at the following address (or at such other address for a party as shall be specified by like notice):

     if to Acquiror, to:        Tandy Corporation
                                 100 Throckmorton Street, Suite 1800
                                 Fort Worth, Texas 76102
                                 Attention: Mark C. Hill
                                 Facsimile No.: (817) 415-3926
                                 Telephone No.: (817) 415-3700

     with a copy to:            Haynes and Boone, LLP
                                 901 Main Street, Suite 3100
                                 Dallas, Texas 75202
                                 Attention: Michael M. Boone
                                 Facsimile No.: (214) 651-5940
                                 Telephone No.: (214) 651-5000
     if to Shareholder, to:
       -------------------------------------------------------------------------
       -------------------------------------------------------------------------
                                 Facsimile No.:
                       ---------------------------------------------------------
                                 Telephone No.:
                        --------------------------------------------------------

     with a copy to:            Squire, Sanders & Dempsey L.L.P.
                                 1300 Huntington Center
                                 41 South High Street
                                 Columbus, Ohio 43215
                                 Attention: Richard W. Rubenstein
                                 Facsimile No.: (614) 365-2499
                                 Telephone No.: (614) 365-2700

     (i) Restrictive Legend. Shareholder shall cause certificates for the Shareholder's Shares and New Shares to have typed or printed thereon a restrictive legend which shall read substantially as follows (if and to the extent true and necessary in light of legal and factual circumstances existing at such time):

     "THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO CERTAIN PROVISIONS AS SET FORTH IN THAT CERTAIN VOTING AGREEMENT, DATED AS OF MAY 20, 1999, A COPY OF WHICH WILL BE MAILED BY AMERILINK CORPORATION TO THE SHAREHOLDER WITHOUT CHARGE WITHIN FIVE DAYS AFTER RECEIPT OF A WRITTEN REQUEST THEREFOR, WHICH CONTAINS RESTRICTIONS ON THE VOTING AND TRANSFER THEREOF."

     IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first written above.

                                            TANDY CORPORATION

                                            By:
                                              ----------------------------------
                                            Name:
                                               ---------------------------------
                                            Title:
                                               ---------------------------------

                                            SHAREHOLDER

                                            By:
                                              ----------------------------------
                                            Name:
                                               ---------------------------------

     The undersigned spouse of                hereunto subscribes his/her name
in evidence of and in consent to                's agreements made concerning
the Common Shares of AmeriLink Corporation referred to in the foregoing Voting Agreement, and to all other provisions thereof, as of the 20th day of May, 1999.

                                            ------------------------------------
                                            Name:
                                               ---------------------------------
                                            Spouse of
                                                 -------------------------------

                                   EXHIBIT A

                         (To Form of Voting Agreement)

                          NUMBER OF
                     TARGET COMMON SHARES
NAME                  BENEFICIALLY OWNED    TYPE OF OWNERSHIP
----                 --------------------   -----------------

                                    ANNEX C

                            TARGET OPTION AGREEMENT

     This TARGET OPTION AGREEMENT (the "Agreement"), dated as of May 20, 1999, by and between Tandy Corporation, a Delaware corporation ("Acquiror"), and AmeriLink Corporation, an Ohio corporation ("Target").

     WHEREAS, concurrently with the execution and delivery of this Agreement, Target, Acquiror and LWT, Inc., a Delaware corporation ("Merger Sub"), are entering into an Agreement and Plan of Reorganization, dated as of the date hereof (the "Reorganization Agreement"), which provides that, among other things, upon the terms and subject to the conditions thereof, Merger Sub will be merged with and into Target (the "Merger"), with Target continuing as the surviving corporation;

     WHEREAS, as a condition and inducement to Acquiror's willingness to enter into the Reorganization Agreement, Acquiror has required that Target agree, and Target has so agreed, to grant to Acquiror an option with respect to certain shares of Target's common stock on the terms and subject to the conditions set forth herein; and

     WHEREAS, capitalized terms (or other terms defined in the Reorganization Agreement) used but not defined herein shall have the meanings set forth in the Reorganization Agreement.

     NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants and agreements set forth herein and in the Reorganization Agreement, the receipt, sufficiency and adequacy of which is hereby acknowledged, the parties hereto agree as follows:

     1. Grant of Option. Target hereby grants Acquiror an irrevocable option (the "Target Option") to purchase up to 902,335 common shares, without par (subject to adjustment in accordance with Section 8 hereof) (the "Target Shares"), of Target (the "Target Common Shares") (being 19.9% of the number of Target Common Shares outstanding on the date hereof) in the manner set forth below at a price (the "Exercise Price") of $15.60 per Target Share, payable in cash.

     2. Exercise of Option. The Target Option may be exercised by Acquiror, in whole or in part at any time or from time to time after the earliest to occur of:

          (i) the first date on which Acquiror has the ability to terminate the Reorganization Agreement pursuant to Section 7.1(e) and/or Section 7.1(c)(ii) of the Reorganization Agreement;

          (ii) the failure of the shareholders of Target to approve the Reorganization Agreement and the Merger at the Target Shareholders Meeting and, prior to the time of the Target Shareholders Meeting, there was (A) a Trigger Event with respect to Target or (B) a Takeover Proposal with respect to Target which at the time of the Target Shareholders Meeting had not been rejected by Target;

          (iii) the date on which Acquiror has the ability to terminate the Reorganization Agreement pursuant to Section 7.1(c)(i) or (c)(iii) thereof, due in part to any failure by Target to use its reasonable best efforts to perform and comply with all agreements and conditions required by the Reorganization Agreement to be performed or complied with by Target prior to or on the Closing Date or any failure by Target's Affiliates to take any actions required to be taken thereby, and prior thereto there is (A) a Trigger Event with respect to Target or (B) a Takeover Proposal with respect to Target which is not rejected by Target;

          (iv) Target terminates this Agreement pursuant to Section 7.1(f) of the Reorganization Agreement; or

          (v) a "consummation" of a Takeover Proposal or Trigger Event as set forth in Section 7.3(c) and (g) of the Reorganization Agreement.

     Target shall give Acquiror prompt written notice of the occurrence of any of the events set forth in clauses (i) through (v) above, it being understood that the giving of such notice by Acquiror shall not be a condition to the right of Acquiror to exercise the Target Option.

     In the event Acquiror wishes to exercise the Target Option, Acquiror shall deliver to Target a written notice (an "Exercise Notice") specifying the total number of Target Shares it wishes to purchase. Each closing of a purchase of Target Shares (a "Closing") shall occur at a place, on a date and at a time designated by Acquiror in an Exercise Notice delivered at least two business days prior to the date of the Closing. Except as provided in the last sentence of this Section 2, the Target Option shall terminate upon the earlier of: (i) the Effective Time; (ii) the termination of the Reorganization Agreement pursuant to Section 7.1 thereof (other than a termination in connection with which Acquiror is or will be entitled to any payments as specified in Section 7.3(b) or (c) thereof); (iii) 181 days following any termination of the Reorganization Agreement in connection with which Acquiror is or will be entitled to a payment as specified in Section 7.3(b) thereof (or if, at the expiration of such 181 day period, the Target Option cannot be exercised by reason of any applicable judgment, decree, order, law or regulation, ten (10) business days after such impediment to exercise shall have been removed or shall have become final and not subject to appeal); or (iv) 12 months and one day following any termination of the Reorganization Agreement in connection with which Acquiror is or could be entitled to a payment as specified in Section 7.3(c) thereof (or if, at the expiration of such 12 months and one day period, the Target Option cannot be exercised by reason of any applicable judgment, decree, order, law or regulation, ten (10) business days after such impediment to exercise shall have been removed or shall have become final and not subject to appeal). Notwithstanding the termination of the Target Option, Acquiror shall be entitled to exercise the Target Option if it has given the Exercise Notice in accordance with the terms hereof prior to the termination of the Option Agreement. The termination of the Target Option shall not affect any rights hereunder which by their terms do not terminate or expire prior to or as of such termination.

     3. Conditions to Closing. The obligation of Target to issue the Target Shares to Acquiror hereunder is subject to the conditions that (i) all waiting periods, if any, under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder ("HSR Act"), applicable to the issuance of the Target Shares hereunder shall have expired or have been terminated; (ii) all consents, approvals, orders or authorizations of, or declarations or filings with, any Federal, state or local administrative agency or commission or other Federal, state or local governmental authority or instrumentality, if any, required in connection with the issuance of the Target Shares hereunder shall have been obtained or made, as the case may be; and (iii) no preliminary or permanent injunction or other order by any court of competent jurisdiction prohibiting or otherwise restraining such issuance shall be in effect.

     4. Closing. At any Closing, (a) Target will deliver to Acquiror a single certificate in definitive form representing the number of Target Shares designated by Acquiror in its Exercise Notice, such certificate to be registered in the name of Acquiror and to bear the legend set forth in Section 9, and (b) Acquiror will deliver to Target the aggregate price for the Target Shares so designated and being purchased by wire transfer of immediately available funds or certified check or bank check. At any Closing at which Acquiror is exercising the Target Option in part, Acquiror shall present and surrender this Agreement to Target, and Target shall deliver to Acquiror an executed new agreement with the same terms as this Agreement evidencing the right to purchase the balance of the shares of Target Common Shares purchasable hereunder.

     5. Representations and Warranties of Target. Target represents and warrants to Acquiror as follows:

     (a) Target is a corporation duly organized, validly existing and in good standing under the laws of the State of Ohio and has the corporate power and authority to enter into this Agreement and to carry out its obligations hereunder;

     (b) the execution and delivery of this Agreement by Target and the consummation by Target of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Target and no other corporate proceedings on the part of Target are necessary to authorize this Agreement or any of the transactions contemplated hereby;

     (c) this Agreement has been duly executed and delivered by Target and constitutes a valid and binding obligation of Target, and, assuming this Agreement constitutes a valid and binding obligation of Acquiror, is enforceable against Target in accordance with its terms, except as enforceability may be limited by bankruptcy and other laws affecting the rights and remedies of creditors generally and general principles of equity;

     (d) Target has taken all necessary corporate action to authorize and reserve for issuance and to permit it to issue, upon exercise of the Target Option, and at all times from the date hereof through the expiration of the Target Option will have reserved, that number of unissued Target Shares that are subject to the Target Option, all of which, upon their issuance and delivery in accordance with the terms of this Agreement, will be validly issued, fully paid and nonassessable;

     (e) upon delivery of the Target Shares to Acquiror upon the exercise of the Target Option, Acquiror will acquire the Target Shares free and clear of all Liens;

     (f) except as may be required under the Securities Act of 1933, as amended (the "Securities Act"), the execution and delivery of this Agreement by Target does not, and the performance of this Agreement by Target will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or the loss of a benefit under, or the creation of a Lien on assets pursuant to (any such conflict, violation, default, right of termination, cancellation or acceleration, loss or creation, a "Violation"), (A) any provision of the Articles of Incorporation or Code of Regulations of Target or (B) any provisions of any Contract, permit, concession, franchise, or license or (C) any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Target or its Subsidiaries or their respective properties or assets (including without limitation any provision of Ohio Law applicable to a business combination, control share acquisition or similar transaction), which Violation, in the case of each of clauses (B) and (C), would have a Material Adverse Effect on Target;

     (g) except as described in Section 2.3 of the Reorganization Agreement and
Section 3(i) of this Agreement, and except as may be required under the Securities Act, the execution and delivery of this Agreement by Target does not, and the performance of this Agreement by Target will not, require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority; and

     (h) the number of Target Shares constitutes 19.9% of the number of Target Common Shares outstanding on the date of this Agreement.

     6. Representations and Warranties of Acquiror. Acquiror represents and warrants to Target as follows:

     (a) Acquiror is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the corporate power and authority to enter into this Agreement and to carry out its obligations hereunder;

     (b) the execution and delivery of this Agreement by Acquiror and the consummation by Acquiror of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Acquiror and no other corporate proceedings on the part of Acquiror are necessary to authorize this Agreement or any of the transactions contemplated hereby;

     (c) this Agreement has been duly executed and delivered by Acquiror and constitutes a valid and binding obligation of Acquiror, and, assuming this Agreement constitutes a valid and binding obligation of Target, is enforceable against Acquiror in accordance with its terms, except as enforceability may be limited by bankruptcy and other laws affecting the rights and remedies of creditors generally and general principles of equity;

     (d) the execution and delivery of this Agreement by Acquiror does not, and the performance of this Agreement by Acquiror will not, result in any Violation pursuant to, (A) any provision of the Certificate of Incorporation or Bylaws of Acquiror, (B) any provisions of any Contract, permit, concession, franchise, or license or (C) any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Acquiror or its properties or assets, which Violation, in the case of each of clauses (B) and (C), would have a Material Adverse Effect on Acquiror;

     (e) except as described in Section 3.3 of the Reorganization Agreement and
Section 3(i) of this Agreement, and except as may be required under the Securities Act, the execution and delivery of this Agreement by Acquiror does not, and the performance of this Agreement by Acquiror will not, require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority; and

     (f) any Target Shares acquired upon exercise of the Target Option will not be, and the Target Option is not being, acquired by Acquiror with a view to the public distribution thereof.

     7. Registration Rights.

     (a) Following the termination of the Reorganization Agreement, Acquiror may by written notice (the "Registration Notice") to Target request Target to register under the Securities Act all or any part of the Target Common Shares acquired pursuant to this Agreement (the "Restricted Shares") beneficially owned by Acquiror (the "Registrable Securities"). Target (and/or any person designated by Target) shall thereupon have the option exercisable by written notice delivered to Acquiror within ten (10) business days after the receipt of the Registration Notice, irrevocably to agree to purchase all or any part of the Registrable Securities for cash at a price (the "Option Price") equal to the product of (i) the number of Registrable Securities multiplied by (ii) the average of the closing prices of such Target Common Shares on the Nasdaq National Market (or such other exchange or inter-dealer quotation system on which the Target Common Shares is then listed or quoted) for the ten trading days immediately preceding the Notice Date. Any such purchase of Registrable Securities by Target hereunder shall take place at a closing to be held at the principal executive offices of Target or its counsel at any reasonable date and time designated by Target and/or such designee in such notice within ten (10) business days after delivery of such notice. Any payment for the shares to be purchased shall be made by delivery of the Option Price at the time of such closing in immediately available funds.

     (b) If Target does not elect to exercise its option to purchase pursuant to
Section 7(a) with respect to all Registrable Securities, it shall use its best efforts to effect, as promptly as practicable, the registration under the Securities Act of the unpurchased Registrable Securities (including without limitation a shelf registration statement under Rule 415 promulgated under the Securities Act); provided, however, that (i) Acquiror shall not be entitled to more than an aggregate of two effective registration statements hereunder and
(ii) Target will not be required to file any such registration statement during any period of time (not to exceed 40 days after such request in the case of clause (A) below, 90 days in the case of clause (B) below and 120 days in the case of clause (C) below) when (A) Target is in possession of material nonpublic information which it reasonably believes (i) would be detrimental to be disclosed at such time and, (ii) after consultation with counsel to Target, such information would have to be disclosed if a registration statement were filed at that time; (B) Target is required under the Securities Act to include audited financial statements for any period in such registration statement and such financial statements are not yet available for inclusion in such registration statement; or (C) Target determines, in its reasonable judgment, that such registration would materially interfere with any financing, acquisition or other material transaction involving Target or any of its affiliates. Without Acquiror's prior written consent, no securities other than the Registrable Securities shall be included in any such registration. If the effectiveness of a registration statement pursuant to a registration hereunder does not occur within 120 days after the date of the related Registration Notice, the provisions of this Section 7 shall again be applicable to any proposed registration and the filing of such registration statement shall not reduce the number of registrations Acquiror may request pursuant to this Section 7. Target shall use its reasonable best efforts to cause any Registrable Securities registered pursuant to this Section 7 to be qualified for sale under the securities or Blue Sky laws of such jurisdictions as Acquiror may reasonably request and shall continue such registration or qualification in effect in such jurisdiction; provided, however, that Target shall not be required to qualify to do business in, or consent to general service of process in, any jurisdiction by reason of this provision.

     (c) The registration rights set forth in this Section 7 are subject to the condition that Acquiror shall provide Target with such information with respect to Acquiror's Registrable Securities, the plans for the distribution thereof, and such other information with respect to Acquiror as, in the reasonable judgment of counsel for Target, is necessary to enable Target to include in such registration statement all material facts required to be disclosed with respect to a registration thereunder.

     (d) If Target's securities of the same type as the Registrable Securities are then authorized for quotation or trading or listing on the New York Stock Exchange, Nasdaq National Market System, or any other securities exchange or automated quotations system, Target, upon the request of Acquiror, shall promptly file an application, if required, to authorize for quotation, trading or listing the shares of Registrable Securities on such exchange or system and will use its reasonable efforts to obtain approval, if required, of such quotation, trading or listing as soon as practicable.

     (e) If Target shall propose to register under the Securities Act the offering, sale and delivery of Target Common Shares for cash for its own account or for any other stockholder of Target pursuant to a firm commitment underwriting, it will, in addition to Target's other obligations under this
Section 7, allow Acquiror the right to participate in such registration so long as Acquiror participates in the underwriting; provided, however, that, if the managing underwriter of such offering advises Target in writing that in its opinion the number of Target Common Shares requested to be included in such registration exceeds the number which can be sold in such offering, Target will, after fully including therein all Target Common Shares to be sold by Target, include the Target Common Shares requested to be included therein by Acquiror pro rata (based on the number of Target Common Shares intended to be included therein) with the Target Common Shares intended to be included therein by persons other than Target.

     (f) A registration effected under this Section 7 shall be effected at Target's expense, except for underwriting discounts and commissions and the fees and the expenses of counsel to Acquiror, and, if such sale of Registrable Securities is being conducted by means of an underwritten public offering, Target shall provide to the underwriters such documentation (including certificates, opinions of counsel and "comfort" letters from auditors) as are customary in connection with underwritten public offerings as such underwriters may reasonably require. In connection with any such registration, the parties agree (i) to indemnify each other and the underwriters in the customary manner and (ii) if such sale of Registrable Securities is being conducted by means of an underwritten public offering, to enter into an underwriting agreement in form and substance customary to transactions of this type with the underwriters participating in such offering.

     (g) Any Restricted Shares sold by Acquiror in a registered public offering in compliance with the provisions of this Section 7 or in compliance with Rule 144 promulgated under the Securities Act shall, upon consummation of such sale, be free of the restrictions imposed with respect to such shares by this Agreement, unless and until Acquiror shall repurchase or otherwise become the beneficial owner of such shares, and any transferee of such shares shall not be entitled to the rights of Acquiror.

     8. Adjustment Upon Changes in Capitalization.

     (a) In the event of any change in Target Common Shares by reason of stock dividends, split-ups, mergers (other than the Merger), recapitalizations, combinations, exchanges of shares or the like, the type and number of shares or securities subject to the Target Option, and the purchase price per share provided in Section 1, shall be adjusted appropriately, and proper provision shall be made in the agreements governing such transaction so that Acquiror shall receive, upon exercise of the Target Option, the number and class of shares or other securities or property that Acquiror would have received in respect of the Target Common Shares if the Target Option had been exercised immediately prior to such event or the record date therefor, as applicable.

     (b) In the event that Target shall enter in an agreement: (i) to consolidate with or merge into any person, other than Acquiror or one of its Subsidiaries, and shall not be the continuing or surviving corporation of such consolidation or merger; (ii) to permit any person, other than Acquiror or one of its Subsidiaries, to merge into Target whereby Target shall be the continuing or surviving corporation and the Target Common Shares outstanding immediately prior to such merger shall be changed into or exchanged for stock or other securities of Target or any other person or cash or any other property, or the outstanding Target Common Shares immediately prior to such merger shall after such merger represent less than 50% of the outstanding shares and share equivalents of the merged company; or (iii) to sell or otherwise transfer all or substantially all of its assets to any person, other than Acquiror or one of its Subsidiaries, then, and in each such case, the agreement governing such transaction shall make proper provisions so that upon the consummation of any such transaction and upon the terms and conditions set forth herein, Acquiror shall receive for each Target Share with respect to which the Target Option has not been exercised an amount of consideration in the form of and equal to the per share amount of consideration that would be received by the holder of one Target Common Share less the Exercise Price (and, in the event of an election or similar arrangement with respect to the type of consideration to be received by the holders of Target Common Shares, subject to the foregoing, proper provision shall be made so that the holder of the Target Option would have the same election or similar rights as would the holder of the number of Target Common Shares for which the Target Option is then exercisable).

     9. Restrictive Legend. Each certificate representing Target Common Shares issued to Acquiror hereunder shall include a legend in substantially the following form:

     THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY BE REOFFERED OR SOLD ONLY IF SO REGISTERED OR IF AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE. SUCH SECURITIES ARE ALSO SUBJECT TO ADDITIONAL RESTRICTIONS ON TRANSFER AS SET FORTH IN THE TARGET OPTION AGREEMENT, DATED AS OF MAY 20, 1999, A COPY OF WHICH MAY BE OBTAINED FROM THE ISSUER.

Certificates representing shares sold in a registered public offering pursuant to Section 7 shall not be required to bear the legend set forth above.

     10. Binding Effect; No Assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Except as expressly provided for in this Agreement, neither this agreement nor the rights or the obligations of either party hereto are assignable, except by operation of law, or with the written consent of the other party. Nothing contained in this Agreement, express or implied, is intended to confer upon any person other than the parties hereto and their respective permitted assigns any rights or remedies of any nature whatsoever by reason of this Agreement.

     11. Specific Performance. The parties recognize and agree that if for any reason any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached, immediate and irreparable harm or injury would be caused for which money damages would not be an adequate remedy. Accordingly, each party agrees that, in addition to other remedies, the other party shall be entitled to an injunction restraining any violation or threatened violation of the provisions of this Agreement. In the event that any action should be brought in equity to enforce the provisions of this Agreement, neither party will allege, and each party hereby waives the defense, that there is adequate remedy at law.

     12. Entire Agreement. This Agreement and the Reorganization Agreement constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all other prior agreements and understandings, both written and oral, among the parties or any of them with respect to the subject matter hereof.

     13. Further Assurance. Each party will execute and deliver all such further documents and instruments and take all such further action as may be necessary in order to consummate the transactions contemplated hereby.

     14. Validity. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of the other provisions of this Agreement, which shall remain in full force and effect. In the event any court or other competent authority holds any provision of this Agreement to be null, void or unenforceable, the parties hereto shall negotiate in good faith the execution and delivery of an amendment to this Agreement in order, as nearly as possible, to effectuate, to the extent permitted by law, the intent of the parties hereto with respect to such provision. Each party agrees that, should any court or other competent authority hold any provision of this Agreement or part hereof to be null, void or unenforceable, or order any party to take any action inconsistent herewith, or not take any action required herein, the other party shall not be entitled to specific performance of such provision or part hereof or to any other remedy, including but not limited to money damages, for breach hereof or of any other provision of this Agreement or part hereof as the result of such holding or order.

     15. Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or mailed by registered or certified mail (return receipt requested) or sent via facsimile (with confirmation of receipt) to the parties at the following address (or at such other address for a party as shall be specified by like notice).

     if to Acquiror or Merger
Sub, to:                        Tandy Corporation
                                 100 Throckmorton Street, Suite 1900
                                 Fort Worth, Texas 76102
                                 Attention: Mark C. Hill
                                 Facsimile No.: (817) 415-3926
                                 Telephone No.: (817) 415-3700

     with a copy to:            Haynes and Boone, LLP
                                 901 Main Street, Suite 3100
                                 Dallas, Texas 75202
                                 Attention: Michael M. Boone
                                 Facsimile No.: (214) 651-5940
                                 Telephone No.: (214) 651-5000

     if to Target, to:          AmeriLink Corporation
                                 1900 E. Dublin-Granville, Road
                                 Columbus, Ohio 43229
                                 Attention: Larry R. Linhart
                                 Facsimile No.: (614) 895-7436
                                 Telephone No.: (614) 895-1313

     with a copy to:            Squire, Sanders & Dempsey L.L.P.
                                 1300 Huntington Center
                                 41 South High Street
                                 Columbus, Ohio 43215
                                 Attention: Richard W. Rubenstein
                                 Facsimile No.: (614) 365-2499
                                 Telephone No.: (614) 365-2700

     16. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Ohio applicable to agreements made and to be performed entirely within such State without regard to any applicable conflicts of law rules.

     17. Descriptive Headings. The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

     18. Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

     19. Expenses. Except as otherwise expressly provided herein or in the Reorganization Agreement, all costs and expenses incurred in connection with the transactions contemplated by this Agreement shall be paid by the party incurring such expenses.

     20. Amendments; Waiver. This Agreement may be amended by the parties hereto and the terms and conditions hereof may be waived only by an instrument in writing signed on behalf of each of the parties hereto, or, in the case of a waiver, by an instrument signed on behalf of the party waiving compliance.

     21. Termination. This Agreement shall terminate upon termination of the Target Option. Notwithstanding the foregoing, if all or a portion of the Target Option shall have been exercised prior to the termination of the Target Option, all representations and warranties in this Agreement of a party shall survive any such termination, and all covenants of a party and other provisions in Sections 7 and 9 through 22 shall survive any such termination. No such termination shall extinguish any liability of a party for breach of its obligations under this Agreement.

     22. Expenses. Each of the parties hereto shall bear and pay all costs and expenses incurred by it or its behalf in connection with the negotiation of this Agreement, including fees and expenses of its own financial consultants, investment bankers, accountants and counsel.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective duly authorized officers as of the date first above written.

                                            TANDY CORPORATION

                                            By:   /s/ LEONARD H. ROBERTS
                                              ----------------------------------
                                                Name: Leonard H. Roberts
                                                Title: Chairman, President & CEO

                                            AMERILINK CORPORATION

                                            By:    /s/ LARRY R. LINHART
                                              ----------------------------------
                                                Name: Larry R. Linhart
                                                Title: President

                                    ANNEX D

                      OPINION OF J.C. BRADFORD & CO., LLC
                                                        J.C. BRADFORD & CO. LOGO

                                  May 20, 1999

The Board of Directors
AmeriLink Corporation
1900 E. Dublin-Granville Road
Columbus, OH 43229

Gentlemen:

     You have requested our opinion as to the fairness, from a financial point of view, to the shareholders of AmeriLink Corporation ("AmeriLink") of the consideration to be paid to such shareholders by Tandy Corporation ("Tandy") pursuant to the merger (the "Merger") contemplated by the proposed Agreement and Plan of Reorganization (the "Merger Agreement"), by and among Tandy, Merger Sub, and AmeriLink, whereby each share of common stock of AmeriLink will be exchanged for a fractional share of Tandy common stock equal to $15.60 divided by the average of the closing sales prices per share for Tandy common stock as reported on the NYSE composite transactions reporting system during the five consecutive trading-day period ending on the second trading day after the date of the Merger Agreement (the "Exchange Ratio"). Capitalized terms used herein, if not otherwise defined herein, shall have the respective meanings set forth in the Merger Agreement. For purposes of this opinion we have assumed that the draft of the Merger Agreement, dated May 14, 1999 and in the form provided to us, will not vary in any material respect from the Merger Agreement to be signed by the parties thereto, except that the conversion of the Merger Consideration will become automatic, as opposed to discretionary, in the event the Tandy common stock trades at prices during a predetermined period that would cause the Exchange Ratio to yield to the AmeriLink shareholders $12.00 or less per share in Tandy common stock and that the Cash Consideration will be $14.50 per share of AmeriLink common stock instead of $14.00 per share.

     In conducting our analysis and arriving at our opinion, we have reviewed the financial terms of the Merger as set forth in the Merger Agreement in relation to such financial and other information as we deemed appropriate including, among other things, the following: (i) the draft of the Merger Agreement and drafts of the related exhibits, schedules, and annexes thereto;
(ii) the historical and current financial position and results of operations of AmeriLink and Tandy; (iii) certain internal financial analyses and forecasts of AmeriLink for the fiscal years beginning March 29, 1999 and ending April 1, 2001, prepared by its senior management; (iv) certain financial analyses and forecasts of Tandy and AmeriLink prepared by research analysts of nationally recognized securities firms, including financial analyses and forecasts relating to AmeriLink prepared by a research analyst of J.C. Bradford & Co., LLC; (v) certain financial and securities trading data of certain other companies, the securities of which are publicly traded and that we believed to be comparable to AmeriLink or Tandy or relevant to the transaction; (vi) prices paid in certain other acquisitions and transactions that we believed to be relevant; (vii) reported price and trading activity for AmeriLink and Tandy common stock; and
(viii) such other financial studies, analyses, and investigations as we deemed appropriate for purposes of our opinion. We also have held discussions with members of the senior management of AmeriLink and Tandy regarding the strategic rationale for, and the potential benefits, of the Merger and the past and current business operations, financial condition, and future prospects of AmeriLink and Tandy, respectively.

     In rendering our opinion, we have taken into account our assessment of general economic, market, and financial and other conditions and our experience in other transactions, as well as our experience in securities valuation and our knowledge of the industries in which AmeriLink and Tandy operate generally. Our opinion is necessarily based upon the information made available to us and conditions as they currently exist and can be evaluated as of the date hereof. We have relied upon the accuracy and completeness of all of the financial and other information reviewed by us for purposes of our opinion and have not assumed any responsibility for, nor undertaken an independent verification of, such information. With respect to the AmeriLink internal operating data and financial analyses and forecasts supplied to us, we have assumed that such data, analyses, and forecasts were reasonably prepared on bases reflecting the best currently available estimates and judgments of AmeriLink's senior management as to the recent and likely future performance of AmeriLink. Accordingly, we express no opinion with respect to such analyses or forecasts or the assumptions on which they are based. Furthermore, our opinion is based on the assumption that the Merger will be a tax-free reorganization under the Internal Revenue Code of 1986, as amended.

     We were not asked to consider, and our opinion does not address, the relative merits of the Merger as compared to any alternative business strategies that might exist for AmeriLink or the effect of any other transactions in which AmeriLink might engage. We have not made an independent evaluation or appraisal of the assets and liabilities of AmeriLink or Tandy or any of their subsidiaries or affiliates and have not been furnished with any such evaluation or appraisal. In arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any party with respect to the acquisition of AmeriLink. Moreover, we are not expressing any opinion as to what the value of the Tandy common stock will actually be when issued pursuant to the Merger or the prices at which Tandy or AmeriLink common stock will trade subsequent to the announcement of the Merger.

     J.C. Bradford & Co., LLC, as part of its investment banking business, engages in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate, and other purposes. J.C. Bradford has acted as financial advisor to AmeriLink in connection with the proposed Merger and will receive a fee for such services, a significant portion of which is contingent upon the consummation of the Merger. We also will receive a fee in connection with the delivery of this opinion. We have in the past provided investment banking services to AmeriLink, for which we have received compensation. In the ordinary course of our business, we may hold or actively trade the securities of AmeriLink for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

     AmeriLink is entitled to reproduce this opinion, in whole but not in part, in the Proxy Statement/ Prospectus as required by applicable law or appropriate; provided, however, that any excerpt from or reference to this opinion (including any summary thereof) in such document must be approved by us in advance in writing. Notwithstanding the foregoing, this opinion does not constitute a recommendation to any shareholder of AmeriLink to vote in favor of the Merger. We were engaged by the Board of Directors of AmeriLink to render this opinion in connection with the Board's discharge of its fiduciary obligations. We have advised the Board of Directors that we do not believe that any person (including a shareholder of AmeriLink) other than the Board of Directors has the legal right to rely on this opinion for any claim arising under state law and that, should any such claim be brought against us, this assertion will be raised as a defense. In the absence of governing authority, this assertion will be resolved by the final adjudication of such issue by a court of competent jurisdiction. Resolution of this matter under state law, however, will have no effect on the rights and responsibilities of any person under the federal securities laws or on the rights and responsibilities of AmeriLink's Board of Directors under applicable law.

     Based upon and subject to the foregoing, and based upon such other matters as we consider relevant, it is our opinion that, as of the date hereof and based on conditions as they currently exist, the Exchange Ratio is fair to the shareholders of AmeriLink from a financial point of view.

                                            Very truly yours,

                                            J.C. BRADFORD & CO., LLC

                                            By:/s/ J.C. BRADFORD & CO., LLC
                                              ----------------------------------

                                    ANNEX E

                    SECTION 1701.85 OF THE OHIO REVISED CODE

         RELIEF FOR DISSENTING SHAREHOLDERS; QUALIFICATION; PROCEDURES.

     (A) (1) A shareholder of a domestic corporation is entitled to relief as a dissenting shareholder in respect of the proposals described in sections 1701.74, 1701.76, and 1701.84 of the Revised Code, only in compliance with this section.

     (2) If the proposal must be submitted to the shareholders of the corporation involved, the dissenting shareholder shall be a record holder of the shares of the corporation as to which he seeks relief as of the date fixed for the determination of shareholders entitled to notice of a meeting of the shareholders at which the proposal is to be submitted, and such shares shall not have been voted in favor of the proposal. Not later than ten days after the date on which the vote on the proposal was taken at the meeting of the shareholders, the dissenting shareholder shall deliver to the corporation a written demand for payment to him of the fair cash value of the shares as to which he seeks relief, which demand shall state his address, the number and class of such shares, and the amount claimed by him as the fair cash value of the shares.

     (3) The dissenting shareholder entitled to relief under division (C) of section 1701.84 of the Revised Code in the case of a merger pursuant to section 1701.80 of the Revised Code and a dissenting shareholder entitled to relief under division (E) of section 1701.84 of the Revised Code in the case of a merger pursuant to section 1701.801 of the Revised Code shall be a record holder of the shares of the corporation as to which he seeks relief as of the date on which the agreement of merger was adopted by the directors of that corporation. Within twenty days after he has been sent the notice provided in section 1701.80 or 1701.801 of the Revised Code, the dissenting shareholder shall deliver to the corporation a written demand for payment with the same information as that provided for in division (A)(2) of this section.

     (4) In the case of a merger or consolidation, a demand served on the constituent corporation involved constitutes service on the surviving or the new entity, whether the demand is served before, on, or after the effective date of the merger or consolidation.

     (5) If the corporation sends to the dissenting shareholder, at the address specified in his demand, a request for the certificates representing the shares as to which he seeks relief, the dissenting shareholder, within fifteen days from the date of the sending of such request, shall deliver to the corporation the certificates requested so that the corporation may forthwith endorse on them a legend to the effect that demand for the fair cash value of such shares has been made. The corporation promptly shall return such endorsed certificates to the dissenting shareholder. A dissenting shareholder's failure to deliver such certificates terminates his rights as a dissenting shareholder, at the option of the corporation, exercised by written notice sent to the dissenting shareholder within twenty days after the lapse of the fifteen-day period, unless a court for good cause shown otherwise directs. If shares represented by a certificate on which such a legend has been endorsed are transferred, each new certificate issued for them shall bear a similar legend, together with the name of the original dissenting holder of such shares. Upon receiving a demand for payment from a dissenting shareholder who is the record holder of uncertificated securities, the corporation shall make an appropriate notation of the demand for payment in its shareholder records. If uncertificated shares for which payment has been demanded are to be transferred, any new certificate issued for the shares shall bear the legend required for certificated securities as provided in this paragraph. A transferee of the shares so endorsed, or of uncertificated securities where such notation has been made, acquires only such rights in the corporation as the original dissenting holder of such shares had immediately after the service of a demand for payment of the fair cash value of the shares. A request under this paragraph by the corporation is not an admission by the corporation that the shareholder is entitled to relief under this section.

     (B) Unless the corporation and the dissenting shareholder have come to an agreement on the fair cash value per share of the shares as to which the dissenting shareholder seeks relief, the dissenting shareholder or the corporation, which in case of a merger or consolidation may be the surviving or new entity, within three months after the service of the demand by the dissenting shareholder, may file a complaint in the court of common pleas of the county in which the principal office of the corporation that issued the shares is located or was located when the proposal was adopted by the shareholders of the corporation, or, if the proposal was not required to be submitted to the shareholders, was approved by the directors. Other dissenting shareholders, within that three-month period, may join as plaintiffs or may be joined as defendants in any such proceeding, and any two or more such proceedings may be consolidated. The complaint shall contain a brief statement of the facts, including the vote and the facts entitling the dissenting shareholder to the relief demanded. No answer to such a complaint is required. Upon the filing of such a complaint, the court, on motion of the petitioner, shall enter an order fixing a date for a hearing on the complaint and requiring that a copy of the complaint and a notice of the filing and of the date for hearing be given to the respondent or defendant in the manner in which summons is required to be served or substituted service is required to be made in other cases. On the day fixed for the hearing on the complaint or any adjournment of it, the court shall determine from the complaint and from such evidence as is submitted by either party whether the dissenting shareholder is entitled to be paid the fair cash value of any shares and, if so, the number and class of such shares. If the court finds that the dissenting shareholder is so entitled, the court may appoint one or more persons as appraisers to receive evidence and to recommend a decision on the amount of the fair cash value. The appraisers have such power and authority as is specified in the order of their appointment. The court thereupon shall make a finding as to the fair cash value of a share and shall render judgment against the corporation for the payment of it, with interest at such rate and from such date as the court considers equitable. The costs of the proceeding, including reasonable compensation to the appraisers to be fixed by the court, shall be assessed or apportioned as the court considers equitable. The proceeding is a special proceeding and final orders in it may be vacated, modified, or reversed on appeal pursuant to the Rules of Appellate Procedure and, to the extent not in conflict with those rules, Chapter 2505 of the Revised Code. If, during the pendency of any proceeding instituted under this section, a suit or proceeding is or has been instituted to enjoin or otherwise to prevent the carrying out of the action as to which the shareholder has dissented, the proceeding instituted under this section shall be stayed until the final determination of the other suit or proceeding. Unless any provision in division
(D) of this section is applicable, the fair cash value of the shares that is agreed upon by the parties or fixed under this section shall be paid within thirty days after the date of final determination of such value under this division, the effective date of the amendment to the articles, or the consummation of the other action involved, whichever occurs last. Upon the occurrence of the last such event, payment shall be made immediately to a holder of uncertificated securities entitled to such payment. In the case of holders of shares represented by certificates, payment shall be made only upon and simultaneously with the surrender to the corporation of the certificates representing the shares for which the payment is made.

     (C) If the proposal was required to be submitted to the shareholders of the corporation, fair cash value as to those shareholders shall be determined as of the day prior to the day on which the vote by the shareholders was taken and, in the case of a merger pursuant to section 1701.80 or 1701.801 of the Revised Code, fair cash value as to shareholders of a constituent subsidiary corporation shall be determined as of the day before the adoption of the agreement of merger by the directors of the particular subsidiary corporation. The fair cash value of a share for the purposes of this section is the amount that a willing seller who is under no compulsion to sell would be willing to accept and that a willing buyer who is under no compulsion to purchase would be willing to pay, but in no event shall the fair cash value of a share exceed the amount specified in the demand of the particular shareholder. In computing such fair cash value, any appreciation or depreciation in market value resulting from the proposal submitted to the directors or to the shareholders shall be excluded.

     (D) (1) The right and obligation of a dissenting shareholder to receive such fair cash value and to sell such shares as to which he seeks relief, and the right and obligation of the corporation to purchase such shares and to pay the fair cash value of them terminates if any of the following applies:

          (a) The dissenting shareholder has not complied with this section, unless the corporation by its directors waives such failure;

          (b) The corporation abandons the action involved or is finally enjoined or prevented from carrying it out, or the shareholders rescind their adoption, of the action involved;

          (c) The dissenting shareholder withdraws his demand, with the consent of the corporation by its directors;

          (d) The corporation and the dissenting shareholder have not come to an agreement as to the fair cash value per share, and neither the shareholder nor the corporation has filed or joined in a complaint under division (B) of this section within the period provided in that division.

     (2) For purposes of division (D)(1) of this section, if the merger or consolidation has become effective and the surviving or new entity is not a corporation, action required to be taken by the directors of the corporation shall be taken by the general partners of a surviving or new partnership or the comparable representatives of any other surviving or new entity.

     (E) From the time of the dissenting shareholder's giving of the demand until either the termination of the rights and obligations arising from it or the purchase of the shares by the corporation, all other rights accruing from such shares, including voting and dividend or distribution rights, are suspended. If during the suspension, any dividend or distribution is paid in money upon shares of such class or any dividend, distribution, or interest is paid in money upon any securities issued in extinguishment of or in substitution for such shares, an amount equal to the dividend, distribution, or interest which, except for the suspension, would have been payable upon such shares or securities, shall be paid to the holder of record as a credit upon the fair cash value of the shares. If the right to receive fair cash value is terminated other than by the purchase of the shares by the corporation, all rights of the holder shall be restored and all distributions which, except for the suspension, would have been made shall be made to the holder of record of the shares at the time of termination.